As filed with the United States Securities and Exchange Commission on January 15, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PurposeBuilt Brands, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2842	83-3526379
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

755 Tri-State Parkway

Gurnee, Illinois 60031

Telephone: (800) 837-8140

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher G. Bauder

Chief Executive Officer

PurposeBuilt Brands, Inc.

755 Tri-State Parkway

Gurnee, Illinois 60031

Telephone: (800) 837-8140

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua N. Korff, P.C. Ross M. Leff, P.C. Jennifer L. Lee Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Telephone: (212) 446-4800	Jason M. Licht Stelios G. Saffos Christopher J. Clark Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$100,000,000	$10,910.00

(1)	Includes shares of common stock that may be purchased by the underwriters upon the exercise of their option to purchase additional shares.
(2)	Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2021

PROSPECTUS

             Shares

PurposeBuilt Brands, Inc.

Common Stock

This is the initial public offering of shares of common stock of PurposeBuilt Brands, Inc. We are selling              shares of our common stock. We currently expect the initial public offering price to be between $         and $         per share of common stock. We intend to apply to list our shares of common stock on The Nasdaq Global Market (“Nasdaq”) under the symbol “PBLT.”

After the completion of this offering, certain investment funds associated with The Carlyle Group (“Carlyle”) and certain investment funds associated with TA Associates (“TA Associates” and, together with Carlyle, our “Sponsors”) will be parties to a stockholders agreement and will beneficially own approximately         % of our common stock (or         % if the underwriters exercise in full their option to purchase additional shares of common stock). As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. See “Management—Controlled Company Exception” and “Principal Stockholders.” We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 25 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to PurposeBuilt Brands, Inc., before expenses	$	$

(1)	See the section titled “Underwriting (Conflicts of Interest)” for a description of compensation payable to the underwriters and estimated offering expenses.

To the extent that the underwriters sell more than             shares of our common stock, the underwriters have the option, within 30 days from the date of this prospectus, to purchase up to an additional              shares of our common stock from us at the initial public offering price less the underwriting discount.

At our request, the underwriters have reserved                  shares of common stock, or up to         % of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price through a directed share program (the “Directed Share Program”) to certain individuals associated with us, including our directors, officers, employees, business associates and related persons. See “Underwriting (Conflicts of Interest)—Directed Share Program.”

The underwriters expect to deliver the shares of our common stock against payment in New York, New York on or about                , 2021.

Joint Book-Running Managers

Barclays	Morgan Stanley	Goldman Sachs & Co. LLC	Baird
(in alphabetical order)

BofA Securities	Credit Suisse	UBS Investment Bank

Co-Managers

Academy Securities	Blaylock Van, LLC	R. Seelaus & Co., LLC

Ramirez & Co., Inc.	TCG Capital Markets L.L.C.

The date of this prospectus is                , 2021.

PurposeBuilt BRANDS

Purpose	Built	BRANDS
We make products that are **efficacious**	We build **proprietary, in-house capabilities**	We invest in our **brands**
We **take care** of special, valuable surfaces	We build our **own innovations**	We build strong **loyalty** and **trust** with our users
We are **sustainable** and **responsible**	We have grown via disciplined and strategic **acquisitions**	We ensure our brands are found **everywhere our customers shop**

PurposeBuilt BRANDS Purpose Built BRANDSWe build We make proprietary, We invest in products that in-house our brands are efficacious capabilities We take care of We build We build strong special, valuable our own loyalty and trust surfaces innovations with our users We have grown We ensure our We are via disciplined brands are found sustainable and and strategic everywhere our responsible acquisitions customers shop

We build products that enhance the appearance, performance, and protection of people's valued surfaces in the home, business, and workplace. Kitchen living room bathroom outdoor patio hospital laundry garage/auto coffee foodservice craft brew biokleen
BAC-OUT
STAIN + ODOR REMOVER

FIVE STAR
PBW

KILLS 99% OF
VIRUSES & BACTERIA*
*When used as directed

CAFIZA

GOO GONE
CLEAN UP WIPES
GOO & ADHESIVE REMOVER
FAMILY OF PRODUCTS

2 PRE-MEASURED APPLICATIONS
GREEN GOBBLER
DRAIN CLOG DISSOLVER
GUARANTEED!
2 PRE-MEASURED
APPLICATIONS
PATENTED,
NON-CAUSTIC
BLEND.
DOES NOT
contain sodium
hydroxide or bleach
Clears clogged drains of:
Grease, Hair, Paper, Soap Scum
& Organic material
SAFE for sink, bathtub &
shower drains, toilets &
septic systems
WON'T
HARM PIPES

So much more than clean STAINLESS STEEL COOKTOP GRANITE LEATHER FLOOR CARE KILLS 99% OF VIRUSES & BACTERIA* REMOVES EVERYDAY SURFACE CONTAMINATION *When used as directed goo Gone Goo & adhesive remover family of products 2 PRE MEASHURED APPLICATIONS PATENTED NON-CAUSTIC BLEND DOES NOT CONTAIN SODIUM HYDROXIDE OR BLEACH CLEARS CLOGGED DRAINS OF GREASE HAIR PAPER SOAP SCUM ORGANIC MATERIAL SAFE FOR SINK BATHTUB & SHOWER DRAINS, TOILETS & SEPTIC SYSTEMS WON'T HARM PIPES gonzo magically keeping your home smelling fresh and odor- free

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus we may authorize to be delivered or made available to you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. The information in this prospectus, any amendment or supplement to this prospectus, or any applicable free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus, as applicable, or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For Investors Outside the United States: We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States (the “U.S.”). Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the U.S.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our common stock. Before you decide to invest in shares of our common stock, you should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This summary contains forward-looking statements that involve risks and uncertainties.

Unless otherwise stated, as used in this prospectus, “PurposeBuilt Brands,” “PurposeBuilt,” the “Company,” “we,” “us” and “our” refer to PurposeBuilt Brands, Inc. and its consolidated subsidiaries.

Overview

Our Mission: We build cleaning and disinfection products that enhance the appearance, performance and protection of people’s valued surfaces, spaces and equipment

PurposeBuilt Brands is a high-growth portfolio of category-leading, efficacy-driven specialty cleaning and disinfection brands with a 40-year track record of successive annual sales growth. We create products that can be trusted to perform optimally on people’s valued surfaces, spaces and equipment and are formulated to be better for them, their families, their businesses and the environment. We acquired several of our brands in recent years.

We participate in the large, growing and attractive U.S. household and commercial cleaning markets and are strategically aligned with several compelling secular trends including: increased prevalence of specialty surfaces in and around the home; an increased desire for environmentally friendly cleaners that do not sacrifice efficacy; and a growing preference to frequently disinfect surfaces for safety and peace-of-mind, which has been further bolstered by the COVID-19 pandemic.

We develop, grow and acquire premium, market-leading specialty cleaning and disinfecting brands that users trust. Our consumer specialty cleaning brands include Weiman, Goo Gone and Wright’s, all of which have #1 market shares in their respective categories. Our acquisitions of Green Gobbler and biokleen have enabled us to expand into high-growth, eco-friendly cleaning categories for in-and-around the home. Our leading commercial brands include Urnex, Five Star and Opti-Cide, which are focused on the growing specialty beverage and healthcare industries. We also leverage our agile state-of-the-art in-house research and development (“R&D”) and manufacturing capabilities, coupled with a broad co-manufacturing network, to innovate, develop and launch specialized products rapidly with world-class efficacy, consistency and quality.

Our brands are available everywhere consumers shop, and we have a broad presence across both blue-chip retailers and the e-commerce landscape. Our products are available at over 475,000 points of sale at the largest national retailers across the home improvement, mass, hardware and grocery channels, and we are expanding in the discount, club and dollar store channels. To complement our national retailer business, we have built a robust e-commerce presence and driven rapid growth across online marketplaces, such as Amazon, the e-commerce sites of our retail partners and our own direct-to-consumer brand websites.

We have driven robust organic growth through our broad distribution network, highly effective digital strategy and successful innovation, which have all been supported by our agile supply chain. We have complemented our organic growth by executing a disciplined and highly accretive M&A strategy, and we have successfully acquired and integrated six companies, which includes nine brands, since 2014. From the fiscal year ended December 31, 2018 to the fiscal year ended December 31, 2019 (which includes the predecessor period ended March 25, 2019 and the successor period ended December 31, 2019) to the 12 months ended September 30, 2020, our net sales grew from $175.9 million to $195.5 million to $265.4 million, and our net income (loss) decreased from $17.6 million to $(36.6) million then increased to $(25.2) million. From the fiscal year ended December 31, 2019 (which includes the predecessor period ended March 25, 2019 and the successor period ended December 31, 2019) to the 12 months ended September 30, 2020, our Adjusted EBITDA grew from $52.2 million to $62.7 million. In the fiscal year ended December 31, 2019 (which includes the predecessor period ended March 25, 2019 and the successor period ended December 31, 2019) and the 12 months ended September 30, 2020, we had an Adjusted EBITDA margin of 26.7% and 23.6%, respectively, in line with our best-performing peers. From the fiscal year ended December 31, 2018 to the 12 months ended September 30, 2020, excluding the impact of acquisitions, our net sales grew from $136.4 million to $168.7 million. The robust growth in net sales for the nine months ended September 30, 2020 was due mostly to increased demand for our consumer products, which was already experiencing strong growth that was further accelerated by the COVID-19 pandemic coupled with the Green Gobbler and biokleen acquisitions. Healthcare products additionally experienced accelerated growth due to COVID-19.

Adjusted EBITDA, Adjusted EBITDA margin and net sales, as adjusted to exclude the impact of acquisitions, are measures that are not presented in accordance with U.S. generally accepted accounting principles (“GAAP”), which are used by management to evaluate our financial performance and for planning and forecasting purposes. See “—Summary Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for reconciliations of these non-GAAP measures to the most directly comparable GAAP measures.

Industry Background

We participate in the large and growing consumer and commercial cleaning markets with a total addressable market of over $21 billion.

The Consumer Market for Cleaning Products is Large, Attractive and Growing

We operate in the highly attractive U.S. cleaning industry, which benefits from scale, strong growth dynamics and positive consumer demand trends. According to Information Resources, Inc. (“IRI”), the household cleaning market generated total retail sales of approximately $17.0 billion in the 2020 LTM Period (as defined below), up from approximately $12.5 billion in the 2017 LTM Period (as defined below), representing a CAGR of 11%, and $13.2 billion in the 2019 LTM Period (as defined below), representing 29% growth. The industry has also proven relatively stable during economic cycles due to the consumable nature and routine use of cleaning products.

We expect the U.S. consumer market for cleaning products will continue to grow at an increased rate over the long-term, in part as a result of the COVID-19 pandemic, which we believe has permanently changed consumer habits. Consumers are spending more time in their homes and placing greater importance on the comfort and cleanliness of their living spaces. In addition, consumers are renovating and upgrading their homes with the vision of socializing at home with family and friends more than they have previously done. We believe the increased focus on cleaning, sanitizing and disinfecting will remain at current elevated levels for the foreseeable future.

Our brands are strategically aligned with secular trends supporting continued growth in this market including a consumer shift to specialty cleaning products, a growing desire for eco-friendly products and a longer-term need for efficacious disinfection:

Specialty Cleaning: The specialty cleaning segment continues to grow as the prevalence of premium surfaces and appliances (such as stainless steel, granite and hardwood) increases across consumers’ homes and as consumers seek specialty cleaning products to care for those surfaces and appliances. U.S. home remodels and renovations grew at approximately 6% on a quarterly basis over 2018 and 2019. Our products address specialty cleaning needs for a majority of the top surfaces that were renovated in 2019. A consumer survey that we conducted showed that, across six different specialty surfaces, an average of approximately 35% of respondents reported using surface-specific cleaners, while an average of approximately 38% reported using either all-purpose cleaners (“APCs”) or glass cleaners. We believe a majority of users of APCs are willing to switch to specialty products, which are formulated for maximum efficacy and protection of a specific surface, suggesting a large and growing market for the specialty cleaning category. This combination of a growing base of installed premium surfaces and increasing switching behavior has driven growth in the specialty cleaning segment.

Eco-friendly: Consumers increasingly care about environmental sustainability and the potentially harmful ingredients in the products they use, which has driven demand for natural and organic products. Sales of the largest brands of eco-friendly cleaning products (excluding our brands), representing approximately two-thirds of sales in the category, have grown at a CAGR of 29% from the 2017 LTM Period to the 2020 LTM period, according to IRI. This sales growth is largely a result of increased distribution and higher consumer spend. Longer term, the global green cleaning products market projects strong growth of 12% annually through 2029, according to industry research firm Prophecy Market Insights.

Disinfection: The consumer market for disinfection products has grown to $3.8 billion in the 2020 LTM Period with a historical CAGR of 15% since 2017. Consumer habits appear to be deeply affected by COVID-19, which has increased the frequency of disinfecting and purchases of disinfection products. Changes in consumer behavior due to prior health crises, such as Ebola and H1N1, support that a new higher baseline for household penetration is set each time there is a health crisis, with growth for disinfection products continuing to accelerate after these crises. We believe the use of disinfection products will remain at current levels even after a COVID-19 vaccine is deployed.

The Commercial Healthcare and Specialty Beverage Cleaning Markets Are Sizeable and Expanding

Sales in the U.S. commercial cleaning market are estimated to be approximately $7.0 billion and growing in the market segments in which we operate. The addressable U.S. commercial cleaning market is comprised of three primary segments: healthcare, specialty beverage and janitorial and sanitation. We have historically focused our efforts on two of these segments, which are described below, though our disinfectant products are applicable in all three. While many commercial locations have been closed as a result of the global pandemic, market research shows that baseline institutional cleaning volumes are expected to increase by at least 10-20% over pre-COVID-19 levels as frequency of hand cleaning, sanitizing and surface cleaning ratchet up to safely open commercial centers.

Healthcare: The U.S. healthcare commercial cleaning market is estimated to be approximately $3.0 billion and is continuously expanding. The COVID-19 pandemic demonstrated the inconsistent sanitation protocols in the healthcare industry and expanded the use of disinfectants and increased awareness of the number of surfaces that must be cleaned. As healthcare operators strive to reduce infection spread within facilities, we believe that this transition will be permanent.

Specialty Beverage: The U.S. specialty beverage market, including coffee shops and craft beer brewing, is a large and growing category driven by at-home, take-away and in-store consumption, which is estimated to be approximately $1.0 billion in size. The number of Starbucks stores in the U.S. has increased from approximately 16,600 locations in 2017 to approximately 18,100 locations in 2019. U.S. single-cup coffee sales increased 6.9% for the 52-week period ended July 12, 2020, according to IRI, indicating that the pandemic has not abated coffee consumption, but rather shifted drinking to at-home versus on-premise locations. Similarly, craft brewing also continues to expand, growing from approximately 4,800 craft breweries in 2015 to approximately 8,300 craft breweries in 2019, according to the Brewers Association, an industry advocacy group in the U.S. Continuing innovation in the market has made it easier to brew coffee and beer at home, creating the need for more specialty cleaning products, and will continue to contribute to growth in the specialty beverage segment of the U.S. commercial cleaning market.

Our Competitive Strengths

The following strengths differentiate PurposeBuilt Brands from our competitors and are critical to our continued success in growing our leading market position in U.S. specialty cleaning.

Market-Leading Portfolio of Efficacy-Driven, Specialty Cleaning Brands Aligned with Long-Term Secular Growth Trends

Our market-leading brand portfolio includes high-performance cleaning and disinfection products that clean and protect specialty surfaces across the consumer and commercial end-markets. As a market leader in specialty cleaning, we are well-positioned to capitalize on long-term secular growth trends. We build our brands to be market leaders in their respective categories by using efficient consumer marketing and targeted innovation that deliver on our brands’ promises.

Specialty Cleaning. We are the leading player in the specialty cleaning category and continue to convert new customers from all-purpose cleaners to higher-quality, specialty cleaning products. Our products are formulated for maximum efficacy and the protection of specific surfaces. Based on sales, our largest brand, Weiman, is the #1 brand of surface-specific cleaning products for many of the high-use surfaces inside the home, including stainless steel, granite and glass cooktops, among others. Our other top specialty cleaning brands include Goo Gone (#1 brand of adhesive removers based on sales), Urnex (the #1 provider of coffee equipment cleaners based on sales), Five Star (we believe we are the #1 dedicated provider of beer equipment cleaners based on sales) and Wright’s (the #1 brand of cleaning products for specialty metal based on sales).

Eco-friendly. Our eco-friendly portfolio features Green Gobbler (offering drain clog removers, vinegar-based outdoor products and cleaners, among others) and biokleen (offering plant- and mineral-based cleaners), with these two brands representing 19.8% of our sales in the 12 months ended September 30, 2020. Additionally, we have leveraged our enhanced eco-friendly capabilities to launch several eco-friendly line extensions for our other brands, as well as introduce new brands. We offer products with the Environmental Protection Agency’s (the “EPA”) Safer Choice label, and we were also recognized as a 2020 Safer Choice Partner of the Year by the EPA for our ability to formulate products with safer ingredients.

Disinfection and Sanitization: We have 15 EPA registrations for our disinfectant products and extensive R&D and regulatory resources and experience which enable us to formulate, manufacture and market a variety of disinfectant products. We are strategically advantaged as one of the few hospital-grade disinfectants on the market that is both used in hospitals and available at retailers; for example, Opti-Cide MAX, which is available in liquid and wipe format, can eliminate SARS-CoV-2 — the virus that causes COVID-19 — with a contact time of just one minute compared to some competitor products that require up to ten minutes of product exposure.

This formula is also effective against ESKAPE and ESKAPE MDRO organisms, which are resistant to commonly used antibiotics and commonly contribute to hospital-acquired infections.

A summary of our brand portfolio is below; our top six brands accounted for 82% of our sales in the 12 months ended September 30, 2020:

Commitment to Product Innovation, Supported by an Agile and Sustainable Manufacturing Platform

We have a proven track record of driving growth through focused product innovation. We leverage our agile state-of-the-art in-house R&D and manufacturing capabilities, coupled with a broad co-manufacturing network, to develop and launch specialized products with world-class efficacy, consistency and quality. Our nimbleness as an organization and ability to collaborate cross-functionally across our marketing, sales and supply chain teams allow us to quickly formulate and commercialize products in response to market demand. We have developed approximately 200 in-house, proprietary formulations across our consumer and commercial businesses and, since 2016, introduced over 200 new stock-keeping units (“SKUs”).

Our agile manufacturing base and supply chain enable us to quickly commercialize new products and provide capacity to support our growth. Since mid-2020, we have increased our production capacity by 40% to meet the step function increase in consumer demand, which allowed us to control product quality, assume reliability of supply and protect our intellectual property. Our average run-rate total units produced per week increased over 160% in July and August 2020 compared with July and August 2019 and over 225% in November 2020 compared with November 2019. Additionally, we operate with a full commitment to sustainability with approximately 70% of our packaging being fully or partially recyclable and many other sustainability measures in place across our products and manufacturing footprint. Our scalable manufacturing base will enable our continued growth and provide operating leverage to expand our profit margin with incremental sales.

Broad Retail Distribution Complemented by Scaled E-Commerce Capabilities and Select Commercial Partners

We ensure our brands are available everywhere our consumers shop. By combining our strong, scaled relationships with leading blue-chip retailers and commercial partners and our effective e-commerce strategy, we are well-positioned to achieve successful omni-channel distribution. Our multiple channels are mutually beneficial and allow for faster expansion as we are able to test products online and leverage our strong online ratings and reviews when selling into our retail partners. Currently, only 37% of consumer sales occur in tracked channels with untracked channels (such as e-commerce and home improvement, which are not tracked by traditional consumer sales data companies) growing at a much faster rate than tracked channels.

Retail Distribution. We have longstanding relationships with the largest national retailers across the home improvement, mass, hardware and grocery channels, among others. Our products are available at over 475,000 points of sale in the U.S., including national distribution with many of our leading customers. Our top retail customers include The Home Depot, Lowe’s, Walmart, Target, Ace Hardware and Publix, with which we have an average relationship of over 20 years. We believe these relationships provide us with unique insights that enable us to customize and augment our portfolio with specialty cleaning products, including line extensions and new forms that resonate with their consumers’ long-standing needs. Our strong retail relationships have supported our ability to extend our brands, which enables us to secure shelf space in multiple departments in a single store and to bring additional brands to our existing retail partners. Our commitment to quality products tailored to consumer needs supports higher category sales for our partners and has engendered strong loyalty for our brands.

Graphics of our brands’ broad footprint across illustrative home improvement and mass stores are below:

Illustrative Home Improvement Store	Illustrative Mass Store

E-Commerce. We recognize that consumers are increasingly shopping online and, equally important, a majority of them conduct research online before making a purchase. We therefore view our presence on online marketplaces such as Amazon, the e-commerce sites of our retail partners and our own direct-to-consumer brand websites as strategically important. Our dedicated cross-discipline in-house team manages all facets of selling and fulfillment, including oversight of advertising, consumer relations and digital content creation. Our net sales in this channel have grown substantially since 2017, making up more than a fifth of our net sales in the nine months ended September 30, 2020. In addition, we have built a significant amount of trust and brand advocacy with consumers via our online product ratings and reviews, which generate a flywheel for continued purchases and also offer an increasingly important validation point for brick-and-mortar retailers as they optimize their shelf assortment. Twenty-three of our products are either best sellers or Amazon’s Choice within their categories, and our products have garnered over 125,000 five-star reviews on Amazon. Our e-commerce infrastructure has also been designed to allow for streamlined integration of acquired brands. This allowed for faster realization of cost saving synergies and upside sales potential across digital marketplaces for both the biokleen and Green Gobbler acquisitions.

Commercial Customers. We have long-standing relationships with our commercial customers across large and growing end-markets, including coffee shops, restaurants, convenience stores, hospitals, dental offices, long-term care providers, offices, hotels and craft breweries. We partner with end users, including Starbucks, Panera Bread, 7-Eleven, Northwestern Medicine and Cleveland Clinic, and equipment manufacturers like Keurig, OXO, Ninja and S’Well to develop customized cleaning and disinfection products to meet our customers’ needs.

Successful Track Record of, and Disciplined Approach to, Acquisitions

We have a successful track record of sourcing, executing and integrating acquisitions. Given our scale and breadth of capabilities, we are well-positioned to be an active consolidator in the fragmented specialty cleaning industry in which we operate. We have a disciplined and proven approach to executing value-accretive acquisitions.

We have acquired and successfully integrated six companies, which includes nine brands, since 2014. Our rigorous integration process has driven a weighted-average post-synergy multiple of 8.7x for these six acquisitions, net of tax assets. Most recently, we acquired Green Gobbler in February 2020 and in the first seven full months of our ownership, from March 1, 2020 to September 30, 2020, net sales increased by 75.5% compared to the same period in 2019, and we realized meaningful cost savings. Our rapid and effective integration focused on: significantly expanding retail distribution to over 6,000 additional retail locations; optimizing the brand’s e-commerce presence; increasing production capacity and efficiency by moving production in-house and to co-manufacturers and absorbing selling, general and administrative expenses. We were named “Category Captain in Plumbing” by one of our top customers, the largest home improvement retailer in the U.S., in recognition of our expanded capabilities in the drain cleaning category as a result of our acquisition of Green Gobbler.

Attractive Growth Profile with Strong Margins and Cash Flow Generation

We have a proven track record of over 40 years of successive annual sales growth, demonstrating our resiliency through economic cycles. We have driven robust organic growth through our broad distribution network, highly effective digital strategy and successful innovation, which have all been supported by our agile supply chain. We have complemented our organic growth by executing a disciplined and highly accretive M&A strategy. From the fiscal year ended December 31, 2018 to the fiscal year ended December 31, 2019 (which includes the predecessor period ended March 25, 2019 and the successor period ended December 31, 2019) to the 12 months ended September 30, 2020, our net sales grew from $175.9 million to $195.5 million to $265.4 million, and our net income (loss) decreased from $17.6 million to $(36.6) million then increased to $(25.2) million. From the fiscal year ended December 31, 2019 (which includes the predecessor period ended March 25, 2019 and the successor period ended December 31, 2019) to the 12 months ended September 30, 2020, our Adjusted EBITDA grew from $52.2 million to $62.7 million. In the fiscal year ended December 31, 2019 (which includes the predecessor period ended March 25, 2019 and the successor period ended December 31, 2019) and the 12 months ended September 30, 2020, we had an Adjusted EBITDA margin of 26.7% and 23.6%, respectively, in line with our best-performing peers. From the fiscal year ended December 31, 2018 to the 12 months ended September 30, 2020, excluding the impact of acquisitions, our net sales grew from $136.4 million to $168.7 million. The robust growth in net sales for the nine months ended September 30, 2020 was due mostly to increased demand for our consumer products, which was already experiencing strong growth that was further accelerated by the COVID-19 pandemic coupled with the Green Gobbler and biokleen acquisitions. Healthcare products additionally experienced accelerated growth due to COVID-19.

We are able to operate with minimal capital expenditures. Our net cash provided by operating activities was $7.3 million, $20.2 million, and $9.0 million for the predecessor period ended March 25, 2019, the successor period ended December 31, 2019 and the nine months ended September 30, 2020, respectively. We generated a total of $7.2 million, $18.4 million and $6.4 million in free cash flow for the predecessor period ended March 25, 2019, the successor period ended December 31, 2019 and the nine months ended September 30, 2020, respectively.

Adjusted EBITDA, Adjusted EBITDA margin, net sales, as adjusted to exclude the impact of acquisitions, and free cash flow are non-GAAP measures, which are used by management to evaluate our financial performance and for planning and forecasting purposes. See “—Summary Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

Experienced, Proven Management Team

Our President and Chief Executive Officer, Chris Bauder, joined us in May 2015, and under his leadership, we have assembled a world-class management team that possesses an excellent track record of results. Mr. Bauder has over 35 years of industry experience and developed his skills at multi-national companies, including SC Johnson and Beam Suntory. Our senior management team is highly experienced, with an average of over 20 years of experience. Through their experiences, our senior management team members have developed skills in building brands, leading innovation, expanding distribution and e-commerce, making acquisitions and driving world-class operations. We operate a high-performance team culture with a focus on candor and responsiveness to help the team succeed, make quick decisions and drive operational excellence. The combination of a talented team, strong culture and disciplined execution form the foundation of our success.

Our Growth Strategies

We believe we are well-positioned to continue to grow our business by employing the following strategies:

Grow Brand Presence and Awareness

Our marketing strategy focuses on driving awareness, trial and repeat purchase of our brands and products. We accomplish these goals through collaborative programs with our retailers and customers and a variety of consumer-focused marketing tactics. On the consumer side of our business, our trade marketing programs are developed to inspire purchase of our products, incentivize purchase of multiple units and encourage product trial across our portfolio. We also invest in the premium look of our packaging as a marketing vehicle to help us win at shelf. On the commercial side of our business, we gain exposure and credibility through our proud support of multiple industry events. Across our entire business, the majority of our marketing spend is within the digital space, where we leverage a variety of tactics to persuade new consumers to purchase our brands, stimulate product usage and encourage both repeat purchasing and cross-purchasing within our brand portfolio. Our strategy has been to focus on digital tactics that drive conversion, such as search marketing, as they are more easily measurable and generally yield higher return on investment (“ROI”).

As our business continues to scale, we see opportunities to take advantage of broader marketing tactics, including mass reach vehicles, where we can further drive brand awareness, while still maintaining our ROI discipline and guidelines. Our expansive presence on a variety of e-commerce marketplaces also serves an important role in driving recognition and preference for our brands. We also believe strong consumer affinity for our brands generates high Net Promoter Scores and delivers value for us, as consumers serve as brand advocates via word-of-mouth and a plethora of social media channels.

Launch Additional Consumer- and Customer-Led Product Innovation

•

Expand our core product assortment with new benefits and forms. Across our brand portfolio, we intend to expand our existing product offerings with new capabilities and enhancements, such as an upgraded wood formula for Weiman to include UV protection and a broader range of eco-friendly offerings. We also plan to create new form varieties, including a broader assortment of cleaning wipes, triggers and aerosols, to further increase the convenience of our products for new cleaning occasions, such as away from home.

•

Add new line extensions. We expect to expand our core product capabilities to include new surfaces, such as quartz, as well as natural line extensions into cleaning occasions within the same department, such as creating new products like Goo Gone graffiti removers. With our deep formulation expertise across multiple specialty cleaning applications and categories, we continuously listen to our consumers and collaborate with our retail partners to find and create new products that end users desire.

•

Grow into adjacent categories. We plan to broaden our portfolio by introducing new products in adjacent categories under our existing brands. Looking forward, there are several adjacent categories that are natural extensions of our current product portfolio, including the billion dollar pet and outdoor categories.

•

Develop pipeline of breakthrough innovation. We intend to leverage our cross-functional team, including marketing and R&D and our in-house product development team, to develop new products in order to fulfill unmet or underserved consumer and customer needs. These innovations will position our brands for long-term success, such as through our differentiated Opti-Cide MAX medical-grade disinfecting formulation, which is available to both the commercial and consumer markets.

Expand Retail Distribution and Penetration

•

Grow assortment and space allocation and enter new departments in existing retail channels. We intend to deepen our penetration with our existing retailers and customers by continuing to expand our product and brand assortment to win more shelf space and expand into adjacent departments within existing retail locations. Overall shelf space allocated to cleaning products is expected to increase, and we have the ability to take a disproportionate share. Our current penetration within existing retailers only represents a portion of applicable departments and our brands have the potential to expand into new departments, such as natural, outdoor, pet and automotive.

•

Expand distribution in white space opportunities. We have significant distribution whitespace, with discount, club and dollar representing attractive channels where our consumer brands will be positioned for success. On the commercial side, we expect to continue to expand our healthcare offerings in, for example, ambulatory facilities and the non-invasive medical care segments, as well as our specialty beverage offerings with opportunities across cideries and wineries.

Further Scale and Extend E-Commerce

•

Grow online business, leveraging our dedicated in-house team. E-commerce remains a large opportunity for us across all of our brands. Our dedicated in-house team will continue to drive sales across the broad e-commerce landscape, leveraging our expertise around product listings, digital content and advertising support on the platforms. Our high-quality, efficacious products garner strong ratings and reviews online, yielding positive momentum that results in not only higher traffic and sales for our products, but also a higher level of consumer awareness and trust for our brands.

•

Expand internationally. We are leveraging the e-commerce channel to launch our products beyond North America. Given the portability of our products, we believe that we have significant opportunity to penetrate international markets, such as Europe and Asia.

Pursue Value-Accretive Acquisitions

We have successfully completed a number of acquisitions that have expanded PurposeBuilt Brands’ portfolio into what it is today—a powerful combination of category-leading, efficacy-driven specialty cleaning and disinfection brands. We will continue to selectively pursue value-enhancing acquisitions by leveraging our robust pipeline of targets and will employ our disciplined approach to focus on highly desirable targets that complement our existing portfolio and further improve our growth trajectory. We believe we are well-positioned as a buyer of choice. As a scaled participant in a fragmented market, we are an attractive acquirer given our ability to drive transformative value through additional product distribution, optimization of e-commerce and digital presence, innovation through brand extensions and the realization of meaningful cost synergies. Our systematic approach, coupled with our proven integration expertise, makes us an attractive platform for adding new brands and will continue to create substantial value for our stockholders.

Drive Operational Excellence

We have built a nimble, quality-oriented supply chain with capacity to support future growth. We intend to grow our margins by pursuing additional cost saving opportunities and enhancing our product mix through margin-accretive innovation in our branded businesses across both the consumer and commercial end-markets. We expect $7 million in annualized run-rate cost savings, with over $3 million in cost savings having already been realized from the start of our program in April 2020 through December 31, 2020 through a comprehensive strategic sourcing initiative on direct materials, a continuous improvement program driving annual operations productivity and transitioning transportation spend and operations to our transport management software company.

Risk Factor Summary

An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition, results of operations and cash flows. Before making a decision to invest in our common stock, you should carefully consider all of the risks, uncertainties and challenges described in the section of this prospectus captioned “Risk Factors” and all of the other information in this prospectus. These risks, uncertainties and challenges include, but are not limited to, the following:

•	the currently evolving situation related to the COVID-19 pandemic;

•	the intense competition we face in our markets;

•	the changing retail environment and changing consumer preferences;

•	supply chain issues as a result of a reliance on a limited base of suppliers or the COVID-19 pandemic;

•	our ability to successfully manage our inventory to match consumer demand;

•	dependence on key customers and sales channels;

•	cyber-attacks, privacy breaches, data breaches or a failure of key information technology systems;

•	our ability to source and maintain an adequate pipeline of strategic acquisition targets or to realize the expected benefits of our acquisitions;

•	unfavorable worldwide, regional and local economic and financial market conditions, including the conditions resulting from the COVID-19 pandemic;

•	harm to our reputation or the reputation of one or more of our leading brands or products;

•	government regulations that impose material costs;

•	sales growth objectives that are difficult to achieve, our inability to successfully implement price increases, market and category declines and changes to our product and geographic mix;

•	volatility and increases in the costs of raw materials, energy, transportation, labor and other necessary supplies or services;

•	our facilities and the facilities of our suppliers being subject to disruption by events beyond our control;

•	our ability to achieve our innovation goals, or develop and introduce new products and line extensions, or expand into adjacent categories and sales channels;

•	our failure to manage our recent and future growth effectively;

•	product liability and labeling claims, commercial claims or other legal proceedings;

•	environmental and product regulatory matters that create potential liabilities;

•	increased focus by governmental and non-governmental organizations, customers, consumers and investors on sustainability issues, including those related to climate change;

•	our failure to effectively utilize, successfully assert or successfully defend our intellectual property rights;

•	any finding that we have infringed the intellectual property rights of others or our inability to obtain necessary intellectual property rights from others;

•	the loss of, or inability to attract, key personnel;

•

our substantial indebtedness, which could divert our cash flow from operations for debt payments and could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to fulfil our obligations under our outstanding indebtedness;

•	the parties to our stockholders agreement controlling us and their interests conflicting with ours or yours in the future; and

•

our status, upon the listing of our common stock on Nasdaq, as a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualifying for exemptions from certain corporate governance requirements, as a result of which you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our common stock.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an emerging growth company, we may rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the Securities and Exchange Commission (the “SEC”). These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and selected financial data and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including this prospectus, subject to certain exceptions;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“SOX”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year that follows the fifth anniversary of the completion of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the date on which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iv) the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies.

For additional information, see the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We are an ‘emerging growth company,’ and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.”

Our Sponsors

The Carlyle Group

The Carlyle Group Inc. (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across four business segments: Corporate Private Equity, Real Assets, Global Credit and Investment Solutions. With $230 billion of assets under management as of September 30, 2020, Carlyle’s purpose is to invest wisely and create value on behalf of its investors, portfolio companies and the communities in which they live and invest. Carlyle is a leading private equity investor having completed more than 665 transactions representing over $109.2 billion in equity investments, with a particular strength in Consumer & Retail, which represent over 90 investments and $16 billion of equity invested. Carlyle employs more than 1,800 people in 30 offices across six continents.

TA Associates

Founded in 1968, TA Associates is one of the most experienced global growth private equity firms in the world. TA Associates invests in growing companies with opportunities for sustained growth and employs a long-term approach, utilizing its strategic resources, to help management teams build lasting value in great companies. With approximately $33.5 billion raised since inception and over five decades of experience, TA Associates offers its portfolio companies strategic guidance, global insight, strategic acquisition support, recruiting assistance and a significant network of contacts, in addition to sound financial backing. The firm’s investment team is based in Boston, Menlo Park, London, Mumbai and Hong Kong.

After the completion of this offering, the Sponsors will be party to a stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately         % of our common stock (or         % if the underwriters exercise in full their option to purchase additional shares of our common stock), with each share of common stock entitling the holder to one vote on all matters submitted to a vote of our stockholders. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is beneficially owned by an individual, group, or other company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common stock continues to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Our Corporate Information

PurposeBuilt Brands, Inc. was incorporated in Delaware on February 6, 2019. Our principal executive office is located at 755 Tri-State Parkway, Gurnee, IL 60031, and our telephone number is (800) 837-8140. We maintain a website at www.purposebuiltbrands.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus and investors should not rely on such information in deciding whether to purchase shares of our common stock.

The Offering

Issuer	PurposeBuilt Brands, Inc. (the “Company”).

Common stock we are offering	shares (plus up to an additional shares at the option of the underwriters to cover over-allotments).

Option to purchase additional shares of common stock	We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to additional shares of our common stock at the initial public offering price, less the underwriting discount.

Common stock outstanding after giving effect to this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discount, will be approximately $ million (or $ million if the underwriters exercise in full their option to purchase additional shares of common stock).

We intend to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of common stock) to (i) repay in full the approximately $46.8 million Deferred Payment Obligations (as defined below) and (ii) repay $ of the aggregate outstanding amounts due under our Term Loans (as defined below) and, to the extent of any remaining net proceeds, for general corporate purposes, including working capital, operating expenses and capital expenditures.

Voting rights	Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders.

Controlled company	Upon completion of this offering, Carlyle and TA Associates will continue to beneficially own % of the outstanding shares of our common stock (or % if the underwriters’ option to purchase additional shares of common stock is exercised in full). As a result, we are eligible, and may elect, not to comply with certain corporate governance standards of Nasdaq. See “Management—Controlled Company Exception.”

Dividend policy

We have never declared nor paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including our actual and projected financial condition, liquidity and results of operations; our capital levels and needs; tax considerations;

any acquisitions or potential acquisitions that we may examine; statutory and regulatory prohibitions and other limitations; the terms of any credit agreements or other borrowing arrangements that restrict the amount of cash dividends that we can pay; general economic conditions; and other factors deemed relevant by our board of directors. We are not obligated to pay dividends on our common stock. See “Dividend Policy.”

Conflicts of Interest	Certain investment funds associated with Carlyle beneficially own in excess of 10% of our issued and outstanding common stock. Therefore, TCG Capital Markets L.L.C., an affiliate of Carlyle and an underwriter in this offering, is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. See “Underwriting (Conflicts of Interest).”

Directed Share Program	At our request, the underwriters have reserved shares, or up to % of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of our Company. The sales will be made at our direction by Morgan Stanley & Co. LLC and its affiliates through the Directed Share Program. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See “Underwriting (Conflicts of Interest)—Directed Share Program.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Tax Receivable Agreement

We have entered into a Tax Receivable Agreement (the “TRA”) with the Pre-IPO Holders (as defined below) that provides for the payment by us to our Pre-IPO Holders of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change of control) as a result of certain of our tax assets in existence immediately prior to this offering. The term of the TRA, which includes a 15 year horizon, commenced on December 31, 2020 and will continue until all relevant tax benefits have been utilized or have expired. While the actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future, we expect that during the term of the TRA, the payments that we make will be material. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefits subject to the TRA, we would expect that future payments under the TRA will aggregate to approximately $60 million. The foregoing number is merely an estimate and the actual payments could differ materially. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Material U.S. federal income tax consequences to non-U.S. holders	For a discussion of material U.S. federal income tax consequences that may be relevant to non-U.S. stockholders, see “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders.”

Nasdaq trading symbol	“PBLT.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of our common stock to be outstanding reflects                 shares of common stock outstanding immediately after this offering, after giving effect to a                 -for-one forward stock split effected on                , 2021 (the “Stock Split”) and does not reflect:

•	shares of common stock reserved for future grants under the 2021 Incentive Plan (as defined below); and

•	the exercise by the underwriters of their option to purchase up to additional shares of common stock from us.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

On March 26, 2019, the Sponsors acquired us (the “Acquisition”). References to the “Predecessor Company” in this prospectus refer to WU Holdco, Inc. prior to March 26, 2019 and include the operations of CC Holdings, Inc., Urnex Acquisition LLC and Five Star Chemical & Supply, Inc. and all directly and indirectly held subsidiaries. References to the “Successor Company” in this prospectus refer to the Company on and after March 26, 2019 and include PurposeBuilt Brands, Inc. (formerly known as Panamera Acquisition Holdings, Inc.) and its directly and indirectly wholly owned subsidiaries Wu Holdco, Inc., CC Holdings, Inc., CC Intermediate Holdings, Inc., Weiman Products, LLC, Five Star Chemicals & Supply, LLC, J.A. Wright & Co., Micro-Scientific, LLC, Urnex Acquisition, LLC, Urnex Holdings, LLC, Urnex Brands, LLC, Bi-O-Kleen Industries, Inc. and GG Buyer LLC.

The following table presents the summary historical consolidated financial and other data for PurposeBuilt Brands and its subsidiaries. Pursuant to the authority of the SEC under Rules 3-06 and 3-13 of Regulation S-X (“Regulation S-X”) under the Securities Act of 1933, as amended (the “Securities Act”), we have substituted audited consolidated financial statements for the nine months ended September 30, 2020 in place of audited consolidated financial statements for the fiscal year ended December 31, 2018. The audited consolidated financial statements for the period ended March 25, 2019 include all accounts of the Predecessor Company. The consolidated financial statements for the periods ended September 30, 2019 (unaudited), December 31, 2019 (audited) and September 30, 2020 (audited) include all accounts of the Successor Company. All intercompany balances have been eliminated in consolidation. The summary consolidated statement of operations data and summary consolidated statement of cash flows data presented below for (i) the Predecessor Company for the period from January 1, 2019 through March 25, 2019 and (ii) the Successor Company for the nine months ended September 30, 2020 and the period from March 26, 2019 through December 31, 2019 and the summary consolidated balance sheet data presented below for the Successor Company as of September 30, 2020 and December 31, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data presented below for the Successor Company for the period from March 26, 2019 to September 30, 2019 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

In addition, we have presented certain financial data for the 12 months ended September 30, 2020, which have been derived by adding data for the nine months ended September 30, 2020 to data for the fiscal year ended December 31, 2019, and then subtracting data for the nine months ended September 30, 2019. These figures are not presented in accordance with GAAP, but we believe they provide investors with the most current data that is available for comparison against certain historical annual metrics included in this prospectus.

Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below together with our audited consolidated financial statements and related notes thereto, as well as the sections titled “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and the other information appearing elsewhere in this prospectus.

	Successor Company			Predecessor Company
(in thousands, except share and per share data)	Nine months ended September 30, 2020	For the period March 26 through September 30, 2019	For the period March 26 through December 31, 2019	For the period January 1 through March 25, 2019
	(audited)	(unaudited)	(audited)	(audited)
Consolidated Statement of Operations Data:
Net sales	$215,417	$101,907	$151,933	$43,611
Cost of goods sold	125,732	64,116	94,980	25,210

Gross margin	89,685	37,791	56,953	18,401
Gross margin percentage	42%	37%	37%	42%
Operating expenses
Selling	31,677	12,571	17,773	5,336
General and administrative	31,123	6,863	12,357	3,681
Transaction expenses	3,598	1,132	1,132	29,341
Amortization of acquired intangibles	24,799	15,084	22,421	3,540

Total operating expenses	91,197	35,650	53,683	41,898

Income (loss) from operations	(1,512)	2,141	3,270	(23,497)
Interest expense	27,396	17,697	26,035	1,865

Income (loss) before income tax expense (benefit)	(28,908)	(15,556)	(22,765)	(25,362)
Income tax expense (benefit)	(8,985)	(3,371)	(5,270)	(6,282)

Net loss	(19,923)	(12,185)	(17,495)	(19,080)

As adjusted net income (loss) per share attributable to common stockholders, basic and diluted (unaudited)(1)
As adjusted weighted average common shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)

(1)

As adjusted data gives effect to the following transactions as if they were consummated at the beginning of the referenced period: (a) the Stock Split, (b) the issuance and sale of             shares by us in this offering at a price equal to $             per share and (c) the use of our net proceeds from this offering to (i) repay in full the approximately $46.8 million Deferred Payment Obligations and (ii) repay $                 million of the aggregate outstanding amounts due under our Term Loans and, to the extent of any remaining net proceeds, for general corporate purposes, including working capital, operating expenses and capital expenditures. See “Use of Proceeds.” As adjusted data does not include adjustments for the estimated expenses of this offering.

	Successor Company
(in thousands)	As of September 30, 2020	As of December 31, 2019
	(audited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,214	$14,721
Total assets	868,522	767,515
Total liabilities	615,611	495,361
Total stockholders’ equity	252,911	272,154

	Successor Company		Predecessor Company
(in thousands)	For the nine months ended September 30, 2020	For the period March 26 through December 31, 2019	For the period January 1 through March 25, 2019
	(audited)		(audited)
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$8,990	$20,242	$7,297
Investing activities	(97,549)	(636,187)	(126)
Financing activities	89,052	630,734	—

	Successor Company				Predecessor Company
(in thousands)	For the 12 months ended September 30, 2020	For the nine months ended September 30, 2020	For the period March 26 through September 30, 2019	For the period March 26 through December 31, 2019	For the period January 1 through March 25, 2019
		(unaudited)			(unaudited)
Other financial and operating data:
Adjusted EBITDA(1)	$62,725	$51,319	$29,969	$41,376	$10,787
Adjusted EBITDA margin(1)	23.6%	23.8%	29.4%	27.2%	24.7%
Free cash flow(2)		$6,441		$18,439	$7,171

(1)

Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, GAAP and our calculations thereof may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA represents earnings before depreciation and amortization, interest and income tax, adjusted to exclude certain items of a non-recurring or unusual nature, including non-cash share-based compensation expense, purchase accounting adjustments, transaction costs, management fees, post-acquisition restructuring costs and other expenses. Adjusted EBITDA margin represents Adjusted EBITDA divided by net sales.

These measures are presented because they are the primary measures used by management to evaluate our financial performance and for planning and forecasting purposes. This non-GAAP financial information is useful to investors because it eliminates certain items that affect period-over-period comparability and provides consistency with past financial performance and additional information about underlying results and trends by excluding certain items that may not be indicative of our business, results of operations or outlook. Additionally, we believe that these and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a company’s operating performance.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures, are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income (loss), income (loss) from operations or any other performance measures determined in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP, but rather as supplemental information to our business results. Adjusted

EBITDA and Adjusted EBITDA margin may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items or events being adjusted. In addition, other companies may use different measures to evaluate their performance, all of which could reduce the usefulness of Adjusted EBITDA and Adjusted EBITDA margin as tools for comparison.

The following table presents a reconciliation of net loss to Adjusted EBITDA for the periods presented:

	Successor Company				Predecessor Company
(in thousands)	For the 12 months ended September 30, 2020	For the nine months ended September 30, 2020	For the period March 26 through September 30, 2019	For the period March 26 through December 31, 2019	For the period January 1 through March 25, 2019
Net loss	$(25,233)	$(19,923)	$(12,185)	$(17,495)	$(19,080)
Depreciation and amortization	40,615	31,274	19,088	28,428	4,272
Interest expense	35,734	27,396	17,697	26,035	1,865
Income tax expense (benefit)	(10,884)	(8,985)	(3,371)	(5,270)	(6,282)

EBITDA	40,232	29,762	21,229	31,698	(19,225)
Non-cash share-based compensation expense	888	680	427	635	—
Purchase accounting adjustments	745	745	6,140	6,140	—
Transaction costs(a)	3,598	3,598	1,132	1,132	29,341
Management fees	1,556	979	1	578	421
Post-acquisition restructuring costs(b)	925	925	—	—	—
Change in fair value of contingent consideration	4,400	4,400	—	—	—
Other one-time items(c)	10,381	10,230	1,040	1,193	250

Adjusted EBITDA	$62,725	$51,319	$29,969	$41,376	$10,787

(a)

Consists of costs incurred associated with the Acquisition and our acquisitions of biokleen and Green Gobbler. Such costs include legal fees, consulting fees, accounting fees, compensation expense accelerated by a change in control, debt restructuring costs and insurance.

(b)	As a result of the biokleen and Green Gobbler acquisitions, we incurred restructuring costs to reorganize and integrate the businesses.
(c)

Includes one-time costs, comprised primarily of consulting expenses related to the Green Gobbler acquisition ($4.7 million), supply chain consulting fees in support of a cost savings and strategy development initiative ($2.3 million), a consumer research project ($0.7 million), recruiting costs for new positions to support growth of the business ($0.6 million) and COVID-19 premium pay for essential workers ($0.5 million) in the nine months ended September 30, 2020. In the successor periods ended December 31, 2019 and September 30, 2019 and the predecessor period ended March 25, 2019, the adjustment includes recruiting costs for new positions to support growth of the business.

(2)

Free cash flow is a supplemental measure of our liquidity that is neither required by, nor presented in accordance with, GAAP and our calculations thereof may not be comparable to similarly titled measures reported by other companies. Free cash flow represents net cash provided by operating activities less capital expenditures. As free cash flow is based on net cash provided by operating activities, it excludes cash amounts paid for acquisitions as well as debt repayments.

Free cash flow is presented because it is the primary measure used by management to evaluate our liquidity as it measures the amount of cash we generate. Additionally, we believe that free cash flow and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a company’s liquidity.

Free cash flow is not a measurement of our liquidity under GAAP and should not be considered as an alternatives to cash flows from operating activities as a measure of our liquidity. Free cash flow has limitations as an analytical tool and you should not consider it in isolation or as substitutes for analysis of our results as reported under GAAP, but rather as supplemental information to our business results. Free cash flow may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items or events being adjusted. In addition, other companies may use different measures to evaluate their performance, all of which could reduce the usefulness of free cash flow as a tool for comparison.

The following table presents a reconciliation of net cash provided by operating activities to free cash flow for the periods presented:

	Successor Company		Predecessor Company
(in thousands)	For the nine months ended September 30, 2020	For the period March 26 through December 31, 2019	For the period January 1 through March 25, 2019
Net cash provided by operating activities	$8,990	$20,242	$7,297
Less:
Capital expenditures	2,549	1,803	126
Free cash flow	$6,441	$18,439	$7,171

	For the 12 months ended September 30, 2020	For the fiscal year ended December 31,
(in thousands)		2019	2018	2017
	(unaudited)
As adjusted net sales(1)	$168,672	$144,578	$136,388	$124,469

(1)

As adjusted net sales reflects net sales as adjusted to exclude the impact of acquisitions. This measure is not presented in accordance with GAAP, but we believe it is helpful to securities analysts, investors and other interested parties to evaluate our organic growth.

The following table presents a reconciliation of net sales to as adjusted net sales for the periods presented:

	For the 12 months ended September 30,	For the fiscal year ended December 31,
(in thousands)	2020	2019	2018	2017
Net sales	$265,442	$195,545	$175,860	$158,782
Acquisitions
Urnex(a)	36,307	40,691	36,208	34,313
Five Star(b)	7,826	7,588	3,264	—
biokleen(c)	10,696	2,688	—	—
Green Gobbler(d)	41,941	—	—	—
As adjusted net sales	$168,672	$144,578	$136,388	$124,469

(a)

Acquired on July 1, 2017. Our acquisition of Urnex was accounted for as a business combination of entities under common control. As a result, net sales for the fiscal year ended December 31, 2017 includes net sales for the full fiscal year, including for the period prior to such acquisition.

(b)	Acquired on August 15, 2018.
(c)	Acquired on August 30, 2019.
(d)	Acquired on February 10, 2020.

Supplemental Unaudited Pro Forma Financial Information

Basis of Preparation

Our supplemental unaudited pro forma statement of loss for the nine months ended September 30, 2019 is presented below. The supplemental unaudited pro forma statement of loss has been derived from and should be read in conjunction with the unaudited statement of loss for the periods January 1, 2019 through March 25, 2019 (Predecessor) and March 26, 2019 through September 30, 2019 (Successor).

The supplemental unaudited pro forma statement of loss was prepared in accordance with Article 11 of Regulation S-X. Management believes the unaudited pro forma information provides a meaningful comparison of operating results; however, it should not be viewed as a substitute for the historical financial results of the

Predecessor and the Successor. The supplemental unaudited pro forma statement of financial information gives pro forma effect to events that are (i) directly attributable to the Acquisition and (ii) factually supportable. The supplemental unaudited pro forma financial information does not give effect to the acquisitions of biokleen and Green Gobbler.

The supplemental unaudited pro forma financial statement of loss gives effect to the Acquisition as if it occurred on January 1, 2019. The supplemental unaudited pro forma statement of loss has been prepared for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized had the Acquisition occurred as of the date indicated. In addition, future results may vary significantly from those reflected in the supplemental unaudited pro forma statement of loss and should not be relied on as an indication of any of our future results of operations. The supplemental unaudited pro forma statement of loss does not reflect any additional costs that may arise from being a public company or the realization of any expected cost savings, operating efficiencies or other synergies that may result from the Acquisition.

The supplemental unaudited pro forma statements of loss should be read in conjunction with “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions,” “Description of Certain Indebtedness” and the audited Predecessor and Successor financial statements and related notes and other financial information included elsewhere in this prospectus.

Supplemental Unaudited Pro Forma Financial Information

	Successor	Predecessor
(in thousands)	March 26, 2019 through September 30, 2019	January 1, 2019 through March 25, 2019	Pro forma adjustments	Pro forma nine months ended September 30, 2019
Net sales	$101,907	$43,611	$—	$145,518
Cost of goods sold(1)	64,116	25,210	1,087	90,413

Gross margin	37,791	18,401	(1,087)	55,105
Operating expenses
Selling	12,571	5,336	—	17,907
General and administrative(1)	6,863	3,681	(36)	10,508
Transaction expenses	1,132	29,341	—	30,473
Amortization of acquired intangibles(1)	15,084	3,540	3,120	21,744

Total operating expenses	35,650	41,898	3,084	80,632

Income (loss) from operations	2,141	(23,497)	(4,171)	(25,527)
Interest expense(2)	17,697	1,865	5,825	25,387

Income (loss) before income tax expense (benefit)	(15,556)	(25,362)	(9,996)	(50,914)
Income tax expense (benefit)(3)	(3,371)	(6,282)	2,099	(7,554)

Net loss	(12,185)	(19,080)	(12,095)	(43,360)

Basic and diluted loss per share	$(40.99)			$(67.02)
Weighted average shares of common stock—Basic and diluted	297.25			297.25
Adjusted EBITDA	$29,969	$10,787		$40,756

(1)

Adjustment to depreciation and amortization as a result of the change in basis of property and equipment and definite-lived intangible assets to their fair value associated with the Acquisition. Property and equipment is depreciated over useful lives ranging from one to thirty-nine years. Definite-lived intangible assets are amortized over useful lives ranging from ten to fifteen years.

(2)

Adjustment to reflect the net effect of (i) elimination of the Predecessor’s historical interest expense related to notes, loans and other debt that was repaid at the time of the Acquisition and (ii) Successor’s new financing arrangements, which include a $355 million term loan and a $50 million delayed draw term loan.

(3)	Represents the income tax impact of the pro forma adjustments, estimated at a statutory tax rate.

Comparison of Results of Operations for the Audited Nine Months Ended September 30, 2020 and the Unaudited Pro Forma Nine Months Ended September 30, 2019

(in thousands)	Nine months ended September 30, 2020	Pro forma nine months ended September 30, 2019
Net sales	$215,417	$145,518
Cost of goods sold	125,732	90,413

Gross margin	89,685	55,105
Operating expenses:
Selling	31,677	17,907
General and administrative	31,123	10,508
Transaction expenses	3,598	30,473
Amortization of acquired intangibles	24,799	21,744

Total operating expenses	91,197	80,632

Income (loss) from operations	(1,512)	(25,527)
Interest expense	27,396	25,387

Income (loss) before income tax expense (benefit)	(28,908)	(50,914)
Income tax expense (benefit)	(8,985)	(7,554)

Net loss	$(19,923)	$(43,360)

RISK FACTORS

An investment in shares of our common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our common stock. Any of the following risks could have an adverse effect on our business, results of operations, financial condition or prospects and could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. Our business, results of operations, financial condition, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business and Industry

The currently evolving situation related to the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

In January 2020, the World Health Organization declared the COVID-19 outbreak to be a public health emergency and, in March 2020, it declared the outbreak to be a pandemic. The COVID-19 pandemic has caused severe global economic and societal disruptions and uncertainties. In response to the virus, countries and local governments instituted policies and measures to curtail the spread of the virus, including “stay at home” orders, travel restrictions and restrictions on the operation of non-essential businesses and services. Companies have also taken precautions, such as requiring employees to work remotely and temporarily closing or minimizing operations. Although some initial restrictions have been relaxed, some restrictions have also been re-imposed and the current restrictions and future prevention and mitigation measures imposed by governments and private companies are likely to continue to have a severe adverse impact on global economic conditions and consumer confidence and spending. The COVID-19 pandemic may negatively affect our business by causing or contributing to, among other things, the following:

•	Significant disruptions to our manufacturing, distribution and supply operations, including closure of our significant manufacturing and distribution facilities.

•

Cessation or significant reductions in the operations of, or the inability, or significant disruptions in the ability, to meet obligations to us, of significant third-party suppliers, vendors, external manufacturers and other business or commercial partners, which may be caused by their business, operational or financial difficulties, among other reasons.

•

Significant decreases in sales of or demand for, or significant volatility in sales of or demand for, one or more of our significant products due to, among other things, closure or reduction in consumer occupancy or operating hours of our key customers; the temporary inability of consumers to purchase our products due to prolonged inventory shortages, illness or government-implemented closures, quarantine or other restrictions; changes in consumer behavior or preference, including as a result of shortages in any of our products; any negative impact to our reputation resulting from an adverse perception of our response to the pandemic, perceived price gouging effected by third parties that we do not control or product recommendations by public health officials; the modification by retailers or distributors of their restocking or fulfillment practices; or the worldwide, regional and local adverse economic and financial market conditions.

•

Significant disruptions to our business operations due to, among other things, unavailability of key employees, including our senior management team, as a result of illness to themselves or their families; any cyber-attack and other disruptions to information technologies; cancellation or other disruptions of sales and marketing events; disruptions to trade promotion initiatives; and any delays or modifications to any significant strategic initiatives.

•

Additional or renewed significant governmental actions, including closures, quarantines or other restrictions on the ability of our employees to travel or perform necessary business functions or our ability to manufacture, ship, distribute, market or sell our products; changes in commodity costs associated with governmental actions or general economic trends; or other limitations or restrictions on our ability to manufacture, distribute, market or sell our products or the ability of our suppliers, customers or third-party partners to effectively run their operations, which may negatively impact our ability to manufacture, distribute, market and sell our products.

In addition, we have experienced higher costs in certain areas as a result of COVID-19, such as transportation and logistics and production employee compensation, as well as incremental costs associated with newly added health screenings and enhanced cleaning and sanitation protocols to protect our employees at our facilities, which we expect will continue and could increase. Furthermore, difficult economic conditions may have a negative impact on our ability to access capital markets and other funding sources, on acceptable terms or at all, should we seek any such financing in the future.

The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic and our continued ability to manufacture and distribute our products, as well as any future government actions affecting consumers and the economy generally, all of which are uncertain and difficult to predict, especially in light of the rapidly evolving social and political situations in response to the pandemic. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by local, state or federal authorities or that we determine are in the best interests of our employees, consumers, customers or business partners. Although the potential effects that COVID-19 may have on us are not clear, such impacts could materially adversely affect our business, financial condition and results of operations.

We face intense competition in our markets, which could lead to reduced net sales, margins and/or cash flows.

We face intense competition from consumer product companies in our markets. Most of our products compete with other widely advertised, promoted and merchandised brands within each product category. We also face competition from retailers, including club stores, grocery stores, drugstores, dollar stores, mass merchandisers, e-commerce retailers and subscription services, which are increasingly offering “private label” brands that are typically sold at lower prices and compete with our products in certain categories. In addition, during times of economic uncertainty, consumers may purchase more “private label” or other lower priced brands. Increased purchases of “private label” products could reduce net sales of our higher-margin products.

Our products generally compete on the basis of product performance, brand recognition and price. Advertising, promotion, merchandising and packaging also have significant impacts on consumer purchasing decisions, and we are increasingly using digital media marketing and promotional programs to reach consumers. A newly introduced consumer product (whether improved or newly developed) usually encounters intense competition, requiring substantial expenditures for advertising, sales promotion and trade merchandising. If a product gains consumer acceptance, it typically requires continued advertising, promotional support and product innovations to maintain its relative market position. If our advertising, marketing and promotional programs, including our use of digital media to reach consumers, are not effective or adequate, our net sales may be negatively impacted.

Many of our competitors are larger than us and have greater financial resources. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than we can. In addition, as we currently experience increased demand for many of our products in response to COVID-19, we expect heightened competitive activity from strong local competitors, large multinational companies and new entrants into the market in many of our categories. We expect such activities to include more aggressive product claims and marketing challenges, increased promotional spending and geographic expansion and marketing of new disinfection products. We expect promotional activities to increase as retailers try aggressively to get consumers back into their stores after prolonged “stay at home” and other government restrictions ease over the coming months. Furthermore, our competitors may attempt to gain market share by offering products at prices at or below those typically offered by us. Competitive activity may require us to increase our spending on advertising and promotions and/or reduce prices, which could lead to reduced net sales, margins and/or cash flows.

The changing retail environment and changing consumer preferences could adversely affect our business, financial condition and results of operations.

Our sales remain largely concentrated in the home improvement, mass retail, hardware and grocery channels. However, the retail environment is continuing to evolve and may change to a more significant extent or at a faster pace in light of the COVID-19 pandemic, and this could significantly change the way traditional retailers do business. Alternative retail channels, including e-commerce retailers, hard discounters, subscription services and buying clubs, have become more prevalent and consumers are increasingly purchasing products through such alternative retail channels. In addition, a growing number of alternative sales channels and business models, such as niche brands, native online brands, private label and store brands, direct-to-consumer brands and channels and discounter channels, have emerged in the markets we serve. In particular, the growing presence of, and increasing sales through, e-commerce retailers have affected, and may continue to affect, consumer preferences (as consumers increasingly shop online, including in response to the COVID-19 pandemic) and market dynamics, including any pricing pressures for consumer goods as retailers face added costs to build their e-commerce capacity. These trends have been magnified due to the COVID-19 pandemic. Further, consumer preferences continue to evolve due to a number of factors, including fragmentation of the consumer market and changes in consumer demographics, which includes the aging of the general population and the emergence of millennial and younger generations who have different spending, consumption and purchasing habits; evolving consumer concerns or perceptions regarding environmental, social and governance practices of manufacturers, including the sourcing and sustainability of packaging materials, such as plastic packaging; a growing demand for natural or organic products and ingredients; evolving consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain consumer products; and changing consumer sentiment toward non-local products or sources. If we are not successful in continuing to adapt to changing consumer preferences and market dynamics or expanding sales through e-commerce retailers, hard discounters and other alternative retail channels, our business, financial condition and results of operations may be negatively impacted. In addition, the growth of the alternative retail channels that are focused on limiting the number of items they sell and selling predominantly “private label” products may reduce our ability to market and sell our products through such retailers. In addition, these alternative retail channels may create significant pricing pressures for consumer goods, presenting additional challenges to increasing prices in response to commodity or other cost increases in all of the channels into which we sell. If these alternative retail channels were to significantly increase their market share away from traditional retailers and/or we are not successful in these alternative retail channels or business models, our margins and results of operations may be materially and negatively impacted.

Supply chain issues as a result of a reliance on a limited base of suppliers or the COVID-19 pandemic may result in product shortages or disruptions to our business.

We rely on a limited number of suppliers for certain commodities and raw material inputs, including for certain of our raw materials, packaging, product components, finished products and other necessary supplies, as well as for certain logistics services. We require new and existing suppliers to meet our ethical and business partner standards. Suppliers may also have to meet governmental and industry standards and any relevant standards required by our customers, which may require additional investment and time on behalf of suppliers and us. We could experience material disruptions in production and other supply chain issues, including as a result of supply chain dependencies, which could result in out-of-stock conditions, and our results of operations and relationships with customers could be adversely affected if new or existing suppliers are unable to meet any standards set by us, government or industry regulations, or our customers, if we are unable to contract with suppliers at the quantity, quality and price levels needed for our business, if any of our key suppliers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress, as a result of the COVID-19 pandemic or otherwise, or if any environmental, economic or other outside factors impact our operations.

The COVID-19 pandemic has caused a significant worldwide increase in demand for disinfection products and other consumer and professional cleaning products. This has caused strain on our supply chain network and its ability to meet such demand due to, among other things, the loss or disruption to the timely availability of adequate supplies of raw materials and finished goods that we require for the manufacture of our products, disruptions in transportation and logistics operations and shortage, restriction or disruption in its manufacturing and distribution capacity. Our inability to fully or substantially meet such demand could result in, among other things, shortages in our products, unmet consumer demand leading to reduced preference for our products in the future, customers purchasing products from our competitors as a result of such shortage of products, strained customer relationships, termination of customer contracts, additional competition and new entrants into the market and loss of potential sales and revenue, which could adversely affect our business, financial condition and results of operations.

We may not be able to successfully manage our inventory to match consumer demand.

We base our supply purchases and manufacturing production, in part, on our sales forecasts. If our sales forecasts overestimate consumer demand, we may experience higher inventory levels, which could result in the need to sell products at lower than anticipated prices, leading to decreased profit margins. Conversely, if our sales forecasts underestimate consumer demand, or if we cannot purchase supplies or manufacture our products quickly enough, we may have insufficient inventory to meet demand, leading to lost sales, either of which could materially adversely affect our financial performance.

Dependence on key customers and sales channels could adversely affect our business, financial condition and results of operations.

A limited number of customers account for a significant percentage of our net sales. Net sales to our largest customer, Walmart, was 12% of our consolidated net sales for the successor period ended December 31, 2019. No other individual customer accounted for 10% or more of our consolidated net sales for successor period in the fiscal year ended December 31, 2019. In addition, a significant portion of our sales take place through online marketplaces and online retailers such as Amazon. Changes in the strategies or business practices of our largest customers and sales channels, including a reduction in the number of brands they carry, a shift of shelf space to “private label” or competitors’ products or a decision to lower pricing of consumer products, including branded products, may harm our net sales or margins and reduce our ability to offer new, innovative products to consumers. In addition, the use of the latest technology by our customers and sales channels regarding pricing may lead to category pricing pressures.

Our business is based primarily upon individual sales orders, and we typically do not enter into long-term contracts with our customers. Accordingly, customers could reduce their purchasing levels or cease buying products from us at any time and for any reason. If we do not effectively respond to the demands of our customers, they could decrease their purchases from us, causing our net sales and net earnings to decline. Furthermore, unfavorable market conditions or competitive pressures may cause our customers to reevaluate the number and mix of brands they sell, resulting in lower purchases of our products by these customers. In addition, some of our customers have experienced, and may experience in the future, declining financial performance, such as in response to the COVID-19 pandemic, which could affect their ability to pay amounts due to us on a timely basis or at all. We regularly review the financial strength of our key customers and, where appropriate, modify customer credit limits, which may have an adverse impact on future sales.

With the growing trend towards retailer consolidation, the rapid growth of e-commerce and the integration of traditional and digital operations at key retailers, we are increasingly dependent on certain retailers and sales channels. This trend, which has been magnified due to the COVID-19 pandemic, has resulted in the increased size and influence of large consolidated retailers and sales channels, which have in the past changed, and may in the future change, their business strategies or terms of service, demand lower pricing or higher trade discounts or impose other burdensome requirements on product suppliers. These business demands may relate to inventory practices, in-store or online product placement, transportation and storage or product packaging. Such retailers and sales channels may also shift their focus away from branded products toward “private label” or other aspects of the customer-supplier relationship. These large consolidated companies could also exert additional competitive pressure on our other customers, which could in turn lead to such customers demanding lower pricing, higher trade discounts or special packaging or imposing other onerous requirements on us. If we cease doing business with a significant customer, if an online marketplace or online retailer limits, restricts, suspends or discontinues our access to their online platform (whether temporarily or otherwise) or if sales of our products to (or through) a significant customer or sales channel materially decrease for any other reason, our business, financial condition and results of operations may be harmed.

Cyber-attacks, privacy breaches, data breaches or a failure of key information technology systems could have a material adverse effect on our business, financial condition and results of operations and our reputation.

To conduct our business, we rely extensively on information technology systems, many of which are managed, hosted, provided and/or used by third parties and their vendors. These systems include, but are not limited to, programs and processes relating to communicating internally and with customers, consumers, vendors and other parties; ordering and managing materials from suppliers; converting materials to finished products; receiving and processing purchase orders and shipping products to customers; processing transactions; storing, processing and transmitting data, including personal information, confidential information and payment card industry data; hosting, processing and sharing confidential and proprietary research, business and financial information; complying with regulatory, legal and tax requirements; and implementing other processes involved in managing the business. Furthermore, we sell certain of our products directly to consumers online and through websites, and we also engage in online activities, including promotions, rebates and customer loyalty and other programs, through which we may receive personal information. Through the use of any of these information technology systems or processes, we or our vendors could experience cyber-attacks, privacy breaches, data breaches or other incidents that may result in unauthorized access, disclosure and misuse of information regarding consumers, customers, employees, vendors or Company information, especially at a time when a large number of our employees are working remotely and accessing our technology infrastructure remotely as a result of the COVID-19 pandemic. Lastly, our customers, vendors, suppliers and other third-party service providers may not perform adequately or terminate their relationships with us. All of the foregoing issues may adversely impact our business, including increasing our business costs.

We continue to utilize various legacy hardware, software and operating systems, which may be vulnerable to increased risks, including the risk of system failures and disruptions. Some of these systems are in the process of being upgraded or replaced. If such systems are not successfully upgraded or replaced in a timely manner, system outages, disruptions or delays or other issues may arise. We must also successfully integrate the technology systems of acquired companies into our existing and future technology systems, including those of our customers, vendors, suppliers and other third-party service providers. For example, we are currently in the process of integrating Urnex’s technology system into Weiman’s technology system. If a new system does not function properly, or is not adequately supported by third-party service providers and processes, it could affect our ability to process and deliver customer orders and process and receive payments for our products. This could adversely impact our results of operations and cash flows.

Despite the security measures we have in place, the information technology systems, including those of our customers, vendors, suppliers and other third-party service providers with which we have contracted, may be vulnerable to cyber-threats such as computer viruses or other malicious codes, security breaches, unauthorized access attempts, phishing attacks and other disruptions from employee error, unauthorized uses, system failures, including Internet outages, unintentional or malicious actions of employees or contractors or cyber-attacks by hackers, criminal groups, nation-state organizations or social-activist organizations. Our information technology systems and our customers, vendors, suppliers and third-party service providers’ systems, have been, and will likely continue to be, subject to cyber-threats such as computer viruses or other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, social engineering, hacking and other cyber-attacks. To date, our business or operations have not been materially impacted by these attacks. However, we cannot guarantee that our security efforts will prevent or timely detect attacks and resulting breach, breakdown or compromise of our, or our third-party service providers’, databases or systems. In addition, any breaches or breakdowns of such databases or systems, or those of our customers, vendors, suppliers and third-party service providers could result in significant costs, including not only both costs to investigate and remediate arising from any violations of applicable data privacy and data security laws, but also associated adverse publicity, loss of confidence in our security measures, damage to reputation and loss of business. If the systems are damaged or cease to function properly due to any number of causes, including catastrophic events, power outages, security breaches, cyber-attacks or other similar events or as a result of legacy systems, and if our business continuity plans do not effectively resolve such issues on a timely basis, we may experience interruptions in our ability to manage or conduct business, as well as reputational harm, governmental fines, penalties, regulatory proceedings, litigation and remediation expenses, any of which may adversely impact our business. We devote and will continue to devote significant resources to protect against security incidents to address problems caused by such incidents. We maintain errors, omissions and cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

A breach or other breakdown in our technology, including a cyber-attack, privacy breach, data breach or other incident involving us or any of our third-party service providers, that results in unauthorized disclosure or significant unavailability of business, financial, personal or stakeholder information could adversely affect our financial condition and results of operations. In addition, if our customers, vendors, suppliers or other third-party service providers experience a breach or unauthorized disclosure or system failure, their businesses could be disrupted or otherwise negatively affected, which may result in a disruption in our supply chain or reduced customer orders or other business operations, which would adversely affect us.

Acquisitions have historically been a source of growth for our Company, and our inability to source and maintain an adequate pipeline of strategic acquisition targets, or to realize the expected benefits of our acquisitions, could have an adverse impact on our ability to meet future growth projections.

In connection with our strategy, we expect to continue to seek acquisition and investment opportunities. However, we may not be able to identify and successfully negotiate suitable strategic transactions at attractive prices. In addition, an increase in regulatory restrictions or continued market volatility could hinder our ability to execute strategic business activities including any acquisitions or investments. Furthermore, all acquisitions and investments entail numerous risks, including risks relating to our ability to:

•	successfully integrate acquired companies, brands, products, technologies, systems or personnel into our existing business operations in an effective, timely and cost efficient manner;

•	maintain uniform standards, controls, procedures and policies throughout acquired companies, including effective integration of acquired companies into our internal control over financial reporting;

•	minimize any potential interruption to our or the acquired company’s ongoing business;

•	successfully enter categories and markets in which we may have limited or no prior experience;

•	achieve expected synergies and obtain the desired financial or strategic benefits from acquisitions within the anticipated time periods, if at all;

•	achieve distribution expansion related to products, categories and markets from acquisitions;

•	retain key relationships with employees, customers, partners and suppliers of acquired companies;

•	identify and manage any legal or reputational risks that may predate or be associated with a transaction, which could negatively impact us following the consummation of such transaction; and

•	manage other unanticipated problems or liabilities.

Acquired companies or operations, joint ventures or investments may not be profitable or may not achieve sales levels, profitability and cash flow expectations. Furthermore, acquisitions or investments could also result in potentially dilutive issuances of equity securities, the incurrence of debt, the assumption of contingent liabilities, such as those relating to advertising claims, environmental issues and litigation, an increase in expenses related to certain assets and increased operating expenses, all of which could adversely affect our financial condition and results of operations. In addition, to the extent that the economic benefits associated with any of our acquisitions or investments diminish in the future, we may be required to record impairment charges related to goodwill, intangible assets or other assets associated with such transactions, which could adversely affect our financial condition and results of operations.

In addition, any potential future acquisitions or investments may divert the attention of management and resources from other business priorities.

The occurrence of any of these risks or uncertainties with regard to any acquisitions or investments may have a material adverse effect on our business, financial condition and results of operations.

Unfavorable worldwide, regional and local economic and financial market conditions, including the conditions resulting from the COVID-19 pandemic, may negatively impact us and the consumers of our products, which would negatively affect our financial condition, results of operations and cash flow.

The U.S. and global economies have experienced substantial economic downturns as a result of the COVID-19 pandemic. We may be adversely affected in a material way by lower consumer demand as a result of recessionary economic conditions, including after the direct impact of the COVID-19 pandemic has subsided.

In response to unfavorable economic conditions, including historically high unemployment rates in the U.S., consumers may reduce discretionary spending, which may lead to reduced net sales or an increase in purchases of lower-priced or “private label” products. In addition, our competitors may increase levels of advertising and promotional activity for lower-priced products as they seek to maintain sales volumes during uncertain economic times, which may negatively impact our net sales.

Global markets continued to face threats and uncertainty during 2020. Future changes to tax and trade policies, imposition of new or increased tariffs, other trade restrictions or other government actions, including any government shutdown, and fear of exposure to or actual impacts of a widespread disease outbreak, such as the COVID-19 pandemic, may lead to continuation of such risks and uncertainty. Uncertain economic and financial market conditions may also adversely affect the financial condition of our customers, suppliers and other business partners. Any significant decrease in customers’ purchases of our products or our inability to collect accounts receivable resulting from an adverse impact of the global markets on customers’ financial condition could have a material adverse effect on our business, financial condition and results of operations.

Harm to our reputation or the reputation of one or more of our leading brands or products could have an adverse effect on our business, financial condition and results of operations.

Maintaining a strong reputation with consumers, customers and trade and other third-party partners is critical to the success of our business. We devote significant time and resources to protecting and preserving our reputation and the reputation of our brands and products. Despite these efforts, negative publicity about us, including product safety, quality, efficacy, environmental impacts (including packaging, energy and water use and waste management) and other sustainability or similar issues, whether real or perceived, could occur. Our products could also face withdrawal, recall or other quality issues, which could lead to decreased demand for, and sales of, such products and harm the reputation of the related brands.

In addition, widespread use of social media and networking sites by consumers has greatly increased the accessibility and speed of dissemination of information. Negative publicity, posts or comments by consumers, competitors or others about us, our brands, our products, our marketing activities, including whether or not we advertise through certain social media and networking sites, our employees, or our environmental, social and governance practices, whether accurate or inaccurate, or disclosure of non-public sensitive information about us, could be widely disseminated through the use of social media or network sites or through other media or in other formats. Additionally, marketing initiatives may not have the desired effect on a brand’s or product’s image.

Such events, if they were to occur, could harm our image and adversely affect our business, financial condition and results of operations, as well as require resources to rebuild our reputation.

Sales growth objectives may be difficult to achieve, we may not be able to successfully implement price increases and market and category declines and changes to our product and geographic mix may adversely impact our financial condition and results of operations.

Our ability to achieve sales growth depends on our ability to drive growth through innovation, expand into new products, categories, sales channels and countries, invest in our established brands and enhanced merchandising, grow categories with retailers and capture market share from competitors. We have implemented price increases in the past and may implement price increases in the future, which may slow sales growth or create volume declines in the short term as customers and consumers adjust to these price increases. In addition, our competitors may or may not take competitive actions, which may lead to sales declines and loss of market share. If we are unable to increase market share in existing product lines, develop product innovations, undertake sales, marketing and advertising initiatives that grow our product categories and/or develop, acquire or successfully launch new products or brands, we may not achieve our sales growth objectives. Furthermore, a general decline in the markets for certain product categories may have a negative impact on our financial condition and results of operations. In addition, changes to the mix of products that we sell may adversely impact our net sales, profitability and cash flow.

Volatility and increases in the costs of raw materials, energy, transportation, labor and other necessary supplies or services have negatively impacted, and may continue to negatively impact, our net earnings and cash flow.

Volatility and increases in the costs of raw materials, energy, transportation, labor and other necessary supplies or services have negatively impacted, and may continue to negatively impact, our results of operations. We distribute our products and receive raw materials primarily by rail and truck. Reduced availability of rail or trucking capacity has caused, and could continue to cause, us to incur unanticipated expenses. In particular, reduced trucking capacity due to shortages of drivers, as a result of the COVID-19 pandemic and a federal regulation requiring drivers to electronically log their driving hours, among other reasons, have caused an increase in the cost of transportation for us and our suppliers. We believe commodity and other cost increases and volatility, especially due to the COVID-19 pandemic, could continue in the future. If such increases occur or exceed our estimates and we are not able to increase the prices of our products or achieve cost savings to offset such cost increases, our results of operation would be harmed. In addition, even if we increase the prices of our products in response to increases in the cost of commodities or other cost increases, we may not be able to sustain our price increases. Sustained price increases may lead to declines in volume as competitors may not adjust their prices or customers may decide not to pay the higher prices, which could lead to sales declines and loss of market share, and our projections may not accurately predict the volume impact of price increases, which could adversely affect our business, financial condition and results of operations.

Our facilities and the facilities of our suppliers are subject to disruption by events beyond our control.

Operations at our facilities and the facilities of our suppliers, service providers and retail customers are subject to disruption for a variety of reasons, including work stoppages, cyber-attacks and other disruptions in information technology systems, demonstrations, disease outbreaks or pandemics, such as the COVID-19 pandemic, acts of war, terrorism, fire, earthquakes, flooding or other natural disasters, disruptions in logistics, loss or impairment of key manufacturing sites, supplier capacity constraints, raw material and product quality or safety issues, industrial accidents or other occupational health and safety issues.

In particular, the COVID-19 pandemic may negatively affect our business by causing or contributing to significant disruptions to our manufacturing, distribution and supply operations, including closure of our significant manufacturing and distribution facilities. Such significant disruptions could be due to, among other things, the loss or disruption of the timely availability of adequate supplies of essential raw materials or other manufacturing components; a decrease in our workforce or in the efficiency of our workforce; transportation and logistics challenges; and the loss or disruption of other manufacturing, distribution and supply capabilities.

We may not successfully achieve our innovation goals, or develop and introduce new products and line extensions, or expand into adjacent categories and sales channels, which could adversely impact our financial condition and results of operations.

Our future performance and growth depends on innovation and our ability to successfully develop or license capabilities to introduce new products, brands, line extensions and product innovations or enter into or expand into adjacent product categories or sales channels. Our ability to anticipate changes in consumer preferences and quickly innovate in order to adapt our products to meet changing consumer demands is essential, especially in light of the reduction in barriers for even small competitors to quickly introduce new brands and products directly to consumers that e-commerce permits. This risk is further heightened by the continued evolution of consumer needs, habits and preferences as a result of shifts in U.S. demographics, reflecting various factors including cultural and socioeconomic changes.

We cannot be certain that we will successfully achieve our innovation goals. The development and introduction of new products requires substantial and effective R&D and capital expenditures, which we may be unable to recoup if such new products do not gain widespread market acceptance. In addition, effective and integrated systems are required for us to gather and use consumer data and information to successfully market our products. New product development and marketing efforts, including efforts to enter markets or product categories in which we have limited or no prior experience, have inherent risks. These risks include product development or launch delays, which could result in us not being first to market, and the failure of new products, brands and line extensions to achieve anticipated levels of market acceptance. If product introductions or new or expanded product lines are not successful, costs associated with these efforts may not be fully recouped and our net earnings could be adversely affected. In addition, if sales generated by new products cause a decline in sales of our existing products, our business, financial condition and results of operations could be materially adversely affected.

If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.

We have experienced significant growth in recent periods. We intend to continue to expand our business significantly within existing and new markets. This growth has placed, and any future growth may place, a significant strain on our management, operational and financial infrastructure. In particular, we will be required to expand, train and manage our growing employee base and scale and otherwise improve our IT infrastructure in tandem with that headcount growth. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third parties and attract new customers and suppliers.

Our current and planned operations, personnel, IT and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.

Increased focus by governmental and non-governmental organizations, customers, consumers and investors on sustainability issues, including those related to climate change, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

As climate change, land use, water use, deforestation, plastic waste, recyclability or recoverability of packaging, including single-use and other plastic packaging, and other sustainability concerns become more prevalent, governmental and non-governmental organizations, customers and consumers are increasingly focusing on these issues. In particular, changing consumer preferences may result in increased customer and consumer concerns and demands regarding plastics and packaging materials, including single-use and non-recyclable plastic packaging, and their environmental impact on sustainability, a growing demand for natural or organic products and ingredients, or increased consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain consumer products. This increased focus on environmental issues and sustainability may result in new or increased regulations relating to, for example, recyclability of packaging or disposal requirements, public interest litigation over, for example, plastic pollution and customer and consumer demands that could cause us to incur additional costs or to make changes to our operations to comply with any such regulations and address demands. If we are unable to respond or are perceived to be inadequately responding to sustainability concerns, customers and consumers may choose to purchase products from another company or a competitor. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment, such as renewable energy requirements or emissions reductions requirements or compliance with newly promulgated emission standards. Increased costs of energy due to increased legal or regulatory requirements or compliance with newly promulgated emissions standards may cause disruptions in or increased costs associated with manufacturing our products. Any failure to achieve our goals with respect to reducing our impact on the environment or a perception (whether or not valid) of our failure to act responsibly with respect to the environment or to effectively respond to new, or changes in, legal or regulatory requirements concerning climate change or other sustainability concerns could adversely affect our business and reputation.

Failure to effectively utilize, successfully assert or successfully defend our intellectual property rights could impact our competitiveness.

We rely on intellectual property rights based on trademark, trade secret, patent and copyright laws, as well as unpatented proprietary knowledge and trade secrets, to protect our brands, products, packaging for our products, inventions and confidential information. We cannot be certain that we will be able to effectively utilize these intellectual property rights or that we can successfully assert or defend these rights. There is a risk that we will not be able to obtain and perfect our own intellectual property rights or, where appropriate, license intellectual property rights necessary to support new product introductions and product innovations. We cannot be certain that these rights, if obtained, will not later be invalidated, circumvented or challenged, and we could incur significant costs in connection with legal actions to assert our intellectual property rights or to defend those rights from assertions of invalidity. In addition, even if such rights are obtained in the U.S., the laws of some of the other countries in which our products may in future be sold may not protect intellectual property rights to the same extent as the laws of the U.S. It is also possible that our brands may not be available for use in certain countries due to prior third-party rights, thereby limiting expansion of our brands.

Additionally, we have licensed, and may license in the future, patents, trademarks, trade secrets and other intellectual property rights from third parties, and the licenses we receive to such intellectual property rights may not provide exclusive or unrestricted rights in all fields of use and in all territories in which we may wish to develop or commercialize our products in the future and may restrict our rights to offer certain products in certain markets or impose other obligations on us in exchange for our rights to the licensed intellectual property. While we attempt to ensure that our intellectual property rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property rights.

Third parties may copy or otherwise obtain and use our proprietary knowledge or trade secrets without authorization or infringe, misuse or otherwise violate our other intellectual property rights. For example, our brand names are well-established in the market and some of them, such as Goo Gone, have attracted infringers in the past. Additionally, we may not be able to prevent current and former employees, contractors and other parties from misappropriating our confidential and proprietary knowledge. Infringement, misuse or other violation of any of our intellectual property rights may dilute or diminish the value of our brands and products in the marketplace, which could adversely affect our results of operations and make it more difficult for us to maintain a strong market position. While we protect our intellectual property rights, including through litigation, where necessary, we cannot economically prevent all infringement, misuse or other violations, and any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

There can be no assurance that others will not independently develop knowledge and trade secrets that are similar to ours, or develop products or brands that compete effectively with our products and brands without infringing, misusing or otherwise violating any of our intellectual property rights.

The failure to perfect and protect our intellectual property rights could make us less competitive and could have a material adverse effect on our business, financial condition and results of operations.

If we are found to have infringed the intellectual property rights of others or cannot obtain necessary intellectual property rights from others, our competitiveness could be negatively impacted.

If we are found to have violated the trademark, trade secret, copyright, patent or other intellectual property rights of others, directly or indirectly, through the use of third-party marks, ideas or technologies, such a finding could result in the need to cease use of such trademark, trade secret, copyrighted work or patented invention in our business as well as the obligation to pay for past infringement. If holders are willing to permit us to continue to use such intellectual property rights, they could require a payment of a substantial amount for continued use of those rights. Either ceasing use or paying such amounts could cause us to become less competitive and could have a material adverse effect on our business, financial condition and results of operations.

Even if we are not found to infringe a third-party’s intellectual property rights, claims of infringement could adversely affect our business. We could incur material legal costs and related expenses to defend against such claims and we could incur significant costs associated with suspending our use of the challenged intellectual property rights even if we are ultimately found not to have infringed such rights.

Loss of, or inability to attract, key personnel could adversely impact our business.

Our success depends, in part, on our ability to retain our key personnel, including our management team. The unexpected loss or unavailability of one or more of our key employees could disrupt our business. Our success also depends, in part, on our continuing ability to identify, hire, develop and retain other highly qualified personnel. Competition for these employees can be intense, and our employees may be targeted and recruited by other companies. As we expand into new categories or markets, we will also require personnel with relevant training and experience in such categories or markets. We may not be able to attract or retain qualified personnel in the future, and our failure to do so or the compensation costs of doing so could adversely affect us.

Changes in existing financial accounting standards or practices may harm our results of operations.

Changes in existing accounting rules or practices, new accounting pronouncements, or varying interpretations of current accounting pronouncements could negatively impact our results of operations. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective. GAAP is subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

For example, in February 2016, the FASB issued ASU No. 2016-02 Leases (Topic 842), or Topic 842, which increases the transparency and comparability among organizations’ accounting for leases. The guidance requires a company to recognize lease assets and liabilities on the balance sheet, as well as disclose key information about lease arrangements. In July 2018, the FASB issued guidance to permit an alternative transition method for Topic 842, which allows transition to the new lease standard by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. We are currently assessing the impact that the adoption of this standard will have on our consolidated financial statements and related disclosures upon adoption.

Any difficulties in implementing this or other pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of SOX, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of SOX could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our operating results. In addition, we will be required, pursuant to Section 404 of SOX, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report on Form 10-K following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert management’s attention from other matters that are important to our business. Beginning with our second annual report on Form 10-K following the completion of this offering, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of SOX in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm continue to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our common stock.

In connection with the audit of our consolidated financial statements for the nine months ended September 30, 2020 (Successor) and the period from March 26, 2019 through December 31, 2019 (Successor) and from January 1, 2019 through March 25, 2019 (Predecessor), we identified a material weakness in our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness relates to our financial close and reporting process. As of September 30, 2020 and December 31, 2019, and for the nine months ended September 30, 2020 (Successor) and the period from March 26, 2019 through December 31, 2019 (Successor) and from January 1, 2019 through March 25, 2019 (Predecessor), we did not maintain a financial close and reporting process that was adequately designed, documented and executed to support the accurate and timely reporting of the financial results with respect to non-recurring transactions such as business combinations. As a result, we have made adjustments in order to prepare the financial statements in accordance with GAAP.

In addition, we identified a significant deficiency as of September 30, 2020, which is related to our controls over the accounting for the operations of Green Gobbler. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for the oversight of the company’s financial reporting.

As of the date of our consolidated financial statements for the nine months ended September 30, 2020 (Successor) and the period from March 26, 2019 through December 31, 2019 (Successor) and from January 1, 2019 through March 25, 2019 (Predecessor) and through the date of this prospectus, we are in the process of remediating the identified material weakness and significant deficiency. We plan to hire additional accounting and finance personnel with technical accounting and financial reporting experience as well as implement procedures and controls in the financial close and reporting processes to remediate the material weakness and significant deficiency. While we believe that these efforts will improve our internal control over financial reporting, the implementation of these procedures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot be certain that these measures will successfully remediate the material weakness or significant deficiency or that other material weaknesses and control deficiencies will not be discovered in the future. If we are unable to remediate the material weakness or significant deficiency, our ability to record, process, and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of our common stock.

We are a holding company and depend upon our subsidiaries for our cash flows.

We are a holding company. All of our operations are conducted, and almost all of our assets are owned, by our subsidiaries. Consequently, our cash flows and our ability to meet our obligations depend upon the cash flows of our subsidiaries and the payment of funds by these subsidiaries to us in the form of dividends, distributions or otherwise. The ability of our subsidiaries to make any payments to us depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities, and legal restrictions. Any failure to receive dividends or distributions from our subsidiaries when needed could have a material adverse effect on our business, results of operations or financial condition.

Pursuant to the Tax Receivable Agreement, we are required to pay to the Pre-IPO Holders 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change of control, as discussed below) as a result of certain of our tax assets in existence immediately prior to this offering, and those payments may be substantial.

For purposes of the TRA, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had we not been able to utilize the tax benefits subject to the TRA. The term of the TRA, which includes a 15 year horizon, commenced on December 31, 2020 and will continue until all relevant tax benefits have been utilized or have expired. Our Pre-IPO Holders will not reimburse us for any payments previously made if the tax benefits giving rise to any payments under the TRA are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the TRA that are greater than our actual cash tax savings.

In addition, the TRA provides that upon certain mergers, consolidations, acquisitions, asset sales, other changes of control or our complete liquidation, the TRA will terminate and we will be required to make a payment equal to the present value of future payments under the TRA, which payment would be based on certain assumptions, including those relating to our future taxable income. The TRA provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the U.S. Bankruptcy Code or otherwise, then all our payment and other obligations under the TRA will be accelerated and will become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the TRA. Additionally, we generally have the right to terminate the TRA. If we terminate the TRA, our payment and other obligations under the TRA will be accelerated and will become due and payable, also applying the assumptions described above. Any such payments could be substantial and could exceed our actual cash tax savings under the TRA. Because we are a holding company with no operations of our own, our ability to make payments under the TRA is dependent on the ability of our subsidiaries to make distributions to us. To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest at a rate of up to LIBOR plus 6.00% per annum until paid.

While many of the factors that will determine the amount of payments that we will make under the TRA are outside of our control, we expect that the payments we will make under the TRA will be substantial and could have a material adverse effect on our financial condition. Any payments made by us under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us. Furthermore, our future obligation to make payments under the TRA could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the TRA. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Legal and Regulatory Risks Related to Our Business

Government regulations could impose material costs.

Generally, the manufacture, processing, formulation, packaging, labeling, storage, distribution, advertising and sale of our products and the conduct of our business operations must comply with extensive federal and state laws and regulations. For example, many of our products are regulated by the EPA and/or the Consumer Product Safety Commission, and our product claims and advertising are regulated by the Federal Trade Commission, among other regulatory agencies. Additionally, our and our suppliers’ manufacturing and distribution operations are also subject to regulation by, among others, the EPA and the Occupational Safety and Health Administration. Most states have agencies that regulate in parallel to these federal agencies, such as the California Air Resources Board. Any determination that our operations or activities are not in compliance with applicable law could expose us to future impairment charges or significant fines, penalties or other sanctions that may adversely impact our business, results of operations, cash flows and reputation.

Federal and state governments may introduce new or expand existing legislation and regulations, or courts or governmental authorities could impose more stringent interpretations of existing legislation and regulations, affecting our operations, which may require us to increase our resources, capabilities and expertise in certain areas. For example, we are subject to regulations regarding the transportation, storage or use of certain chemicals to protect the environment, including as a result of evolving climate change standards. Such regulations could negatively impact our ability to obtain raw materials or could increase our acquisition and compliance costs.

We are also required to comply with increasingly complex and changing laws and regulations regarding privacy, data protection and data security, including those related to the collection, storage, use, transmission and protection of personal information and other consumer, customer, vendor or employee data. Such privacy and data protection laws and regulations, including the California Consumer Privacy Act of 2018 (the “CCPA”), which went into effect in January 2020, and the interpretation and enforcement of such laws and regulations, are continuously developing and evolving and there is significant uncertainty with respect to compliance with them. The changes introduced by the CCPA, as well as any other changes to existing privacy and data protection laws and regulations and the introduction of similar laws and regulations in other jurisdictions, have subjected, and may continue in the future to subject, us to additional costs and have required, and may in the future require, costly changes to our security systems, policies, procedures and practices. Our efforts to comply with privacy and data protection laws and regulations may impose significant costs and challenges that are likely to increase over time, which could have a material adverse effect on our financial condition and results of operations.

If we are found to be noncompliant with applicable laws and regulations in these or other areas, we could be subject to governmental or regulatory actions, including fines, import detentions, injunctions, product withdrawals or recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business. Loss of or failure to obtain necessary permits and registrations could delay or prevent us from meeting current product demand, introducing new products, building new facilities or acquiring new businesses and could adversely affect our financial condition and results of operations. Any of these developments could have a material adverse effect on our financial condition and results of operations.

Product liability and labeling claims, commercial claims or other legal proceedings could adversely affect our financial condition and results of operations.

We have in the past paid, and may be required in the future to pay, for losses or injuries purportedly caused by our products. Such claims may be based on allegations that, among other things, our products contain contaminants or provide inadequate instructions or warnings regarding their use, have defective packaging, fail to perform as advertised, or damage property or persons. Product liability, advertising and labeling claims could result in negative publicity that could harm our reputation, sales and results of operations and the reputation of our brands. Furthermore, acquisitions or investments could also result in the assumption of contingent liabilities, including litigation, which could adversely affect our financial condition and results of operations. In addition, if any of our products is found to be defective, we may recall such products, which could result in adverse publicity and significant expenses. Although we maintain product liability insurance coverage, potential product liability claims may be subject to a deductible, exceed the amount of insurance coverage or be excluded under the terms of the policies.

In addition, we are, and may in the future become, the subject of, or party to, various pending or threatened legal actions, government investigations and proceedings relating to, among other things, advertising disputes with competitors, consumer actions, including those related to advertising claims or accessibility of our website, labor claims, breach of contract claims, antitrust litigation, securities litigation, premises liability claims, data privacy and security disputes and employment litigation related to employees, contractors and suppliers, including class action lawsuits. In general, claims made by or against us in litigation, investigations, disputes or other proceedings have been and may in the future be expensive and time-consuming to bring or defend against and could result in settlements, injunctions or damages that could significantly affect our business, financial condition and results of operations and harm our reputation. It is not possible to predict the final resolution of litigation, investigations, disputes or proceedings with which we currently are or may in the future become involved and our assessment of the materiality of these matters and any reserves taken in connection therewith may not be consistent with their final resolutions. The impact of these matters, including any reserves taken in connection with such matters, on our business, financial condition and results of operations could be material.

Environmental and product regulatory matters create potential liabilities that could adversely affect our financial condition and results of operations.

We must comply with various environmental laws and regulations in the jurisdictions in which we operate, including those relating to air emissions, water discharges, chemicals, pesticides and disinfectants, handling and disposal of solid and hazardous wastes, remediation of contamination associated with the use and disposal of hazardous substances and climate change. Other laws regulate our products directly, including labeling laws (for example, Proposition 65 in California) and consumer protection laws. We have incurred, and will continue to incur, significant expenditures and other costs in complying with environmental and product laws and regulations and in providing physical security for our operations, and such expenditures reduce the cash flow available to us for other purposes. We could also become subject to environmental liabilities in the future, whether as a result of new laws and regulations or otherwise, that could result in a material adverse effect on our financial condition and results of operations.

We also handle and/or transport hazardous substances at some of our production facilities. A release of such chemicals, whether in transit or at our facilities, due to accident or an intentional act, could result in substantial liability and business disruptions.

We are subject to sanctions and export control laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

In the 12 months ended September 30, 2020, approximately 10% of our gross sales were attributable to international markets, including sales made through third-party distributors. We are subject to requirements under the U.S. Treasury Department’s Office of Foreign Assets Control and export control requirements under the U.S. Department of Commerce’s Bureau of Industry and Security.

As we increase our international sales and business, our risks under these laws may increase. Non-compliance with sanctions or export control laws, either directly or through employees, agents or business partners of ours (or of businesses we acquire or partner with) could subject us to investigations, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, whistleblower complaints and other consequences. Any investigations, actions or sanctions could harm our business, results of operations and financial condition.

Risks Related to Our Indebtedness

We have a substantial amount of debt, which could adversely affect our financial position and our ability to raise additional capital and prevent us from fulfilling our obligations under our obligations.

As of September 30, 2020, on an as adjusted basis after giving effect to the offering, we would have had total outstanding indebtedness of approximately $                million consisting of outstanding borrowings under our secured credit facilities. Additionally, we would have had $                 million of availability under our Revolving Credit Facility (as defined below). Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including with respect to our indebtedness;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;

•

require us to use a substantial portion of our cash flow from operations to make debt service payments instead of other purposes, thereby reducing the amount of cash flow available for future working capital, capital expenditures, acquisitions or other general business purposes;

•	expose us to the risk of increased interest rates as certain of our borrowings, including under our secured credit facilities, are at variable rates of interest;

•	limit our ability to pay dividends;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared with our less-leveraged competitors;

•	increase our vulnerability to the impact of adverse economic, competitive, and industry conditions; and

•	increase our cost of borrowing.

In addition, the credit agreements governing our secured credit facilities contain, and the agreements governing our future indebtedness may contain, restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest. These restrictive covenants include, among others, limitations on our ability to pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock, prepay, redeem, or repurchase certain debt, make acquisitions, investments, loans, and advances, or sell or otherwise dispose of assets. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt.

Furthermore, we may be able to incur substantial additional indebtedness in the future. The terms of the credit agreements governing our indebtedness limit, but do not prohibit, us from incurring additional indebtedness, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions will also not prevent us from incurring obligations that do not constitute “Indebtedness” as defined in the agreements governing our indebtedness. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments due on our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry, and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond our control, including those discussed elsewhere in this “Risk Factors” section. We may be unable to maintain a level of cash flow sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreements governing our secured credit facilities restrict, and the agreements governing our future indebtedness may restrict, our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

If we cannot make payments on our debt obligations, we will be in default and all outstanding principal and interest on our debt may be declared due and payable, the lenders under our secured credit facilities could terminate their commitments to loan money, our secured lenders (including the lenders under our secured credit facilities) could foreclose against the assets securing their borrowings, and we could be forced into bankruptcy or liquidation. In addition, any event of default or declaration of acceleration under one debt instrument could result in an event of default under one or more of our other debt instruments.

Interest rate fluctuations may affect our results of operations and financial condition.

Because a substantial portion of our debt is variable-rate debt, fluctuations in interest rates could have a material effect on our business. We currently utilize, and may in the future utilize, derivative financial instruments such as interest rate swaps to hedge some of our exposure to interest rate fluctuations, but such instruments may not be effective in reducing our exposure to interest fluctuations, and we may discontinue utilizing them at any time. As a result, we may incur higher interest costs if interest rates increase. These higher interest costs could have a material adverse impact on our financial condition and the levels of cash we maintain for working capital.

In addition, our variable rate indebtedness uses the London Interbank Offered Rate, or LIBOR, as a benchmark for establishing the rate of interest and may be hedged with LIBOR-based interest rate derivatives. LIBOR is the subject of recent national, international, and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be replaced with a new benchmark or to perform differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness.

Change in our credit ratings could adversely impact our operations and lower our profitability.

Credit rating agencies continually revise their ratings for the companies that they follow, including us. Credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. Failure to maintain our credit ratings on long-term and short-term indebtedness could increase our cost of borrowing, reduce our ability to obtain intra-day borrowing, which we may need to operate our business, and adversely impact our results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

Our Sponsors control us, and their interests may conflict with ours or yours in the future.

Immediately following this offering and the application of net proceeds therefrom, our Sponsors will beneficially own approximately     % of our common stock (or    % if the underwriters exercise in full their option to purchase additional shares of common stock), with each share of common stock entitling the holder to one vote on all matters submitted to a vote of our stockholders. Moreover, we will agree to nominate to our board of directors individuals designated by Carlyle and TA Associates in accordance with our stockholders agreement. Carlyle and TA Associates will each retain the right to designate directors for so long as they beneficially own at least     % of our common stock. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.” Even when our Sponsors cease to own shares of our common stock representing a majority of the total voting power, for so long as our Sponsors continue to own a significant percentage of our common stock, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, our Sponsors will have significant influence with respect to our management, business plans, and policies, including the appointment and removal of our officers. In particular, for so long as our Sponsors continue to own a significant percentage of our common stock, our Sponsors will be able to cause or prevent a change of control of our Company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our Company and ultimately might affect the market price of our common stock.

Our amended and restated certificate of incorporation will not limit the ability of our Sponsors to compete with us, and they and certain of our executive officers may have investments in businesses whose interests conflict with ours.

Our Sponsors and their respective affiliates engage in a broad spectrum of activities, including investments in businesses that may compete with us. In the ordinary course of their business activities, our Sponsors and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation provides that neither of our Sponsors or any of their respective affiliates or any of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. See “Description of Capital Stock—Conflicts of Interest.” Our Sponsors and their respective affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsors may have an interest in our pursuing acquisitions, divestitures, and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our stockholders.

Upon the listing of our common stock on Nasdaq, we will be a “controlled company” within the meaning of the Nasdaq rules and, as a result, will qualify for, and intend to rely on, exemptions and relief from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, certain affiliates of Carlyle and TA Associates will beneficially own approximately     % of our common stock (or     % if the underwriters exercise in full their option to purchase additional shares of common stock) and will be parties, among others, to a stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement.” As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies are not required to have:

•	a board that is composed of a majority of “independent directors,” as defined under the Nasdaq rules;

•	a compensation committee that is composed entirely of independent directors; and

•	director nominations be made, or recommended to the full board of directors, by its independent directors, or by a nominations/governance committee that is composed entirely of independent directors.

Following this offering, we intend to utilize these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted by SEC rules to (and plan to) rely on exemptions and relief from certain reporting requirements that are applicable to other SEC-registered public companies that are not emerging growth companies. These exemptions and relief include (i) not being required to comply with the auditor attestation requirements of Section 404 of SOX, (ii) not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, (iii) reduced disclosure obligations regarding executive compensation, and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies that are not emerging growth companies. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We may remain an emerging growth company until the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an emerging growth company earlier under certain circumstances, including (1) if our gross revenue exceeds $1.07 billion in any fiscal year, (2) if we become a large accelerated filer, with at least $700.0 million of equity securities held by non-affiliates, or (3) if we issue more than $1.0 billion in non-convertible notes in any three-year period.

We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions and relief. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline and/or be more volatile.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could impair our profitability, make it more difficult to run our business, or divert management’s attention from our business.

As a public company, and particularly after we are no longer an emerging growth company, we will be required to commit significant resources and management time and attention to the requirements of being a public company, which will cause us to incur significant legal, accounting, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and recruiting and retaining independent directors. We also have incurred and will continue to incur costs associated with SOX and the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and Nasdaq, and compliance with these requirements will place significant demands on our legal, accounting, and finance staff and on our accounting, financial, and information systems. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. In addition, we might not be successful in implementing these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not control these analysts. If any of the analysts who cover us downgrade our common stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our common stock may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our common stock to decline and our common stock to be less liquid.

There may not be an active trading market for shares of our common stock, which may cause shares of our common stock to trade at a discount from their initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. The initial public offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. We cannot predict the extent to which investor interest in our common stock will lead to the development of an active trading market on Nasdaq or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

The market price of shares of our common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of shares of our common stock regardless of our operating performance. You may not be able to resell your shares of our common stock at or above the initial public offering price due to a number of factors, such as those listed elsewhere in this “Risk Factors” section and the following:

•	we, our competitors, or other comparable companies report operating results below the expectations of public market analysts and investors;

•	variations in our, our competitors’ or other comparable companies’ quarterly operating results or dividends, if any, to stockholders;

•	guidance, if any, that we, our competitors or other comparable companies provide to the public, any changes in this guidance, or failure to meet this guidance;

•	failure by us or others in our industry to meet analysts’ earnings estimates;

•	publication of research reports about our industry;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	changes in market valuations of similar companies or speculation in the press or investment community;

•	declines in the market prices of stocks generally, particularly those of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	investor perceptions of, or the investment opportunity associated with, our common stock relative to other investment alternatives;

•	announcements relating to litigation, government investigations, changes in laws or changes in business or regulatory conditions, or differing interpretations or enforcement thereof;

•	changes in accounting principles;

•	adverse publicity about the industries we participate in; or

•	individual scandals.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, regardless of the outcome of such litigation.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. See “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions, or otherwise.

After this offering, we will have                 shares of common stock authorized but unissued (assuming no exercise of the over-allotment option by the underwriters). Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants, and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Additionally, we have reserved an aggregate of                 shares of common stock for issuance under our 2021 Incentive Plan. Any common stock that we issue, including under our 2021 Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations, and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

If we or our pre-IPO owners sell additional shares of our common stock after this offering or are perceived by the public markets as intending to sell them, the market price of our common stock could decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our common stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of                 shares of our common stock outstanding (or                 shares if the underwriters exercise in full their option to purchase additional shares of our common stock). All of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act (“Rule 144”), other than any shares purchased pursuant to the Directed Share Program, which are subject to the lock-up provisions described below. See “Shares Eligible for Future Sale.”

We, our executive officers, our directors, the Sponsors and the purchasers of shares under the Directed Share Program have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 180 days from the date of this prospectus, except with certain underwriters’ prior written consent. See “Underwriting (Conflicts of Interest).” Upon the expiration of these lock-up agreements, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsors will continue to be considered affiliates following the expiration of the lock-up period based on their expected share ownership and their board nomination rights.

Subject to the expiration or waiver of the 180-day lock-up period, Carlyle and TA Associates will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Following completion of this offering, the shares covered by registration rights would represent approximately     % of our total common stock outstanding (or     % shares if the underwriters exercise in full their option to purchase additional shares of our common stock). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to the 2021 Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                 shares of our common stock.

In the future, we may also issue shares of our common stock in connection with investments or acquisitions. The number of shares of our common stock (or securities convertible into or exchangeable for our common stock) issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock. As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities or to use our common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the consummation of this offering will contain provisions that may make a merger with or acquisition of our Company more difficult without the approval of our board of directors. Among other things, these provisions:

•

provide that our board of directors will be divided into three classes, as nearly equal in size as possible, with directors in each class serving three-year terms and with terms of the directors of only one class expiring in any given year;

•

provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2⁄3% in voting power of the outstanding shares of our capital stock entitled to vote if the parties to our stockholders agreement beneficially own less than 50% of the total voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors;

•

would allow us to authorize the issuance of shares of one or more series of preferred stock, including in connection with a stockholder rights plan, financing transactions or otherwise, the terms of which series may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

•

prohibit stockholder action by written consent by holders of common stock from and after the date on which the parties to our stockholders agreement cease to beneficially own at least 50% of the total voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors unless such action is recommended by all directors then in office;

•	provide for certain limitations on convening special stockholder meetings;

•

provide (i) that the board of directors is expressly authorized to make, alter, or repeal our bylaws and (ii) that our stockholders may only amend our bylaws with the approval of 66 2⁄3% or more of all of then-outstanding shares of our capital stock entitled to vote if the parties to our stockholders agreement beneficially own less than 50% of the total voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors;

•

provide that certain provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of the holders of at least 66 2⁄3% in voting power of then-outstanding shares of our capital stock entitled to vote if the parties to our stockholders agreement beneficially own less than 50% of the total voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors; and

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are subject to provisions of Delaware law, which may impede or discourage a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our Company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or other stockholders.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or employee of ours to us or our stockholders, (iii) action asserting a claim arising under any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules or regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act. There is uncertainty as to whether a court would enforce the forum provision with respect to claims under the federal securities laws.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provision in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with us or our directors, officers, other stockholders or employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are not guarantees of future performance. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved. Such forward-looking statements are subject to various risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify, which may cause our actual results, performance or achievements to be materially different from management’s expectations, beliefs or projections.

Such important risks, uncertainties, assumptions or changes in circumstances include:

•	the currently evolving situation related to the COVID-19 pandemic;

•	the intense competition we face in our markets;

•	the changing retail environment and changing consumer preferences;

•	supply chain issues as a result of a reliance on a limited base of suppliers or the COVID-19 pandemic, which may result in product shortages or disruptions to our business;

•	our ability to successfully manage our inventory to match consumer demand;

•	dependence on key customers and sales channels;

•	cyber-attacks, privacy breaches, data breaches or a failure of key information technology systems;

•	our ability to source and maintain an adequate pipeline of strategic acquisition targets or to realize the expected benefits of our acquisitions;

•

unfavorable worldwide, regional and local economic and financial market conditions, including the conditions resulting from the COVID-19 pandemic, that negatively impact us and the consumers of our products;

•	harm to our reputation or the reputation of one or more of our leading brands or products;

•	government regulations that impose material costs;

•	sales growth objectives that are difficult to achieve, our inability to successfully implement price increases, market and category declines and changes to our product and geographic mix;

•	volatility and increases in the costs of raw materials, energy, transportation, labor and other necessary supplies or services;

•	our facilities and the facilities of our suppliers being subject to disruption by events beyond our control;

•	our ability to achieve our innovation goals, or develop and introduce new products and line extensions, or expand into adjacent categories and sales channels;

•

our failure to manage our recent and future growth effectively, as a result of which we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges;

•	product liability and labeling claims, commercial claims or other legal proceedings;

•	environmental and product regulatory matters that create potential liabilities;

•	increased focus by governmental and non-governmental organizations, customers, consumers and investors on sustainability issues, including those related to climate change;

•	our failure to effectively utilize, successfully assert or successfully defend our intellectual property rights;

•	any finding that we have infringed the intellectual property rights of others or our inability to obtain necessary intellectual property rights from others;

•	the loss of, or inability to attract, key personnel;

•

our substantial indebtedness, which could divert our cash flow from operations for debt payments and could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to fulfil our obligations under our outstanding indebtedness;

•	our Sponsors controlling us and their interests conflicting with ours or yours in the future;

•

our status, upon the listing of our common stock on Nasdaq, as a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualifying for exemptions from certain corporate governance requirements, as a result of which you will not have the same protections afforded to stockholders of companies that are subject to such requirements; and

•	other factors described under “Risk Factors.”

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments, or other strategic transactions we may make. You should not place undue reliance on our forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data throughout this prospectus from industry and general publications and research, studies and surveys conducted by third parties, such as IRI, and our own internal estimates and research based on management’s knowledge of, and experience in, the markets and industries in which we compete.

Unless otherwise stated, market and industry data is for the last 12 months ended November 4, 2020. For purposes of market and industry data, “2020 LTM Period” refers to the last 12 months ended November 4, 2020, “2019 LTM Period” refers to the last 12 months ended November 3, 2019 and “2017 LTM Period” refers to the last 12 months ended November 5, 2017.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks, such as Weiman®, Goo Gone®, biokleen®, Gonzo Natural Magic®, Magic®, Wright’s®, Stone Care International®, Green Gobbler®, Urnex®, biocaf®, Opti-Cide® and Micro-Scientific®, which are protected under applicable intellectual property laws and are the property of PurposeBuilt Brands. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which to our knowledge are the property of their respective owners, and we do not intend our use or display of such marks to imply relationships with, or endorsements of us by, any other company. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount, will be approximately $         million (or $         million if the underwriters exercise in full their option to purchase additional shares of common stock).

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discount. An increase or decrease of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $         million, after deducting the estimated underwriting discount.

We intend to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of                common stock) to (i) repay in full (A) the $45.0 million deferred non-contingent payment obligation outstanding pursuant to the Agreement and Plan of Merger, dated as of February 16, 2019, by and among WU Holdco, Inc., Cortec Group Fund V, L.P., Panamera Purchaser, Inc. and Panamera Merger Sub, Inc. entered into in connection with the Acquisition, which is due in March 2022 and is currently guaranteed by Carlyle and TA Associates (the “Acquisition Deferred Payment Obligation”) and (B) the first component of the earnout obligation outstanding pursuant to the Asset Purchase Agreement, dated as of February 10, 2020 (the “Green Gobbler APA”), entered into in connection with the acquisition of Green Gobbler, the fair value of which is currently estimated at $1.8 million (the “Green Gobbler Deferred Payment Obligation” and, together with the Acquisition Deferred Payment Obligation, the “Deferred Payment Obligations”), and (ii) repay $         million of the aggregate outstanding amounts due under our Term Loans (including the initial term loan, the delayed draw term loan and the incremental term loans, the “Term Loans”), issued pursuant to the Credit Agreement, dated as of March 26, 2019 (the “Credit Agreement”), by and among WU Holdco, Inc., as borrower, Panamera Purchaser, Inc., as holdings, Antares Capital LP, as administrative agent and collateral agent and the other lenders and letter of credit issuers party thereto and, to the extent of any remaining net proceeds, for general corporate purposes, including working capital, operating expenses and capital expenditures. The Term Loans have an interest rate of                , as of the date of this prospectus, and mature on March 26, 2026, with $455.5 million in principal amount outstanding as of September 30, 2020.

DIVIDEND POLICY

We have never declared nor paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including: our actual and projected financial condition, liquidity, and results of operations; our capital levels and needs; tax considerations; any acquisitions or potential acquisitions that we may examine; statutory and regulatory prohibitions and other limitations; the terms of any credit agreements or other borrowing arrangements that restrict the amount of cash dividends that we can pay; general economic conditions; and other factors deemed relevant by our board of directors. We are not obligated to pay dividends on our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2020:

•	on an actual basis; and

•

on an as-adjusted basis to reflect the issuance and sale of shares of common stock in this offering and the application of the net proceeds therefrom as described in the section titled “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2020
(in thousands)	Actual	As Adjusted
Cash and cash equivalents	$15,214

Debt
Term Loans(1)	455,506
Revolving Credit Facility(2)	—
Deferred consideration payable(3)	61,793

Total debt and deferred consideration payable	517,299

Stockholders’ equity
Common stock, $0.01 par value, shares authorized, shares issued and outstanding, actual; and shares authorized, shares issued and outstanding, as adjusted	3
Additional paid-in capital	290,326
Retained deficit	(37,418)

Total stockholders’ equity(4)	252,911

Total capitalization	$770,210

(1)	Represents the aggregate face amount of our Term Loans. The Term Loans mature on March 26, 2026. For a further description of our term loans, see “Description of Certain Indebtedness.”
(2)	As of September 30, 2020, there were no borrowings outstanding under our Revolving Credit Facility (excluding letters of credit) and $0.2 million in outstanding letters of credit.
(3)

Includes the Deferred Payment Obligations. The Acquisition Deferred Payment Obligation is recorded at $40.1 million as of September 30, 2020 and will be paid out in an amount of $45.0 million. The Green Gobbler Deferred Payment Obligation consists of two components. The first component is based off of Green Gobbler’s 2020 net sales, with a maximum payment of $15.0 million. The net proceeds of this offering will be used to pay in full the amount owed under this component, which had a fair value of $1.8 million as of September 30, 2020. The second component will be paid out upon a change in control, or if no change in control occurs, based on future revenue and has no maximum value or expiration date. This component had a fair value of $19.9 million as of September 30, 2020. See “Use of Proceeds” and Note 2—Business combination to our consolidated financial statements included elsewhere in this prospectus.

(4)

On December 31, 2020 we entered into a Tax Receivable Agreement with persons who are stockholders prior to this offering. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefits subject to the TRA, we would expect that future payments under the TRA will aggregate to approximately $60 million, which is expected to decrease stockholders’ equity. Such amounts are not reflected here. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

The number of shares of common stock that will be outstanding after this offering is based on                 shares of common stock outstanding as of                  , 2021, after giving effect to the Stock Split, excludes shares of common stock reserved for future grants under our equity compensation plan 2021 Incentive Plan and assumes no exercise by the underwriters of their option to purchase up to                additional shares of common stock from us.

DILUTION

If you invest in shares of our common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma net tangible book value per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the pro forma net tangible book value per share attributable to our existing stockholders.

Our historical net tangible book deficit as of September 30, 2020 was approximately $                million, or $                per share of common stock. Historical net tangible book value represents the amount of total tangible assets less total liabilities. Historical net tangible book value per share of common stock represents historical net tangible book value divided by the number of shares of common stock outstanding after giving effect to the Stock Split.

After giving effect to (1) the issuance and sale of              shares of common stock by us in this offering at an assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting $         million in underwriting discounts and commissions and estimated offering expenses of $         million payable by us, and (2) the application of the net proceeds from this offering as described in “Use of Proceeds,” our pro forma net tangible book deficit as of September 30, 2020 would have been $                million, or $                per share of common stock. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $                per share of common stock to our existing stockholders and an immediate dilution in net tangible book value of $                per share of common stock to investors in this offering.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock:

Assumed initial offering price per share of common stock		$
Pro forma net tangible book value (deficit) per share of common stock as of September 30, 2020	$
Increase in pro forma net tangible book value per share attributable to investors participating in this offering	$

Pro forma net tangible book value (deficit) per share of common stock after the offering	$
Dilution per share of common stock to investors in this offering		$

A $1.00 increase in the assumed initial public offering price of $                 per share of our common stock would increase our pro forma net tangible book value after giving effect to this offering by $                 million, or by $                 per share of our common stock, assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discount. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The following table summarizes, on the same pro forma basis as of September 30, 2020, the total number of shares of common stock purchased from us, the total cash consideration paid to us and the average price per share of common stock paid by our existing stockholders and by new investors purchasing shares of common stock in this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors in this offering			%	$		%	$
Total		100.0%		$	100.0%		$

Each $1.00 increase in the assumed offering price of $                 per share of our common stock would increase total consideration paid by investors in this offering by $                 million, assuming the number of shares offered by us remains the same. A $1.00 decrease in the assumed initial public offering price per share of our common stock would result in equal changes in the opposite direction.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to                , or approximately    % of the total number of shares of common stock.

To the extent that options are issued under our compensatory stock plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

The dilution information above is for illustrative purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares of common stock and other terms of this offering determined at pricing.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents the summary historical consolidated financial and other data for PurposeBuilt Brands and its subsidiaries. The summary consolidated statement of operations data and summary consolidated statement of cash flows data presented below for (i) the Predecessor Company for the period from January 1, 2019 through March 25, 2019 and (ii) the Successor Company for the nine months ended September 30, 2020 and the period from March 26, 2019 through December 31, 2019 and the summary consolidated balance sheet data presented below for the Successor Company as of September 30, 2020 and December 31, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data presented below for the Successor Company for the period from March 26, 2019 to September 30, 2019 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data and statement of cash flows data presented below for the Predecessor Company for the fiscal years ended December 31, 2018, 2017 and 2016 and our the summary consolidated balance sheet data presented below for the Predecessor Company as of December 31, 2018, 2017 and 2016 are derived from our unaudited consolidated financial statements that are not included in this prospectus.

Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below together with our audited consolidated financial statements and related notes thereto, as well as the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and the other information appearing elsewhere in this prospectus.

	Successor Company			Predecessor Company
	Nine months ended September 30,	For the period March 26 through September 30,	For the period March 26 through December 31,	For the period January 1 through March 25,
(in thousands, except share and per share data)	2020	2019	2019	2019
	(audited)	(unaudited)	(audited)	(audited)
Consolidated Statement of Operations Data:
Net sales	$215,417	$101,907	$151,933	$43,611
Cost of goods sold	125,732	64,116	94,980	25,210

Gross margin	89,685	37,791	56,953	18,401
Gross margin percentage	42%	37%	37%	42%
Operating expenses
Selling	31,677	12,571	17,773	5,336
General and administrative	31,123	6,863	12,357	3,681
Transaction expenses	3,598	1,132	1,132	29,341
Amortization of acquired intangibles	24,799	15,084	22,421	3,540

Total operating expenses	91,197	35,650	53,683	41,898

Income (loss) from operations	(1,512)	2,141	3,270	(23,497)
Interest expense	27,396	17,697	26,035	1,865

Income (loss) before income tax expense (benefit)	(28,908)	(15,556)	(22,765)	(25,362)
Income tax expense (benefit)	(8,985)	(3,371)	(5,270)	(6,282)

Net loss	(19,923)	(12,185)	(17,495)	(19,080)

As adjusted net income (loss) per share attributable to common stockholders, basic and diluted (unaudited)(1)
As adjusted weighted average common shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)

(1)

As adjusted data gives effect to the following transactions as if they were consummated at the beginning of the referenced period: (a) the Stock Split, (b) the issuance and sale of             shares by us in this offering at a price equal to $             per share and (c) the use of our net proceeds from this offering to (i) repay in full the approximately $46.8 million Deferred Payment Obligations and (ii) repay $                million of the aggregate outstanding amounts due under our Term Loans and, to the extent of any remaining net proceeds, for general corporate purposes, including working capital, operating expenses and capital expenditures. See “Use of Proceeds.” As adjusted data does not include adjustments for the estimated expenses of this offering.

	Predecessor Company
	For the fiscal year ended December 31,
(in thousands, except per share data)	2018	2017	2016
	(unaudited)
Consolidated Statement of Operations Data:
Net sales	$175,860	$158,782	$120,878
Income (loss) from operations	26,896	17,868	16,289
As adjusted net income (loss) per share attributable to common stockholders, basic and diluted (unaudited)(1)

(1)

As adjusted data gives effect to the following transactions as if they were consummated at the beginning of the referenced period: (a) Stock Split, (b) the issuance and sale of             shares by us in this offering at a price equal to $             per share and (c) the use of our net proceeds from this offering to (i) repay in full the approximately $46.8 million Deferred Payment Obligations and (ii) repay $                million of the aggregate outstanding amounts due under our Term Loans and, to the extent of any remaining net proceeds, for general corporate purposes, including working capital, operating expenses and capital expenditures. See “Use of Proceeds.” As adjusted data does not include adjustments for the estimated expenses of this offering.

	Successor Company
(in thousands)	As of September 30, 2020	As of December 31, 2019
	(audited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,214	$14,721
Total assets	868,522	767,515
Total liabilities	615,611	495,361
Total stockholders’ equity	252,911	272,154

	Predecessor Company
	As of December 31,
(in thousands)	2018	2017	2016
	(unaudited)
Consolidated Balance Sheet Data:
Total assets	$322,929	$309,270	$326,784
Total liabilities	130,467	134,025	158,919

	Successor Company		Predecessor Company
(in thousands)	For the nine months ended September 30, 2020	For the period March 26 through December 31, 2019	For the period January 1 through March 25, 2019
	(audited)		(audited)
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$8,990	$20,242	$7,297
Investing activities	(97,549)	(636,187)	(126)
Financing activities	89,052	630,734	—

Supplemental Unaudited Pro Forma Financial Information

Basis of Preparation

Our supplemental unaudited pro forma statement of loss for the nine months ended September 30, 2019 is presented below. The supplemental unaudited pro forma statement of loss has been derived from and should be read in conjunction with the unaudited statement of loss for the periods January 1, 2019 through March 25, 2019 (Predecessor) and March 26, 2019 through September 30, 2019 (Successor).

The supplemental unaudited pro forma statement of loss was prepared in accordance with Article 11 of Regulation S-X. Management believes the unaudited pro forma information provides a meaningful comparison of operating results; however, it should not be viewed as a substitute for the historical financial results of the Predecessor and the Successor. The supplemental unaudited pro forma statement of financial information gives pro forma effect to events that are (i) directly attributable to the Acquisition and (ii) factually supportable. The supplemental unaudited pro forma financial information does not give effect to the acquisitions of biokleen and Green Gobbler.

The supplemental unaudited pro forma financial statement of loss gives effect to the Acquisition as if it occurred on January 1, 2019. The supplemental unaudited pro forma statement of loss has been prepared for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized had the Acquisition occurred as of the date indicated. In addition, future results may vary significantly from those reflected in the supplemental unaudited pro forma statement of loss and should not be relied on as an indication of any of our future results of operations. The supplemental unaudited pro forma statement of loss does not reflect any additional costs that may arise from being a public company or the realization of any expected cost savings, operating efficiencies or other synergies that may result from the Acquisition.

The supplemental unaudited pro forma statements of loss should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions,” “Description of Certain Indebtedness” and the audited Predecessor and Successor financial statements and related notes and other financial information included elsewhere in this prospectus.

Supplemental Unaudited Pro Forma Financial Information

	Successor	Predecessor		Pro forma nine months ended September 30, 2019
(in thousands)	March 26, 2019 through September 30, 2019	January 1, 2019 through March 25, 2019	Pro forma adjustments
Net sales	$101,907	$43,611	$—	$145,518
Cost of goods sold(1)	64,116	25,210	1,087	90,413

Gross margin	37,791	18,401	(1,087)	55,105
Operating expenses
Selling	12,571	5,336	—	17,907
General and administrative(1)	6,863	3,681	(36)	10,508
Transaction expenses	1,132	29,341	—	30,473
Amortization of acquired intangibles(1)	15,084	3,540	3,120	21,744

Total operating expenses	35,650	41,898	3,084	80,632

Income (loss) from operations	2,141	(23,497)	(4,171)	(25,527)
Interest expense(2)	17,697	1,865	5,825	25,387

Income (loss) before income tax expense (benefit)	(15,556)	(25,362)	(9,996)	(50,914)
Income tax expense (benefit)(3)	(3,371)	(6,282)	2,099	(7,554)

Net loss	(12,185)	(19,080)	(12,095)	(43,360)

Basic and diluted loss per share	$(40.99)			$(67.02)
Weighted Average shares of common stock—Basic and diluted	297.25			297.25
Adjusted EBITDA	$29,969	$10,787		$40,756

(1)

Adjustment to depreciation and amortization as a result of the change in basis of property and equipment and definite-lived intangible assets to their fair value associated with the Acquisition. Property and equipment is depreciated over useful lives ranging from one to thirty-nine years. Definite-lived intangible assets are amortized over useful lives ranging from ten to fifteen years.

(2)

Adjustment to reflect the net effect of (i) elimination of the Predecessor’s historical interest expense related to notes, loans and other debt that was repaid at the time of the Acquisition and (ii) Successor’s new financing arrangements, which include a $355 million term loan and a $50 million delayed draw term loan.

(3)	Represents the income tax impact of the pro forma adjustments, estimated at a statutory tax rate.

Comparison of Results of Operations for the Audited Nine Months Ended September 30, 2020 and the Unaudited Pro Forma Nine Months Ended September 30, 2019

(in thousands)	Nine months ended September 30, 2020	Pro forma nine months ended September 30, 2019
Net sales	$215,417	$145,518
Cost of goods sold	125,732	90,413

Gross margin	89,685	55,105
Operating expenses:
Selling	31,677	17,907
General and administrative	31,123	10,508
Transaction expenses	3,598	30,473
Amortization of acquired intangibles	24,799	21,744

Total operating expenses	91,197	80,632

Income (loss) from operations	(1,512)	(25,527)
Interest expense	27,396	25,387

Income (loss) before income tax expense (benefit)	(28,908)	(50,914)
Income tax expense (benefit)	(8,985)	(7,554)

Net loss	$(19,923)	$(43,360)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus as well as the information presented under “Selected Historical Consolidated Financial Data.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such difference include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Forward-Looking Statements” included elsewhere in this prospectus. The periods ended December 31, 2019 and March 25, 2019 are referred to herein as “Successor” and “Predecessor,” respectively. The consolidated financial statements herein include the nine months ended September 30, 2020 and 2019 (unaudited) and for the period March 26, 2019 through December 31, 2019 (Successor) and January 1, 2019 through March 25, 2019 (Predecessor).

Overview

PurposeBuilt Brands is a high-growth portfolio of category-leading, efficacy-driven specialty cleaning and disinfection brands with a 40-year track record of successive annual sales growth. We create products that can be trusted to perform optimally on people’s valued surfaces, spaces and equipment with high market shares in many of our specialty household cleaning product categories.

We had net sales of $265.4 million during the 12 months ended September 30, 2020 and 314 employees as of September 30, 2020. We have a broad presence across both blue-chip retailers and the e-commerce landscape with our products available at over 475,000 points of sale at the largest national retailers across the home improvement, mass, hardware and grocery channels. We also develop and manufacture a broad assortment of specialty cleaning products for commercial retailers, with customers across large and growing end-markets, including coffee shops, restaurants, convenience stores, hospitals, dental offices, long-term care providers, offices, hotels and craft breweries.

On March 26, 2019, the Sponsors acquired us. References to the “Predecessor Company” in this prospectus refer to WU Holdco Inc. prior to March 26, 2019 and include the operations of CC Holdings, Inc., Urnex Acquisition LLC and Five Star Chemical & Supply, Inc. and all directly and indirectly held subsidiaries. References to the “Successor Company” in this prospectus refer to the Company on and after March 26, 2019 and include PurposeBuilt Brands, Inc. and its directly and indirectly wholly owned subsidiaries CC Holdings, Inc., CC Intermediate Holdings, Inc., Weiman Products, LLC, Five Star Chemicals & Supply, LLC, J.A. Wright & Co., Micro-Scientific, LLC, Urnex Acquisition, LLC, Urnex Holdings, LLC and Urnex Brands, LLC.

Key milestones since inception include the following:

•	2006: Acquired J.A. Wright & Co., a family-owned and operated silver and metal care company. Wright’s, as it’s known today, is a leader in the metal cleaning and polishing industry.

•	January 2014: Acquired a portfolio of category-leading specialty cleaning consumer brands from Homax: Goo Gone, Magic, Stone Care International, Gonzo Natural Magic and Oops.

•	April 2015: Acquired Micro-Scientific, LLC, a leading supplier of intermediate, surface and high-level disinfectants.

•	July 2017: Acquired Urnex, a market leader in coffee equipment cleaning products.

•	August 2018: Acquired Five Star, a market leader in beer equipment cleaning products.

•	August 2019: Acquired biokleen, a manufacturer of environmentally conscious cleaning products.

•	February 2020: Acquired the Green Gobbler cleaning product portfolio.

We operate through two segments:

•

Consumer. Our consumer segment generated $197 million in net sales for the 12 months ended September 30, 2020. Our consumer segment produces, markets and distributes over 50 formulations of branded specialty household cleaning products that address distinct cleaning needs within home, outdoor and other specialty cleaning categories. Our brands are well-known throughout the U.S. and include Weiman, Green Gobbler, Goo Gone, Gonzo Natural Magic, biokleen, Magic, Wright’s and Stone Care International.

•

Commercial. Our commercial segment generated $68 million in net sales for the 12 months ended September 30, 2020. Our commercial segment develops and manufactures beverage machine cleaning products, detergents, and healthcare specific disinfectants. Our commercial brands include Urnex, Five Star and Micro-Scientific.

Certain of the brands listed under the commercial operating segment are also sold through consumer channels, and certain of the brands listed under the consumer operating segment are also sold through commercial channels. Sales are captured based on their brand category, irrespective of the channel through which they are sold.

We have experienced significant growth, with total net sales of $265.4 million for the 12 months ended September 30, 2020. Our net sales increased from $43.6 million and $151.9 million for the predecessor and successor periods during the fiscal year ended December 31, 2019, respectively. Gross margin increased from $18.4 million and $57.0 million for the predecessor and successor periods during the fiscal year ended December 31, 2019, respectively, to $108.8 million for the 12 months ended September 30, 2020. Adjusted EBITDA increased from $10.8 million and $41.4 million for the predecessor and successor periods during the fiscal year ended December 31, 2019, respectively, to $62.7 million for the 12 months ended September 30, 2020.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures, which are used by management to evaluate our financial performance and for planning and forecasting purposes. See “Summary—Summary Historical Consolidated Financial and Other Data” and “—Non-GAAP Financial Measures” for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

Certain Factors Affecting Performance

Consumer Demand for Our Products

Our business is primarily impacted by consumer demand for specialty cleaning products that are highly efficacious and protect high value surfaces within the home, including appliances and furnishings.

Our products are strategically aligned with prevailing trends in consumer preference for cleaning products that are highly efficacious, eco-friendly and disinfecting. Home renovations continue to rise as homeowners adapt their surroundings for work, school and leisure, and are increasingly incorporating high-end appliances and furnishings that require specialty care. Consumers also continue to demonstrate a growing desire for eco-friendly cleaning products that are highly effective but are not harmful to the environment. Additionally, with the onset of the COVID-19 pandemic, consumers are looking for cleaning products that will sanitize and disinfect, while also providing high-quality cleaning performance. We see this trend continuing long after a vaccine has been instituted as consumers have indicated a permanency to the change in their cleaning habits.

Our omni-channel, go-to-market strategy consists of strong, long-lasting blue-chip retail relationships combined with a meaningful presence in the high growth e-commerce channel. This diverse approach to supplying consumer demand, and absence of any significant customer concentration, allows us to mitigate any negative impact from lost distribution due to a failed customer or due to a switch by a customer to a competitor’s products.

Commercial Demand for Our Products

Our commercial business is mainly impacted by the need for specialty cleaning products in public environments where health and well-being can be compromised due to the lack of effective cleaning protocols. These include hospitals, medical offices, restaurants, coffee shops, cafes and microbreweries. During the COVID-19 pandemic, some of these venues were either temporarily closed or were operated in a different fashion (e.g., drive-up only). This has had a negative impact on our performance during the most recent reporting period and is expected to remain a factor until retail outlets are fully re-opened. As consumers begin to return to public life, a higher expectation will be placed on those that operate commercial businesses to provide for cleaner, more hygienic settings, which we believe will drive increased demand for our commercial products.

Raw Material, Energy and Freight Price Fluctuations

Our business is impacted by fluctuations in the prices of the raw materials, energy and freight costs incurred in manufacturing and distributing our products as well as fluctuations in logistics costs related thereto. The primary raw materials used to manufacture our products are commodity chemicals, surfactants, plant-based extracts, acetic acids, bottles (high density polyethylene, polyethylene terephthalate) and corrugated fiberboard.

We are exposed to commodity and other price risk principally from the purchase of commodity chemicals, natural gas, electricity, corrugated carton and diesel. We distribute our products and receive materials primarily by truck, which exposes us to fluctuations in freight and handling costs caused by trucking capacity.

Purchases of most of our raw materials are based on negotiated rates with suppliers, which are linked to published indices. Typically, we do not enter into long-term purchase contracts that provide for fixed quantities or prices for our primary raw materials.

Our operating results are also impacted by energy-related cost movements, including those impacting both our manufacturing operations and transportation, as well as utility costs.

Competitive Environment

We are the market leader in many of the specialty cleaning product categories in which we compete. We compete directly with companies of different sizes and financial means. Many of those companies produce cleaning products that are characterized as APCs, which we believe to be less effective for specific cleaning applications. Our focus on providing highly efficacious products that outperform the competition in meeting specific cleaning needs is what we believe to be our competitive advantage.

Sustainability

Consumers and commercial businesses are increasingly demanding environmentally conscious alternatives from suppliers. We have made significant investment in adding to our portfolio a range of eco-friendly products that are both safe for the environment and effective. Additionally, we have adopted three pillars of sustainability that support our commitment to environmental, social and corporate governance standards under which we operate, including a focus on product and packaging, manufacturing footprint and employees and community.

E-Commerce

The e-commerce ecosystem has been expanding at a rapid pace over the last several years, and more recently experienced a surge as a result of the COVID-19 pandemic. Consumers greatly increased their purchases online as a means to avoid in-store shopping for fear of coming into contact with the virus. The relative ease of ordering online and quick delivery has formed new buying habits for a large number of consumers, and we expect this trend will continue into the future as the pandemic subsides. We have invested in capabilities focused on this high growth consumer channel as part of our omni-channel selling strategy and believe we are well-positioned to capture the upside potential as consumers increasingly make the shift on-line.

Impact of COVID-19

The COVID-19 pandemic has permanently shifted the way in which consumers view and approach their cleaning regimens. We believe this change in behavior causes both a rebasing in the size of the cleaning products market and accelerates growth prospects for the future. We are well-positioned with a category-leading product portfolio, strong omni-channel presence and robust supply chain and R&D capabilities to be able to capitalize on the anticipated, heightened growth of the category.

Public Company Expenses

As a newly public company, we will implement additional procedures and processes to address the standards and requirements applicable to public companies. Specifically, accounting, legal and personnel-related expenses and directors’ and officers’ insurance costs will increase as we establish more comprehensive compliance and governance functions, establish internal controls over financial reporting in accordance with SOX and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements from the year ending December 31, 2021 onward will reflect the impact of these expenses.

Components of Our Results of Operations

Net Sales

Our revenues are derived primarily from the sale of our products to third parties, net of any sales incentives. Sales incentives include discounts, allowances and trade promotions. Revenue is recognized when control over products transfer to our customers, which generally occurs upon delivery of shipment of the products.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of materials, packaging, labor and overhead associated with our manufacturing operations, as well as costs associated with freight and certain distributor fees. Cost of goods sold additionally includes the accretion of inventory which was stepped-up to fair value in connection with business acquisitions and the amortization of certain intangible assets.

Selling

Selling consists primarily of advertising and commissions. Advertising costs include programs to support new and existing product lines.

General and Administrative

General and administrative consist primarily of general and administrative costs associated with our non-manufacturing personnel. General and administrative costs include wages, benefits, travel expenses, legal fees, R&D costs and any professional fees or consulting services. Our general and administrative expenses include amounts for general corporate expenses related to executive management, finance, legal, tax and information technology.

Transaction Expenses

Transaction expenses consist primarily of the costs incurred as a result of business acquisitions. These costs include financial and legal advice, due diligence services, compensation expense accelerated by a change in control and expenses to arrange debt financing.

Amortization of Acquired Intangibles

Through business combinations, we have acquired intangible assets such as trade names and brands. We amortize our acquired intangible assets on a straight-line basis over the estimated period over which we expect to realize economic value related to the intangible assets. The amortization periods range from 6 years to 15 years.

Interest Expense, Net

Interest expense represents the interest payable on our debt obligations as well as the amortization of debt discounts and debt issuance costs.

Benefit from Income Taxes

We base our income taxes on the estimated effective annual tax rate for each period. Additionally, our provisions include anticipated current year income taxes payable and the tax effect of anticipated differences between the financial reporting and tax basis of assets and liabilities. We have incurred net losses and therefore receive a tax benefit reducing our net losses for each period.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we use the non-GAAP measure, Adjusted EBITDA, in evaluating our operating performance. Adjusted EBITDA represents EBITDA adjusted to exclude certain items of a non-recurring or unusual nature, including, non-cash share-based compensation expense, purchase accounting adjustments, transaction costs, management fees, post-acquisition restructuring costs and other expenses. This measure is presented because it is the primary measure used by management to evaluate our financial performance and for planning and forecasting purposes. This non-GAAP financial information is useful to investors because it eliminates certain items that affect period-over-period comparability and provides consistency with past financial performance and additional information about underlying results and trends by excluding certain items that may not be indicative of our business, results of operations or outlook. Additionally, we believe that it and similar measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures, but rather as supplemental information to our business results. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations or any other performance measures determined in accordance with GAAP. This information should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items or events being adjusted. In addition, other companies may use different measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

The following table presents a reconciliation of net loss to Adjusted EBITDA for the periods presented:

	Successor Company			Predecessor Company
(in thousands)	For the nine months ended September 30, 2020	For the period March 26 through September 30, 2019	For the period March 26 through December 31, 2019	For the period January 1 through March 25, 2019
Net loss	$(19,923)	$(12,185)	$(17,495)	$(19,080)
Depreciation and amortization	31,274	19,088	28,428	4,272
Interest expense	27,396	17,697	26,035	1,865
Income tax expense (benefit)	(8,985)	(3,371)	(5,270)	(6,282)

EBITDA	29,762	21,229	31,698	(19,225)
Non-cash share-based compensation expense	680	427	635	—
Purchase accounting adjustments	745	6,140	6,140	—
Transaction costs(1)	3,598	1,132	1,132	29,341
Management fees	979	1	578	421
Post-acquisition restructuring costs(2)	925	—	—	—
Change in fair value of contingent considerations	4,400	—	—	—
Other one-time items(3)	10,230	1,040	1,193	250

Adjusted EBITDA	$51,319	$29,969	$41,376	$10,787

(1)

Consists of costs incurred associated with the Acquisition and our acquisitions of biokleen and Green Gobbler. Such costs include legal fees, consulting fees, accounting fees, compensation expense accelerated by a change in control, debt restructuring costs and insurance.

(2)	As a result of the biokleen and Green Gobbler acquisitions, we incurred restructuring costs to reorganize and integrate the businesses.
(3)

Includes one-time costs, comprised primarily of consulting expenses related to the Green Gobbler acquisition ($4.7 million), supply chain consulting fees in support of a cost savings and strategy development initiative ($2.3 million), a consumer research project ($0.7 million), recruiting costs for new positions to support growth of the business ($0.6 million) and COVID-19 premium pay for essential workers ($0.5 million) in the nine months ended September 30, 2020. In the successor periods ended December 31, 2019 and September 30, 2019 and the predecessor period ended March 25, 2019, the adjustment includes recruiting costs for new positions to support growth of the business.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. Detailed comparisons of results are presented in the discussions of the operating segments, which follow our consolidated results discussion.

Nine Months Ended September 30, 2020, Successor Period Ended September 30, 2019, and Predecessor Period Ended March 25, 2019

The following discusses our results of operations for the nine months ended September 30, 2020, successor period ended September 30, 2019, and predecessor period ended March 25, 2019.

	Successor		Predecessor
(in thousands)	Nine months ended September 30, 2020	March 26, 2019 through September 30, 2019	January 1, 2019 through March 25, 2019
Net sales	$215,417	$101,907	$43,611
Cost of goods sold	125,732	64,116	25,210

Gross margin	89,685	37,791	18,401
Gross margin percentage	42%	37%	42%
Operating expenses
Selling	31,677	12,571	5,336
General and administrative	31,123	6,863	3,681
Transaction expenses	3,598	1,132	29,341
Amortization of acquired intangibles	24,799	15,084	3,540

Total operating expenses	91,197	35,650	41,898
Income (loss) from operations	(1,512)	2,141	(23,497)
Interest expense	27,396	17,697	1,865

Income (loss) before income tax expense (benefit)	(28,908)	(15,556)	(25,362)
Income tax expense (benefit)	(8,985)	(3,371)	(6,282)

Net loss	(19,923)	(12,185)	(19,080)

Adjusted EBITDA	$51,319	$29,969	$10,787

Net sales: Net sales grew from $101.9 million and $43.6 million for the successor period ended September 30, 2019 and predecessor period ended March 25, 2019, respectively, to $215.4 million for the nine months ended September 30, 2020. The robust growth was due mostly to increased demand for our consumer products, which was experiencing strong growth that was further accelerated by the COVID-19 pandemic coupled with the Green Gobbler and biokleen acquisitions. Healthcare products additionally experienced accelerated growth due to COVID-19. Excluding acquisitions, the base business grew by 14% in the nine months ended September 30, 2020 compared to the same period in 2019. The consumer segment led the way with core sales growth of 23%, while the commercial segment declined by 1% due to COVID-19-driven temporary closures in the foodservice channel. Despite the strong results, sales for our consumer and healthcare products were constrained as demand exceeded supply, primarily for wipes and disinfectants. This limited the ability to fully capitalize on the introduction of Weiman Granite & Stone Disinfectant and Gonzo Natural Magic Deodorizer & Cleaner Disinfectant, which were launched just prior to the onset of the COVID-19 pandemic.

Cost of goods sold: Cost of goods sold increased from $64.1 million and $25.2 million for the successor period ended September 30, 2019 and predecessor period ended March 25, 2019, respectively, to $125.7 million for the nine months ended September 30, 2020. The increase was primarily due to the growth in sales volume, inclusive of the acquisitions.

Gross Margin: Gross margin grew from $37.8 million (37% of net sales) and $18.4 million (42% of net sales) for the successor period ended September 30, 2019 and predecessor period ended March 25, 2019, respectively, to $89.7 million (42% of net sales) for the nine months ended September 30, 2020. The growth was due to the increase in volume, inclusive of the acquisitions, coupled with a positive shift in channel mix. The improvement in margin also reflects the early results of our major supply chain cost reduction initiative, which began in the quarter ended September 30, 2020. Additionally, the successor period gross margin was impacted by the inventory step up of $6.1 million, compared to only $0.7 million of inventory step up in the nine months ended September 30, 2020. Adjusting for this, the gross margin percentage in the successor period ended September 30, 2019 would have been 42%.

Operating Expenses: Operating expenses increased from $35.7 million and $41.9 million for the successor period ended September 30, 2019 and predecessor period ended March 25, 2019, respectively, to $91.2 million for the nine months ended September 30, 2020. The increase was primarily due to the following:

•	Selling: inclusion of the biokleen and Green Gobbler acquisitions, volume-driven cost increases in commissions and increased investment in digital advertising.

•

General and administrative: one-time costs, including consulting fees in support of a major supply chain costs savings initiative and strategy development, COVID-19 premium pay for essential workers, recruiting costs for new positions in support of business growth, market research costs for an extensive consumer study, and accretion expense (non-cash) related to the deferred payment to prior owner (Cortec); ongoing costs including compensation increases for growth-driven new positions, management fees, and general inflation.

•	Transaction expenses: transaction costs primarily associated with the Green Gobbler acquisition.

•	Amortization of acquired intangibles: the Acquisition and the subsequent acquisitions of biokleen and Green Gobbler.

Interest Expense: Interest expense increased from $17.7 million and $1.9 million for the successor period ended September 30, 2019 and predecessor period ended March 25, 2019, respectively, to $27.4 million for the nine months ended September 30, 2020. The increase was primarily due to the Credit Agreement entered into in conjunction with the Acquisition of the Company by the Sponsor. The Credit Agreement provides a term loan in the amount of $355 million, a delayed draw term loan of $50 million, a Revolving Credit Facility of $35 million, and up to $5 million in available letters of credit. An incremental term loan of $56.4 million was added in conjunction with the acquisition of Green Gobbler.

The Company’s weighted average debt balance went from $356.0 million and $105.8 million during the successor period ended September 30, 2019 and predecessor period ended March 25, 2019, respectively, to $465.7 million for the nine months ended September 30, 2020. The weighted average interest rate was 7.97%, 7.21% and 6.96% during the successor period ended September 30, 2019, the predecessor period ended March 25, 2019 and the nine months ended September 30, 2020, respectively.

Income tax expense (benefit): Income tax expense (benefit) went from $(3.4) million and $(6.3) million for the successor period ended September 30, 2019 and predecessor period ended March 25, 2019, respectively, to $(9.0) million for the nine months ended September 30, 2020. The effective tax rate was (31)%, (22)% and (25)% during the nine months ended September 30, 2020, the successor period ended September 30, 2019 and predecessor period ended March 25, 2019, respectively. The increase in the nine months ended September 30, 2020 from prior periods is primarily due to a higher state income tax benefit during the period related to the Green Gobbler acquisition, as well as a permanent benefit from a net operating loss (“NOL”) carryback that did not exist in other periods.

Adjusted EBITDA: Adjusted EBITDA increased from $30.0 million and $10.8 million for the successor period ended September 30, 2019 and predecessor period ended March 25, 2019, respectively, to $51.3 million for the nine months ended September 30, 2020. The increase was primarily due to the accelerated growth in sales.

Periods from March 26, 2019 through December 31, 2019 (Successor) and from January 1, 2019 through March 25, 2019 (Predecessor)

	Successor	Predecessor
(in thousands)	March 26, 2019 through December 31, 2019	January 1, 2019 through March 25, 2019
Net sales	$151,933	$43,611
Cost of goods sold	94,980	25,210

Gross margin	56,953	18,401
Gross margin percentage	37%	42%
Operating expenses:
Selling	17,773	5,336
General and administrative	12,357	3,681
Transaction expenses	1,132	29,341
Amortization of acquired intangibles	22,421	3,540

Total operating expenses	53,683	41,898

Income (loss) from operations	3,270	(23,497)
Interest expense	26,035	1,865
Income (loss) before income tax expense (benefit)	(22,765)	(25,362)
Income tax expense (benefit)	(5,270)	(6,282)

Net loss	$(17,495)	(19,080)

Adjusted EBITDA	$41,376	$10,787

Net sales: Net sales was $151.9 million in the successor period and $43.6 million in the predecessor period. The successor period saw growth in both the consumer and commercial segments resulting from increased demand and distribution expansion. The successor period also includes the August 2019 acquisition of biokleen.

Cost of goods sold: Cost of goods sold was $95.0 million in the successor period and $25.2 million in the predecessor period. The successor period increased in line with the growth in sales, while margins improved due to channel mix.

Gross Margin: Gross margin was $57.0 million (37% of net sales) in the successor period and $18.4 million (42% of net sales) in the predecessor period. The decrease in gross margin percentage is due solely to the $6.1 million purchase accounting adjustment (non-cash) that resulted from the Acquisition of the Company by the Sponsors.

Operating Expenses: Operating expenses were $53.7 million in the successor period and $41.9 million in the predecessor period. The successor period includes the following:

•	Selling: the successor period reflects the addition of biokleen expenses.

•

General and administrative: the successor period includes accretion expense (non-cash) related to the deferred payment of consideration to the prior owner (Cortec), as well as the addition of expense resulting from the biokleen acquisition.

•	Transaction expenses: related to the acquisition of biokleen.

•	Amortization of acquired intangibles: related to the Acquisition and the subsequent acquisition of biokleen.

Interest Expense: Interest expense was $26.0 million in the successor period and $1.9 million in the predecessor period. The successor period includes interest on the Credit Agreement entered into in conjunction with the Acquisition. The credit agreement provides a term loan in the amount of $355 million, a delayed draw term loan of $50 million, a Revolving Credit Facility of $35 million, and up to $5 million in available letters of credit. An incremental term loan of $56.4 million was added in conjunction with the acquisition of Green Gobbler.

The Company’s weighted average debt balance was $357.6 and $105.8 million during the successor period ended December 31, 2019 and predecessor period ended March 25, 2019, respectively. The weighted average interest rate was 7.98% and 7.21% during the successor period ended December 31, 2019 and the predecessor period ended March 25, 2019, respectively.

Income Tax Expense (Benefit): Income tax benefit was $5.3 million in the successor period and $6.3 million in the predecessor period. The effective tax rate was (23)% and (25)% during the successor period ended December 31, 2019 and predecessor period ended March 25, 2019, respectively. The difference between the statutory rate and the effective tax rate during the successor period ended December 31, 2019 is primarily due to a state income tax benefit, which was partially offset by the non-deductibility of the accretion of non-contingent consideration. The difference between the statutory rate and the effective tax rate during the predecessor period ended March 25, 2019 is primarily due to a state income tax benefit, which was partially offset by the non-deductible transaction costs and stock-based compensation.

Adjusted EBITDA: Adjusted EBITDA was $41.4 million in the successor period and $10.8 million in the predecessor period. The successor period included the addition of biokleen and further sales growth across all business segments.

Segment Discussion

Management uses segment gross margin to analyze performance of the Company at the segment level. Segment gross margin is defined as gross margin, excluding purchase accounting-related adjustments. Accordingly segment gross margin excludes amortization of intangible assets and inventory write ups.

Segment Net Sales and Gross Margin

	Successor		Predecessor
(in thousands)	Nine months ended September 30, 2020	March 26, 2019 through September 30, 2019	January 1, 2019 through March 25, 2019
Net sales
Consumer	$164,021	$65,923	$26,857
Commercial	51,396	35,984	16,754

Total net sales	215,417	101,907	43,611

Segment gross margin
Consumer	67,822	25,761	10,431
Commercial	25,953	20,258	8,327

Total segment gross margin	$93,775	$46,019	$18,758

Consumer

	Successor		Predecessor
(in thousands)	Nine months ended September 30, 2020	March 26, 2019 through September 30, 2019	January 1, 2019 through March 25, 2019
Net sales	$164,021	$65,923	$26,857
Segment gross margin	67,822	25,761	10,431

Segment Net Sales. Consumer’s total segment net sales increased from $65.9 million and $26.9 million for the successor period ended September 30, 2019 and predecessor period ended March 25, 2019, respectively, to $164.0 million for the nine months ended September 30, 2020. Strong growth coming into 2020 was further accelerated by the COVID-19 pandemic coupled with the Green Gobbler and biokleen acquisitions. Excluding acquisitions, the base business grew 23%, with double-digit gains across all brands and formats within the consumer product portfolio. Sales across the segment’s customer base was strong in all channels, with minimal disruption due to COVID-19-driven temporary closures. Sales in the e-commerce channel benefited greatly from an increase in purchases online as consumers were spending more time at home during the COVID-19 pandemic.

Segment Gross Margin. Consumer’s total segment gross margin increased from $25.8 million (39% of net sales) and $10.4 million (39% of net sales) for the successor period ended September 30, 2019 and predecessor period ended March 25, 2019, respectively, to $67.8 million (41% of net sales) for the nine months ended September 30, 2020. The increase was due to the growth in sales and favorable channel and product mix. The segment also benefited from the early success of our supply chain cost savings initiative in 2020.

	Successor	Predecessor
(in thousands)	March 26, 2019 through December 31, 2019	January 1, 2019 through March 25, 2019
Net sales	$98,980	$26,857
Segment gross margin	37,148	10,431

Segment Net Sales. Consumer segment net sales was $99.0 million in the successor period and $26.9 million in the predecessor period. The successor period includes the acquisition of biokleen sales and further expansion of the base business.

Segment Gross Margin. Consumer segment gross margin was $37.1 million (38% of net sales) in the successor period and $10.4 million (39% of net sales) in the predecessor period. The successor period includes the addition of biokleen and the growth in the base business.

Commercial

	Successor		Predecessor
(in thousands)	Nine months ended September 30, 2020	March 26, 2019 through September 30, 2019	January 1, 2019 through March 25, 2019
Net sales	$51,396	$35,984	$16,754
Segment gross margin	25,953	20,258	8,327

Segment Net Sales. Commercial segment net sales went from $36.0 million and $16.8 million for the successor period ended September 30, 2019 and predecessor period ended March 25, 2019, respectively, to $51.4 million for the nine months ended September 30, 2020. The reduction in sales was due to decreased demand for specialty beverage cleaning products, with the COVID-19 pandemic driving temporary closures across many of the Foodservice outlets served by the business. Partially offsetting the decline was growth in healthcare, primarily as a result of growing demand for disinfectants.

Segment Gross Margin. Commercial segment gross margin went from $20.3 million (56% of net sales) and $8.3 million (50% of net sales) for the successor period ended September 30, 2019 and predecessor period ended March 25, 2019, respectively, to $26.0 million (50% of net sales) for the nine months ended September 30, 2020. The decrease was due to reduction in sales, while the gross margin percentage declined primarily due to a mix shift in healthcare to the lower margin private label business.

	Successor	Predecessor
(in thousands)	March 26, 2019 through December 31, 2019	January 1, 2019 through March 25, 2019
Net sales	$52,953	$16,754
Segment gross margin	29,050	8,327

Segment Net Sales. Commercial segment net sales was $53.0 million in the successor period and $16.8 million in the predecessor period. The successor period reflects continued growth for specialty beverage and healthcare cleaning products.

Segment Gross Margin. Commercial segment gross margin was $29.1 million (55% of net sales) in the successor period and $8.3 million (50% of net sales) in the predecessor period. The successor period includes the impact of further growth in the specialty beverage and healthcare business coupled with a favorable shift in mix away from private label healthcare.

Supplemental Unaudited Pro Forma Financial Information

Basis of Preparation

Our supplemental unaudited pro forma statement of loss for the nine months ended September 30, 2019 is presented below. The supplemental unaudited pro forma statement of loss has been derived from and should be read in conjunction with the unaudited statement of loss for the periods January 1, 2019 through March 25, 2019 (Predecessor), and March 26, 2019 through September 30, 2019 (Successor).

The supplemental unaudited pro forma statement of loss was prepared in accordance with Article 11 of Regulation S-X. Management believes the unaudited pro forma information provides a meaningful comparison of operating results; however, it should not be viewed as a substitute for the historical financial results of the Predecessor and the Successor. The supplemental unaudited pro forma statement of financial information gives pro forma effect to events that are (i) directly attributable to the Acquisition and (ii) factually supportable. The supplemental unaudited pro forma financial information does not give effect to the acquisitions of biokleen and Green Gobbler.

The supplemental unaudited pro forma financial statement of loss gives effect to the Acquisition as if it occurred on January 1, 2019. The supplemental unaudited pro forma statement of loss has been prepared for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized had the Acquisition occurred as of the date indicated. In addition, future results may vary significantly from those reflected in the supplemental unaudited pro forma statement of loss and should not be relied on as an indication of any of our future results of operations. The supplemental unaudited pro forma statement of loss does not reflect any additional costs that may arise from being a public company or the realization of any expected cost savings, operating efficiencies or other synergies that may result from the Acquisition.

The supplemental unaudited pro forma statements of loss should be read in conjunction with “Capitalization,” “Selected Historical Consolidated Financial Data,” “Certain Relationships and Related Person

Transactions,” “Description of Certain Indebtedness” and the audited Predecessor and Successor financial statements and related notes and other financial information included elsewhere in this Prospectus.

Supplemental Unaudited Pro Forma Financial Information

	Successor	Predecessor
(in thousands)	March 26, 2019 through September 30, 2019	January 1, 2019 through March 25, 2019	Pro forma adjustments	Pro forma nine months ended September 30, 2019
Net sales	$101,907	$43,611	$—	$145,518
Cost of goods sold(1)	64,116	25,210	1,087	90,413

Gross margin	37,791	18,401	(1,087)	55,105
Operating expenses
Selling	12,571	5,336	—	17,907
General and administrative(1)	6,863	3,681	(36)	10,508
Transaction expenses	1,132	29,341	—	30,473
Amortization of acquired intangibles(1)	15,084	3,540	3,120	21,744

Total operating expenses	35,650	41,898	3,084	80,632

Income (loss) from operations	2,141	(23,497)	(4,171)	(25,527)
Interest expense(2)	17,697	1,865	5,825	25,387

Income (loss) before income tax expense (benefit)	(15,556)	(25,362)	(9,996)	(50,914)
Income tax expense (benefit)(3)	(3,371)	(6,282)	2,099	(7,554)

Net loss	(12,185)	(19,080)	(12,095)	(43,360)

Basic and diluted loss per share	$(40.99)			$(67.02)
Weighted average shares of common stock-Basic and diluted	297.25			297.25
Adjusted EBITDA	$29,969	$10,787		$40,756

Adjustments to the Nine Months Ended September 30, 2019 Unaudited Pro Forma Statement of Loss

(1)

Adjustment to depreciation and amortization as a result of the change in basis of property and equipment and definite-lived intangible assets to their fair value associated with the Acquisition. Property and equipment is depreciated over useful lives ranging from one to thirty-nine years. Definite-lived intangible assets are amortized over useful lives ranging from ten to fifteen years.

(2)

Adjustment to reflect the net effect of (i) elimination of the Predecessor’s historical interest expense related to notes, loans, and other debt that was repaid at the time of the Acquisition and (ii) Successor’s new financing arrangements, which include a $355 million term loan and a $50 million delayed draw term loan.

(3)	Represents the income tax impact of the pro forma adjustments, estimated at a statutory tax rate.

Comparison of Results of Operations for the Audited Nine Months Ended September 30, 2020 and the Unaudited Pro Forma Nine months Ended September 30, 2019

(in thousands)	Nine months ended September 30, 2020	Pro Forma nine months ended September 30, 2019
Net sales	$215,417	$145,518
Cost of goods sold	125,732	90,413

Gross margin	89,685	55,105
Operating expenses:
Selling	31,677	17,907
General and administrative	31,123	10,508
Transaction expenses	3,598	30,473
Amortization of acquired intangibles	24,799	21,744

Total operating expenses	91,197	80,632

Income (loss) from operations	(1,512)	(25,527)
Interest expense	27,396	25,387

Income (loss) before income tax expense (benefit)	(28,908)	(50,914)
Income tax expense (benefit)	(8,985)	(7,554)

Net loss	(19,923)	(43,360)

Net sales: Net sales increased from $145.5 million for the pro forma nine months ended September 30, 2019 to $215.4 million for the nine months ended September 30, 2020. Strong growth coming into 2020 was further accelerated by the COVID-19 pandemic coupled with the Green Gobbler and biokleen acquisitions. Healthcare products additionally experienced accelerated growth due to COVID-19. Excluding acquisitions, the base business grew by 14% in the nine months ended September 30, 2020 compared to the same period in 2019. The consumer segment led the way with growth of 23%, while the commercial segment declined by 1% due to COVID-19-driven temporary closure of restaurants, coffee shops, cafes, microbreweries and brewpubs.

Cost of goods sold: Cost of goods sold increased from $90.4 million for the pro forma nine months ended September 30, 2019 to $125.7 million for the nine months ended September 30, 2020. The increase was due to the higher sales volume.

Gross Margin: Gross margin increased from $55.1 million (38% of net sales) for the pro forma nine months ended September 30, 2019 to $89.7 million (42% of net sales) for the nine months ended September 30, 2020. The increase was driven primarily by the growth in consumer and healthcare combined with the acquisitions. The gross margin percentage in the most recent period grew as a result of favorable product and channel mix coupled with gains made from the implementation of our supply chain cost savings initiative. Additionally, purchase accounting adjustments totaling $6.1 million expensed in the pro forma nine months ended September 30, 2019 had a 5-point negative impact on gross margin in the pro forma 2019 period. In the nine months ended September 30, 2020, purchase accounting adjusted negatively impacted gross margin by $0.7 million.

Operating Expenses: Operating expenses increased from $80.6 million for the pro forma nine months ended September 30, 2019 to $91.2 million for the nine months ended September 30, 2020. The increase was primarily due to the following:

•	Selling: inclusion of the biokleen and Green Gobbler acquisitions, volume-driven cost increases in commissions and increased investment in digital advertising.

•

General and administrative: one-time costs including consulting fees in support of a major supply chain costs savings initiative and strategy development, COVID-19 premium pay for essential workers, recruiting costs for new positions in support of business growth, market research costs for an extensive consumer study, and accretion expense (non-cash) related to the deferred payment to prior owner (Cortec); ongoing costs including compensation increases for growth-driven new positions, management fees, and general inflation.

•	Transaction expenses: transaction costs primarily associated with the Green Gobbler acquisition.

•	Amortization of acquired intangibles: the Acquisition and the subsequent acquisitions of biokleen and Green Gobbler.

Interest Expense: Interest expense increased from $25.4 million for the pro forma nine months ended September 30, 2019 to $27.4 million for the nine months ended September 30, 2020 due to the higher debt level in the current year period.

Income tax expense (benefit): Income tax expense (benefit) increased from $(7.6) million for the pro forma nine months ended September 30, 2019 to $(9.0) million for the nine months ended September 30, 2020. The increase was primarily due to a higher state income tax benefit related to the Green Gobbler acquisition in the nine months ended September 30, 2020.

Liquidity and Capital Resources

Our sources of liquidity for the future are expected to be our existing cash and cash equivalent resources, and cash flows from operations. In addition to our cash and cash equivalents and availability under our loans, as of September 30, 2020, we had $35 million available for drawing under our Revolving Credit Facility. Principal is due in quarterly installments of 0.25% of the principal amount of the Term Loans, with the remaining amount payable on the maturity date, March 26, 2026. During the first two years following entry into the Credit Agreement, any voluntary prepayments of the Term Loans are subject to a prepayment penalty. This penalty is 2.00% of the principal prepaid prior to the first anniversary of the closing date and 1.00% if made after the first anniversary of the closing date. The interest rate on the Term Loans was 6.25% at September 30, 2020.

The Revolving Credit Facility provides for maximum borrowings up to $35 million. The Revolving Credit Facility requires an unused facility fee that ranges from 0.25% to 0.75%, depending on the consolidated senior secured net leverage ratio. The Revolving Credit Facility has provision for up to $5 million of letters of credit, which when issued reduce the borrowing availability of the Revolving Credit Facility. At December 31, 2019 there was an outstanding letter of credit of $0.2 million. There was no borrowing against the Revolving Credit Facility as of September 30, 2020 and $0.2 million in outstanding letters of credit. Maturity for the Revolving Credit Facility is the sixth anniversary of the entry into the Credit Agreement, which is March 26, 2025. The maturity date for the Term Loans is March 26, 2026.

With the net proceeds from this offering, we intend to (i) repay in full the approximately $46.8 Deferred Payment Obligations and (ii) repay a portion of our Term Loans. We do not anticipate using the net proceeds of the offering to materially increase cash on our balance sheet. As a result of repaying our Term Loans, we do not expect to incur material prepayment penalties.

We have entered into a TRA with the Pre-IPO Holders that provides for the payment by us to our Pre-IPO Holders of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change of control) as a result of certain of our tax assets in existence immediately prior to this offering. The term of the TRA, which includes a 15 year horizon, commenced on December 31, 2020 and will continue until all relevant tax benefits have been utilized or have expired. While the actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future, we expect that during the term of the TRA, the payments that we make will be material. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefits subject to the TRA, we would expect that future payments under the TRA will aggregate to approximately $60 million. The foregoing number is merely an estimate and the actual payments could differ materially. We expect to fund these payments using cash on hand and cash generated from operations. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

We believe that our cash flows from operations and existing available cash and cash equivalents, together with our other available external financing sources, will be adequate to fund our operating and capital needs for at least the next 12 months. This assessment is a forward-looking statement and involves risks and uncertainties. Our actual results could vary as a result of, and our future capital requirements, both near-term and long-term, will depend on, many factors, including the economic effects of the COVID-19 pandemic, future acquisitions, and supply chain capacity requirements. We may in the future enter into arrangements to acquire or invest in complementary businesses, which could decrease our cash and cash equivalents and increase our cash requirements. As a result of these and other factors, we could use our available capital resources sooner than expected and may be required to seek additional equity or debt. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, and financial condition would be adversely affected.

We are currently in compliance with the covenants under the requirements of our debt agreement, and we expect to remain in compliance with our covenants. Our future operating performance and our ability to service or refinance our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control. We may from time to time seek to issue additional indebtedness depending on market conditions, our liquidity requirements and other considerations.

Historical Cash Flows

The following table discloses our cash flows for the periods presented:

	Successor		Predecessor
(in thousands)	Nine months ended September 30, 2020	March 26, 2019 through December 31, 2019	January 1, 2019 through March 25, 2019
Net cash provided by operating activities	$8,990	$20,242	$7,297
Net cash used in investing activities	(97,549)	(636,187)	(126)
Net cash provided by financing activities	89,052	630,734	—

Increase in cash and cash equivalents	$493	$14,789	$7,171

Cash provided by operating activities

Net cash provided by operating activities was $9.0 million, $20.2 million and $7.3 million during the nine months ended September 30, 2020, the successor period ended December 31, 2019 and predecessor period ended March 25, 2019, respectively. These amounts and movement were primarily attributable to higher levels of accounts receivable and inventory at September 30, 2020 compared to prior periods, partially offset by higher accounts payable balances.

Cash used in investing activities

Net cash used in investing activities was $97.5 million, $636.2 million and $0.1 million during the nine months ended September 30, 2020, the successor period ended December 31, 2019 and predecessor period ended March 25, 2019, respectively. The activity in the nine-months ended September 30, 2020 is primarily driven by the Green Gobbler acquisition in February 2020 ($95.0 million). Capital expenditure in the period was $2.5 million, including $0.3 million for automated bundling equipment to support the e-commerce business. During the successor period ended December 31, 2019, investing activities are primarily driven by cash outflows of $634.4 million related to the Acquisition on March 26, 2019 as well as cash spent on the biokleen acquisition.

Cash provided by financing activities

Net cash from financing activities was $89.1 million, $630.7 million and $0 million during the nine months ended September 30, 2020, the successor period ended December 31, 2019 and predecessor period ended March 25, 2019, respectively. During the nine months ended September 30, 2020, borrowings included a $35 million draw on the Revolving Credit Facility which was fully repaid during the same period, and $99 million of additional borrowings to finance the Green Gobbler acquisition. During the successor period ended December 31, 2019, cash from financing activities included borrowings of $355 million upon the Acquisition on March 26, 2019 as well as additional borrowings of $7.4 million to finance the biokleen acquisition, offset by $2.7 million of repayments. Cash inflows during the period also include $282.6 million from proceeds received upon the issuance of common stock resulting from the Acquisition.

Contractual Obligations and Commitments

The following table summarizes our material contractual obligations as of September 30, 2020, on a historical basis:

(in thousands)	Total	Remainder of 2020	2021	2022	2023	2024	2025 and thereafter
Long-term debt(1)	$455,506	$1,139	$4,527	$4,482	$4,437	$4,393	$436,528
Deferred consideration(2)	45,000	—	—	45,000	—	—	—
Operating leases	8,634	645	2,220	2,331	2,340	1,098	—

Total contractual obligations(3)	$509,140	$1,784	$6,747	$51,813	$6,777	$5,491	$436,529

(1)

Includes future principal payments on long-term debt through the scheduled maturity dates thereof. Long-term debt is discussed in Note 8—Revolving line of credit and long-term debt to our consolidated financial statements included elsewhere in this prospectus. Interest incurred on our indebtedness is based on our borrowing levels, changes in the variable interest rates, and the margin we pay over those interest rates. As such, we are unable to quantify our future interest obligations. Therefore no amounts have been included in the above table.

(2)

Represents deferred consideration liability due to previous owners on the third anniversary of the Acquisition. We expect to use a portion of the proceeds from this offering to repay this obligation in full.

(3)	This table does not include obligations where payment amounts cannot be determined, or the timing is uncertain. The following payments are not included in this table:
•

We are required to make additional principal payments on its debt based on excess cash flow, as defined in the Credit Agreement as 50% of the excess of the greater of $5 million and 9% of consolidated EBITDA, which could fluctuate based on financial ratios, commencing with the period ending December 31, 2020.

•

The Green Gobbler APA includes deferred contingent consideration, which consists of two components. The first component is based off of Green Gobbler’s 2020 net sales, with a maximum payment of $15 million. The second component will be paid out upon a change of control, or if no change of control occurs, based on future revenue, and has no maximum value or expiration.

•

Under the TRA, we will be required to pay to the Pre-IPO Holders 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that are actually realized (or are deemed to realize in the case of an early termination payment by the Company, or a change of control) as a result of certain tax assets in existence immediately prior to this offering.

Off-Balance Sheet Arrangements

We had no material off-balance sheet obligations as of December 31, 2019 and September 30, 2020.

Critical Accounting Policies and Estimates

The methods, estimates, and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. Our most critical accounting estimates are those specific areas requiring the application of management’s estimates and judgments, including, among others, valuation assumptions of goodwill and intangible assets, useful lives of long-lived assets, sales incentives and income taxes. Accordingly, a different financial presentation could result depending on the judgments, estimates or assumptions that are used. The most critical accounting policies and estimates are those that are most important to the portrayal of our financial condition and results of operations and require us to make the most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. A summary of our significant accounting policies and use of estimates is contained in Note 1—Nature of Business and Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Our primary source of revenues is the sale of household cleaning products, branded beverage machine cleaning products and branded and private label detergents and disinfectants. Revenue is recognized when performance obligations are satisfied by transferring a promised good or service, an asset, to a customer. As asset is transferred to a customer when, or as, the customer obtains control over the asset. We have elected to account for all shipping and handling activities as fulfillment activities, and not as a separate performance obligation.

In most contracts, the transaction price is fixed. However, in certain contracts we offer our customers rebates, early payment discounts, or slotting fees, which represent variable consideration. For contracts that include variable consideration, we estimate the amount of variable consideration using the expected value method. Additionally, we apply the constraint and only includes the variable consideration in the transaction price to the extent that it is probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. We do not have material return or refund obligations. In certain contracts, slotting fees are paid by us to our customer (e.g., retailer) for product placement.

Our contracts with customers are comprised of purchase orders with standard terms and conditions. Transfer of control is assessed based on the use of the product distributed and the rights to payment for performance under the contract terms. Transfer of control and revenue recognition of substantially all of our sales occur at a point-in-time, upon shipment or delivery of product, which is when title, ownership and risk of loss pass to the customer and is based upon the applicable shipping terms. The shipping terms depend on the customer contract. Payment terms typically range from 30-60 days from the date of shipment.

Goodwill, Indefinite-Lived Intangible Assets and Long-Lived Assets

We test our goodwill and other indefinite-lived intangible assets for impairment annually unless there are indications during a different interim period that these assets may have become impaired. No impairments were identified as a result of our impairment review performed annually.

Goodwill

We have two reporting units. When assessing goodwill for impairment, we first assess qualitative factors to evaluate whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount or elect to bypass such assessment. If it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or we elect to bypass the qualitative assessment, management will perform a quantitative test by determining the fair value of the reporting unit. The estimated fair value of the reporting unit is based on a projected discounted cash flow model that includes significant assumptions and estimates, including the discount rate, growth rate, and future financial performance. Valuations of similarly situated public companies are also evaluated when assessing the fair value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then an impairment loss is recognized for the difference.

Intangible Assets

We have intangible assets, which include trademarks, customer relationships, formulas and a non-competition agreement. The intangible assets have lives that range from 6-15 years and amortization is recorded on a straight-line basis.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of such assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated during the life of those assets are less than the assets’ carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Long-lived assets include property and equipment and intangible assets. We have determined that there were no indications of impairment of long-lived assets at September 30, 2020.

Income Taxes

For the periods ended September 30, 2020, September 30, 2019 and December 31, 2019, we were subject to federal and state income tax on our corporate earnings. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates on the date of enactment.

We follow provisions of FASB guidance related to accounting for uncertainty in income taxes. We have not recorded a reserve for any tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. We file tax returns in all appropriate jurisdictions. As of September 30, 2020 and 2019, we had no liability for unrecognized tax benefits.

Recent Accounting Pronouncements

New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included in Note 1—Nature of Business and Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this prospectus. However, as an emerging growth company we are not required to adopt new accounting pronouncements until the private company deadlines.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to risks from fluctuations in commodity prices and interest rates in the ordinary course of our business. The following discussion provides additional information regarding market risks.

Interest Rate Risk

We are exposed to interest rate volatility for its borrowing under the Credit Agreement. Weighted average interest rates for Credit Agreement borrowings were 6.96% for the nine months ended September 30, 2019. We do not engage in hedging transactions to manage the variability of interest on variable-rate debt. Assuming consistent borrowing levels during the nine months ended September 30, 2020, a 1.0% change in interest rates would increase or decrease annual interest expense by approximately $3.5 million.

Commodity Prices

The primary raw materials used to manufacture our products are commodity chemicals, surfactants, plant-based extracts, acetic acids, bottles (high density polyethylene, polyethylene terephthalate) and corrugated fiberboard. We are exposed to commodity and other price risk principally from the purchase of commodity chemicals, natural gas, electricity, corrugated carton and diesel. We do not engage in commodity hedging transactions for raw materials. Significant increases in raw materials prices could negatively impact demand for our products and profitability.

Changes in Accountants

As a result of the Acquisition of our Company by the Sponsors in March 2019, Grant Thornton LLP (the “Former Auditor”) was no longer independent from us under the rules of the SEC applicable to public companies. As a result, the Former Auditor was dismissed as our independent registered public accounting firm. Our board of directors approved the dismissal of the Former Auditor on October 2, 2020.

The Former Auditor’s audit report on our consolidated financial statements for the fiscal years ended December 31, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2019 and 2018, and through the subsequent interim period on or prior to dismissal, (a) there were no “disagreements” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) between us and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in their reports on the financial statements for such years; and (b) there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

We provided the Former Auditor with a copy of the disclosures that we are making in this Registration Statement on Form S-1 prior to the time this Registration Statement was publicly filed with the SEC. We have requested that the Former Auditor furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein, a copy of which will be filed by amendment as Exhibit 16.1 hereto.

Effective October 2, 2020, our board of directors appointed Ernst & Young LLP as its new independent registered public accounting firm. During the fiscal years ended December 31, 2019 and 2018, and the subsequent interim period through September 30, 2020, neither we nor anyone acting on our behalf has consulted with Ernst & Young LLP with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Ernst & Young LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was either the subject of a “disagreement” or “reportable event” within the meaning of Item 304(a)(1) of Regulation S-K.

A LETTER FROM CHRIS BAUDER, CHIEF EXECUTIVE OFFICER

At PurposeBuilt Brands, we are proud to build cleaning and disinfection products that enhance the appearance, performance and protection of your valued surfaces, spaces and equipment. We develop and formulate products that are better for you, your family, your business and the environment by using safer, gentler ingredients and sustainable packaging and production processes. We build premium brands, including Weiman, Green Gobbler, Goo Gone and Urnex, that are valued by their users and are market leaders in their respective segments.

We have a proven track record of over 40 years of successive annual sales growth, and we believe that our vision of building better, safer cleaning solutions is highly relevant today and for the future. Emerging health and safety concerns have caused us to place greater importance on cleaning our homes, our offices and our businesses in order to improve the appearance and functionality of our surfaces and spaces, while keeping our families, pets, guests, employees and customers healthy. Our specialized products safely and effectively clean your most valuable surfaces, including everything from stainless steel appliances, granite countertops, cooktops and wood floors to leather seats, high-end coffee makers and operating room equipment. We continue to evolve and improve our products to meet our customers’ enhanced needs for cleaning, disinfection and protection. For example, we reformulated our well-known Weiman granite cleaner to kill 99.9% of germs, bacteria and viruses, including SARS-CoV-2 — the virus that causes COVID-19. We continue to see opportunities for us to disrupt the cleaning category by leveraging our formulation expertise and innovation capabilities to develop products to meet the current and future needs of our customers.

I joined the company in 2015 after spending more than three decades building and transforming consumer brands. I had big shoes to fill in succeeding the prior CEO, Carl DeMasi, who built the company for the previous 34 years and had grown sales each and every year. I am proud that I have accelerated our growth trajectory. We have enhanced our scale and generated robust cash flow, all while successfully re-investing to build our business and our brands for the long-term.

My team and I have continued to build upon the heritage of our legacy brands, and have successfully extended our portfolio by adding nine additional brands, including biokleen in 2019 and Green Gobbler in 2020. We have thoughtfully invested in innovation and domestic manufacturing, currently operating a state-of-the-art in-house research and development function and maintaining a national manufacturing footprint. We have strengthened our close, multi-decade relationships with trusted retail partners and formed new, valuable commercial partnerships. We have built and scaled a dedicated, in-house team to sell our products online, directly to consumers, via digital marketplaces and our own sites. We serve our customers wherever, however and whenever they want to shop.

We believe that operating with purpose, passion and creativity will ultimately benefit our employees, consumers, customers, suppliers, communities, stockholders and the environment.

PurposeBuilt Brands operates like a 79-year-old start-up and, to us, the journey is just beginning. We hope you join us as we begin this next chapter.

Chris Bauder

Chief Executive Officer

BUSINESS

Overview

Our Mission: We build cleaning and disinfection products that enhance the appearance, performance and protection of people’s valued surfaces, spaces and equipment

PurposeBuilt Brands is a high-growth portfolio of category-leading, efficacy-driven specialty cleaning and disinfection brands with a 40-year track record of successive annual sales growth. We create products that can be trusted to perform optimally on people’s valued surfaces, spaces and equipment and are formulated to be better for them, their families, their businesses and the environment. We acquired several of our brands in recent years.

We participate in the large, growing and attractive U.S. household and commercial cleaning markets—a total addressable market of over $21 billion with sustainable long-term growth. We are strategically aligned with several compelling secular trends including: increased prevalence of specialty surfaces in and around the home; an increased desire for environmentally friendly cleaners that do not sacrifice efficacy; and a growing preference to frequently disinfect surfaces for safety and peace-of-mind, which has been further bolstered by the COVID-19 pandemic.

We develop, grow and acquire premium, market-leading specialty cleaning and disinfecting brands that users trust. Our consumer specialty cleaning brands include Weiman, Goo Gone and Wright’s, all of which have #1 market shares in their respective categories. Our acquisitions of Green Gobbler and biokleen have enabled us to expand into high-growth, eco-friendly cleaning categories for in-and-around the home. Our leading commercial brands include Urnex, Five Star and Opti-Cide, which are focused on the growing specialty beverage and healthcare industries. We also leverage our agile state-of-the-art in-house R&D and manufacturing capabilities, coupled with a broad co-manufacturing network, to innovate, develop and launch specialized products rapidly with world-class efficacy, consistency and quality.

Our brands are available everywhere consumers shop, and we have a broad presence across both blue-chip retailers and the e-commerce landscape. Our products are available at over 475,000 points of sale at the largest national retailers across the home improvement, mass, hardware and grocery channels, and we are expanding in the discount, club and dollar store channels. We have an average relationship of over 20 years with our top blue-chip retail customers, including The Home Depot, Lowe’s, Walmart, Target, Ace Hardware and Publix. Our strong relationships have allowed us to extend our brands across multiple departments in a single store and bring additional brands to our existing retail partners. To complement our national retailer business, we have built a robust e-commerce presence through the scaling of a dedicated internal team that manages all facets of selling and fulfillment across the online ecosystem. Our e-commerce capabilities and broad presence have driven rapid growth across online marketplaces, such as Amazon, the e-commerce sites of our retail partners and our own direct-to-consumer brand websites.

We have driven robust organic growth through our broad distribution network, highly effective digital strategy and successful innovation, which have all been supported by our agile supply chain. We have complemented our organic growth by executing a disciplined and highly accretive M&A strategy, and we have successfully acquired and integrated six companies, which includes nine brands, since 2014. From the fiscal year ended December 31, 2018 to the fiscal year ended December 31, 2019 (which includes the predecessor period ended March 25, 2019 and the successor period ended December 31, 2019) to the 12 months ended September 30, 2020, our net sales grew from $175.9 million to $195.5 million to $265.4 million, and our net income (loss) decreased from $17.6 million to $(36.6) million then increased to $(25.2) million. From the fiscal year ended December 31, 2019 (which includes the predecessor period ended March 25, 2019 and the successor period ended December 31, 2019) to the 12 months ended September 30, 2020, our Adjusted EBITDA grew from $52.2 million to $62.7 million. In the fiscal year ended December 31, 2019 (which includes the predecessor period ended March 25, 2019 and the successor period ended December 31, 2019) and the 12 months ended September 30, 2020, we had an Adjusted EBITDA margin of 26.7% and 23.6%, respectively, in line with our best-performing peers. From the fiscal year ended December 31, 2018 to the 12 months ended September 30,

2020, excluding the impact of acquisitions, our net sales grew from $136.4 million to $168.7 million. The robust growth in net sales for the nine months ended September 30, 2020 was due mostly to increased demand for our consumer products, which was already experiencing strong growth that was further accelerated by the COVID-19 pandemic coupled with the Green Gobbler and biokleen acquisitions. Healthcare products additionally experienced accelerated growth due to COVID-19.

Adjusted EBITDA, Adjusted EBITDA margin and net sales, as adjusted to exclude the impact of acquisitions, are non-GAAP measures, which are used by management to evaluate our financial performance and for planning and forecasting purposes. See “Summary—Summary Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for reconciliations of these non-GAAP measures to the most directly comparable GAAP measures.

Industry Background

We participate in the large and growing consumer and commercial cleaning markets with a total addressable market of over $21 billion.

The Consumer Market for Cleaning Products is Large, Attractive and Growing

We operate in the highly attractive U.S. cleaning industry, which benefits from scale, strong growth dynamics and positive consumer demand trends. According to IRI, the household cleaning market generated total retail sales of approximately $17.0 billion in the 2020 LTM Period, up from approximately $12.5 billion in the 2017 LTM Period, representing a CAGR of 11%, and $13.2 billion in the 2019 LTM Period, representing 29% growth. The industry has also proven relatively stable during economic cycles due to the consumable nature and routine use of cleaning products.

We expect the U.S. consumer market for cleaning products will continue to grow at an increased rate over the long-term, in part as a result of the COVID-19 pandemic, which we believe has permanently changed consumer habits. Consumers are spending more time in their homes and placing greater importance on the comfort and cleanliness of their living spaces. In addition, consumers are renovating and upgrading their homes with the vision of socializing at home with family and friends more than they have previously done. We believe the increased focus on cleaning, sanitizing and disinfecting will remain at current elevated levels for the foreseeable future.

Our brands are strategically aligned with secular trends supporting continued growth in this market including a consumer shift to specialty cleaning products, a growing desire for eco-friendly products and a longer-term need for efficacious disinfection:

Specialty Cleaning: The specialty cleaning segment continues to grow as the prevalence of premium surfaces and appliances (such as stainless steel, granite and hardwood) increases across consumers’ homes and as consumers seek specialty cleaning products to care for those surfaces and appliances. U.S. home remodels and renovations grew at approximately 6% on a quarterly basis over 2018 and 2019. Our products address specialty cleaning needs for a majority of the top surfaces that were renovated in 2019. A consumer survey that we conducted showed that, across six different specialty surfaces, an average of approximately 35% of respondents reported using surface-specific cleaners, while an average of approximately 38% reported using either APCs or glass cleaners. We believe a majority of users of APCs are willing to switch to specialty products, which are formulated for maximum efficacy and protection of a specific surface, suggesting a large and growing market for the specialty cleaning category. We believe this willingness to switch is driven by the desire for the higher-performance efficacy that specialty products deliver relative to their APC counterparts. This combination of a growing base of installed premium surfaces and increasing switching behavior has driven growth in the specialty cleaning segment.

Eco-friendly: Consumers increasingly care about environmental sustainability and the potentially harmful ingredients in the products they use, which has driven demand for natural and organic products. Sales of the largest brands of eco-friendly cleaning products (excluding our brands), representing approximately two-thirds of sales in the category, have grown at a CAGR of 29% from the 2017 LTM Period to the 2020 LTM period, according to IRI. This sales growth is largely a result of increased distribution and higher consumer spend, with annual dollars per consumer increasing from $30 to $34 over the last three years for these representative brands. Longer term, the global green cleaning products market projects strong growth of 12% annually through 2029, according to industry research firm Prophecy Market Insights. Many eco-friendly brands lack the same level of efficacy as non-eco-friendly products. We believe consumers value both sustainability and performance, allowing brands such as Green Gobbler and biokleen, which combine efficacy with more sustainable ingredients and packaging, to significantly increase their market share in the eco-friendly cleaning space.

Disinfection: The consumer market for disinfection products has grown to $3.8 billion in the 2020 LTM Period with a historical CAGR of 15% since 2017. Recently, retail outlets across the home improvement, mass, hardware and grocery channels have experienced approximately 20% growth in sales of disinfection products, with variations across storefronts, as household penetration increases and per capita spend grows. Consumer habits appear to be deeply affected by COVID-19, which has increased the frequency of disinfecting and purchases of disinfection products. Changes in consumer behavior due to prior health crises, such as Ebola and H1N1, support that a new higher baseline for household penetration is set each time there is a health crisis, with growth for disinfection products continuing to accelerate after these crises. We believe the use of disinfection products will remain at current levels even after a COVID-19 vaccine is deployed.

The Commercial Healthcare and Specialty Beverage Cleaning Markets Are Sizeable and Expanding

Sales in the U.S. commercial cleaning market are estimated to be approximately $7.0 billion and growing in the market segments in which we operate. The addressable U.S. commercial cleaning market is comprised of three primary segments: healthcare, specialty beverage and janitorial and sanitation. We have historically focused our efforts on two of these segments, which are described below, though our disinfectant products are applicable in all three. While many commercial locations have been closed as a result of the global pandemic, market research shows that baseline institutional cleaning volumes are expected to increase by at least 10-20% over pre-COVID-19 levels as frequency of hand cleaning, sanitizing and surface cleaning ratchet up to safely open commercial centers.

Healthcare: The U.S. healthcare commercial cleaning market is estimated to be approximately $3.0 billion and is continuously expanding. The COVID-19 pandemic demonstrated the inconsistent sanitation protocols in the healthcare industry. For example, we believe that sanitation processes in hospital rooms missed about half of high-touch surfaces, largely driven by a lack of focus on cleaning and disinfection. The COVID-19 pandemic has expanded the use of disinfectants and increased awareness of the number of surfaces that must be cleaned. As healthcare operators strive to reduce infection spread within facilities, we believe that this transition will be permanent.

Specialty Beverage: The U.S. specialty beverage market, including coffee shops and craft beer brewing, is a large and growing category driven by at-home, take-away and in-store consumption, which is estimated to be approximately $1.0 billion in size. The number of Starbucks stores in the U.S. has increased from approximately 16,600 locations in 2017 to approximately 18,100 locations in 2019, representing a CAGR of 4.4%. U.S. single-cup coffee sales increased 6.9% for the 52-week period ended July 12, 2020, according to IRI, indicating that the pandemic has not abated coffee consumption, but rather shifted drinking to at-home versus on-premise locations. Craft brewing, the segment of the beer brewing market that we serve, also continues to expand, growing from approximately 4,800 craft breweries in 2015 to approximately 8,300 craft breweries in 2019, with craft beer production steadily growing at a 2% CAGR over the same period, according to the Brewers Association, an industry advocacy group in the U.S. Continuing innovation in the market has made it easier to brew coffee and beer at home, creating the need for more specialty cleaning products, such as products for single-serve coffee machines and small batch beer brewing. We believe the expansion of this market has contributed, and will continue to contribute, to growth in the specialty beverage segment of the U.S. commercial cleaning market.

Our Competitive Strengths

The following strengths differentiate PurposeBuilt Brands from our competitors and are critical to our continued success in growing our leading market position in U.S. specialty cleaning.

Market-Leading Portfolio of Efficacy-Driven, Specialty Cleaning Brands Aligned with Long-Term Secular Growth Trends

Our market-leading brand portfolio includes high-performance cleaning and disinfection products that clean and protect specialty surfaces across the consumer and commercial end-markets. As a market leader in specialty cleaning, we are well-positioned to capitalize on long-term secular growth trends, including trends in specialty cleaning, eco-friendly focused products and disinfection. We build our brands to be market leaders in their respective categories by using efficient consumer marketing and targeted innovation that deliver on our brands’ promises.

Specialty Cleaning. We are the leading player in the specialty cleaning category and continue to convert new customers from all-purpose cleaners to higher-quality, specialty cleaning products. Our products are formulated for maximum efficacy and the protection of specific surfaces. Additionally, our products are strategically aligned with long-term trends as consumers’ tastes in home designs and features result in a growing prevalence of specialty surfaces in and around the home. Based on sales, our largest brand, Weiman, is the #1 brand of surface-specific cleaning products for many of the high-use surfaces inside the home, including stainless steel, granite and glass cooktops, among others. Our other top specialty cleaning brands include Goo Gone (#1 brand of adhesive removers based on sales), Urnex (the #1 provider of coffee equipment cleaners based on sales), Five Star (we believe we are the #1 dedicated provider of beer equipment cleaners based on sales) and Wright’s (the #1 brand of cleaning products for specialty metal based on sales).

Eco-friendly. As consumers continue to desire environmentally friendly cleaners and cleaners containing natural or organic ingredients without sacrificing cleaning power, we are well-positioned to capitalize on this long-term trend. Our eco-friendly portfolio features Green Gobbler (offering drain clog removers, vinegar-based outdoor products and cleaners, among others) and biokleen (offering plant- and mineral-based cleaners), with these two brands representing 19.8% of our sales in the 12 months ended September 30, 2020. Additionally, we have leveraged our enhanced eco-friendly capabilities, including one R&D professional focused exclusively on eco-friendly formulations, to launch several eco-friendly line extensions for our other brands, as well as introduce new brands. For example, we recently launched biocaf, a new brand of plant- and mineral-based coffee equipment cleaners. We offer products with the EPA’s Safer Choice label, which is given to products that are leaders in safer products for consumers and the environment, under the Weiman, Goo Gone and biokleen brands. We were also recognized as a 2020 Safer Choice Partner of the Year by the EPA for our ability to formulate products with safer ingredients and by some of our forward-looking retail customers, such as Target, where we have their proprietary Target Clean icon on select SKUs.

Disinfection and Sanitization: Consumers and commercial businesses alike are increasingly prioritizing disinfection and seeking out more efficacious disinfectants. We have 15 EPA registrations for our disinfectant products (seven owned formulas and eight sub-registered formulas) and extensive R&D and regulatory resources and experience which enable us to formulate, manufacture and market a variety of disinfectant products. For example, our Opti-Cide branded products are EPA-registered, multiple-use surface disinfectants used by hospitals, health care providers and consumers to kill a broad spectrum of bacteria and organisms, including SARS-CoV-2—the virus that causes COVID-19, Hepatitis B, Hepatitis C, H1N1, norovirus and tuberculosis. We are strategically advantaged as one of the few hospital-grade disinfectants on the market that is both used in hospitals and available at retailers; for example, Opti-Cide MAX, which is available in liquid and wipe format, can eliminate SARS-CoV-2—the virus that causes COVID-19—with a contact time of just one minute compared to some competitor products that require up to ten minutes of product exposure. This formula is also effective against ESKAPE and ESKAPE MDRO organisms, which are resistant to commonly used antibiotics and commonly contribute to hospital-acquired infections. Additionally, we have leveraged our disinfecting capabilities to launch several disinfecting line extensions for our other brands, including Weiman and Gonzo Natural Magic.

A summary of our brand portfolio is below; our top six brands accounted for 82% of our sales in the 12 months ended September 30, 2020:

Commitment to Product Innovation, Supported by an Agile and Sustainable Manufacturing Platform

We have a proven track record of driving growth through focused product innovation. We leverage our agile state-of-the-art in-house R&D and manufacturing capabilities, coupled with a broad co-manufacturing network, to develop and launch specialized products with world-class efficacy, consistency and quality. Our nimbleness as an organization and ability to collaborate cross-functionally across our marketing, sales and supply chain teams allow us to quickly formulate and commercialize products in response to market demand.

Our in-house R&D team, including one chemist and 13 formulators, enables us to develop new cleaning formulations and innovations that rapidly address consumer needs and fill gaps in retailers’ portfolios. We regularly broaden our product assortment by introducing new product lines (such as reformulating our well-known Weiman granite cleaner to kill 99.9% of germs, bacteria and viruses, including SARS-CoV-2—the virus that causes COVID-19—on sealed stone surfaces), launching new packaging forms (such as wipes, triggers and aerosols across multiple products) and expanding our products into adjacent categories (such as creating a biokleen product for pet stains). Our cross-functional capabilities allow us to work closely with our retailers, customers and manufacturers to rapidly develop what our retailers and customers seek. For example, we recently collaborated with one of our top customers to create an oven and grill cleaner under the Weiman brand, specifically tailored to their consumers’ needs. Our targeted innovations have a high track record of success with a demonstrated ability to drive incremental revenue growth across the portfolio. We have developed approximately 200 in-house, proprietary formulations across our consumer and commercial businesses and, since 2016, introduced over 200 new SKUs. Additionally, we have over 120 new SKUs in development across our business.

Our agile manufacturing base and supply chain enable us to quickly commercialize new products and provide capacity to support our growth. We operate two manufacturing facilities and three distribution facilities. We also strategically utilize an outsourced manufacturing and distribution network to supplement our owned supply chain capabilities. We have long-term relationships with our contract manufacturers and suppliers, with an average relationship of 12 years and no single vendor representing more than 15% of total purchases. Our manufacturing facilities support a broad range of formats, including liquid filling, powders and tablet compression. Since mid-2020, we have increased our production capacity by 40% to meet the step function increase in consumer demand, which allowed us to control product quality, assume reliability of supply and protect our intellectual property. Our average run-rate total units produced per week increased over 160% in July and August 2020 compared with July and August 2019 and over 225% in November 2020 compared with November 2019. This nimble, end-to-end supply chain network allows for targeted and effective innovation and also has significant capacity for growth through our network of partners. We believe our scalable manufacturing base will enable our continued growth and provide operating leverage to expand our profit margin in incremental sales.

Additionally, we operate with a full commitment to sustainability across our products, packaging and manufacturing footprint. For example, approximately 70% of our total packaging is fully or partially recyclable. We removed more than 20 tons of polyvinyl chloride out of our waste stream in 2019 and have initiatives in place to remove another 70-80 tons by April 2021. Through our sustainability efforts, we also reduced 25.8 metric tons of CO2 released annually and reduced our wastewater by 56% over the last two years.

Broad Retail Distribution Complemented by Scaled E-Commerce Capabilities and Select Commercial Partners

We ensure our brands are available everywhere our consumers shop. By combining our strong, scaled relationships with leading blue-chip retailers and commercial partners and our effective e-commerce strategy, we are well-positioned to achieve successful omni-channel distribution. Our multiple channels are mutually beneficial and allow for faster expansion as we are able to test products online and leverage our strong online ratings and reviews when selling into our retail partners, securing more shelf space and allowing us to extend our brands across multiple aisles and departments. Currently, only 37% of consumer sales occur in tracked channels with untracked channels (such as e-commerce and home improvement, which are not tracked by traditional consumer sales data companies) growing at a much faster rate than tracked channels.

Retail Distribution. We have longstanding relationships with the largest national retailers across the home improvement, mass, hardware and grocery channels, among others. Our products are available at over 475,000 points of sale in the U.S., including national distribution with many of our leading customers. Our top retail customers include The Home Depot, Lowe’s, Walmart, Target, Ace Hardware and Publix, with which we have an average relationship of over 20 years. We believe these relationships provide us with unique insights that enable us to customize and augment our portfolio with specialty cleaning products, including line extensions and new forms that resonate with their consumers’ long-standing needs. For example, our Weiman brand’s growth across the home improvement and hardware channel has been supported by its ability to meet the specific needs of their retail consumers. Our strong retail relationships have supported our ability to extend our brands, which enables us to secure shelf space in multiple departments in a single store and to bring additional brands to our existing retail partners. Our commitment to quality products tailored to consumer needs supports higher category sales for our partners and has engendered strong loyalty for our brands.

Our strong retail relationships have supported our ability to extend our brands which enables us to secure shelf space in multiple departments in a single store and to bring additional brands to our existing retail partners.

For example, one of our top home improvement customers currently sells eight of our brands across five different merchandise departments. Our most recent acquisition, biokleen, was introduced by us into that same store base in 2020.

Graphics of our brands’ broad footprint across illustrative home improvement and mass stores are below:

Illustrative Home Improvement Store	Illustrative Mass Store

E-Commerce. We recognize that consumers are increasingly shopping online and, equally important, a majority of them conduct research online before making a purchase. We therefore view our presence on online marketplaces such as Amazon, the e-commerce sites of our retail partners and our own direct-to-consumer brand websites as strategically important. In January 2018, PurposeBuilt established an internal team to manage its e-commerce and digital business to take advantage of upside opportunities across online channels and to foster stronger direct consumer relationships. Our dedicated cross-discipline in-house team manages all facets of selling and fulfillment across Amazon, retailer partner sites and owned direct-to-consumer sites, including oversight of advertising, consumer relations and digital content creation. Our net sales in this channel have grown substantially since 2017, making up more than a fifth of our net sales in the nine months ended September 30, 2020. In addition, we have built a significant amount of trust and brand advocacy with consumers via our online product ratings and reviews, which generate a flywheel for continued purchases and also offer an increasingly important validation point for brick-and-mortar retailers as they optimize their shelf assortment. Twenty-three of our products are either best sellers or Amazon’s Choice within their categories, and our products have garnered over 125,000 five-star reviews on Amazon. Our robust online presence also allows us to increase our brand awareness among new buyers, particularly among younger consumers, who are discovering our brands online and offer the largest lifetime value for conversion. Our e-commerce infrastructure has also been designed to allow for streamlined integration of acquired brands. This allowed for faster realization of cost saving synergies and upside sales potential across digital marketplaces for both the biokleen and Green Gobbler acquisitions.

Commercial Customers. We have long-standing relationships with our commercial customers across large and growing end-markets, including coffee shops, restaurants, convenience stores, hospitals, dental offices, long-term care providers, offices, hotels and craft breweries. We partner with end users, including Starbucks, Panera Bread, 7-Eleven, Northwestern Medicine and Cleveland Clinic, and equipment manufacturers like Keurig, OXO, Ninja and S’Well to develop customized cleaning and disinfection products to meet our customers’ needs. For example, we worked with a large coffee chain to develop a custom cleaning tablet and co-develop their cleaning protocol in conjunction with their equipment manufacturer for their latest global machine rollout. Additionally, we collaborate with large convenience store chains to develop cleaning solutions for their specific equipment requirements, as well as develop training materials and point of display instructions to help store personnel ensure proper cleaning protocols in-store.

Successful Track Record of, and Disciplined Approach to, Acquisitions

We have a successful track record of sourcing, executing and integrating acquisitions. Given our scale and breadth of capabilities, we are well-positioned to be an active consolidator in the fragmented specialty cleaning industry in which we operate. We have a disciplined and proven approach to executing value-accretive acquisitions. Our process is to:

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identify complementary, adjacent products and categories and target leading brands with highly efficacious products that increase our exposure to key industry mega trends including specialty cleaning, eco-friendly cleaning and disinfection;

•	engage in bilateral negotiations with the brand owners;

•	purchase brands at attractive synergized valuations;

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integrate acquired brands through our established IMO process to drive operational efficiencies and other cost savings by leveraging our manufacturing capabilities, supply chain and ability to absorb select selling, general and administrative expenses; and

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profitably scale acquired brands by expanding distribution across the physical retail and e-commerce channels in which we operate, optimizing digital capabilities and introducing new line extensions and innovation.

We have acquired and successfully integrated six companies, which includes nine brands, since 2014. Our rigorous integration process has driven a weighted-average post-synergy multiple of 8.7x for these six acquisitions, net of tax assets. Most recently, we acquired Green Gobbler in February 2020 and in the first seven full months of our ownership, from March 1, 2020 to September 30, 2020, net sales increased by 75.5% compared to the same period in 2019, and we realized meaningful cost savings. Our rapid and effective integration focused on: significantly expanding retail distribution to over 6,000 additional retail locations; optimizing the brand’s e-commerce presence; increasing production capacity and efficiency by moving production in-house and to co-manufacturers and absorbing selling, general and administrative expenses. We were named “Category Captain in Plumbing” by one of our top customers, the largest home improvement retailer in the U.S., in recognition of our expanded capabilities in the drain cleaning category as a result of our acquisition of Green Gobbler.

We believe our ability to identify, evaluate, integrate and scale acquisitions will continue to create substantial value for our company.

Attractive Growth Profile with Strong Margins and Cash Flow Generation

We have a proven track record of over 40 years of successive annual sales growth, demonstrating our resiliency through economic cycles. We have driven robust organic growth through our broad distribution network, highly effective digital strategy and successful innovation, which have all been supported by our agile supply chain. We have complemented our organic growth by executing a disciplined and highly accretive M&A strategy, and we have successfully acquired and integrated six companies, which includes nine brands, since 2014. From the fiscal year ended December 31, 2018 to the fiscal year ended December 31, 2019 (which includes the predecessor period ended March 25, 2019 and the successor period ended December 31, 2019) to the 12 months ended September 30, 2020, our net sales grew from $175.9 million to $195.5 million to $265.4 million, and our net income (loss) decreased from $17.6 million to $(36.6) million then increased to $(25.2) million. From the fiscal year ended December 31, 2019 (which includes the predecessor period ended March 25, 2019 and the successor period ended December 31, 2019) to the 12 months ended September 30, 2020, our Adjusted EBITDA grew from $52.2 million to $62.7 million. In the fiscal year ended December 31, 2019 (which includes the predecessor period ended March 25, 2019 and the successor period ended December 31, 2019) and the 12 months ended September 30, 2020, we had an Adjusted EBITDA margin of 26.7% and 23.6%, respectively, in line with our best-performing peers. From the fiscal year ended December 31, 2018 to the 12 months ended September 30, 2020, excluding the impact of acquisitions, our net sales grew from $136.4 million to $168.7 million. The robust growth in net sales for the nine months ended September 30, 2020 was due mostly to increased demand for our consumer products, which was already experiencing strong growth that was further accelerated by the COVID-19 pandemic coupled with the Green Gobbler and biokleen acquisitions. Healthcare products additionally experienced accelerated growth due to COVID-19.

We are able to operate with minimal capital expenditures. Our net cash provided by operating activities was $7.3 million, $20.2 million, and $9.0 million for the predecessor period ended March 25, 2019, the successor period ended December 31, 2019 and the nine months ended September 30, 2020, respectively. We generated a total of $7.2 million, $18.4 million and $6.4 million in free cash flow for the predecessor period ended March 25, 2019, the successor period ended December 31, 2019 and the nine months ended September 30, 2020, respectively.

Adjusted EBITDA, Adjusted EBITDA margin, net sales, as adjusted to exclude the impact of acquisitions, and free cash flow are non-GAAP measures, which are used by management to evaluate our financial performance and for planning and forecasting purposes. See “Summary—Summary Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

Experienced, Proven Management Team

Our President and Chief Executive Officer, Chris Bauder, joined us in May 2015, and under his leadership, we have assembled a world-class management team that possesses an excellent track record of results. Mr. Bauder has over 35 years of industry experience and developed his skills at multi-national companies, including SC Johnson and Beam Suntory. Our senior management team is highly experienced, with an average of over 20 years of experience. Through their experiences, our senior management team members have developed skills in building brands, leading innovation, expanding distribution and e-commerce, making acquisitions and driving world-class operations. Over half of our senior management team has been with us for five years or more. We operate a high-performance team culture with a focus on candor and responsiveness to help the team succeed, make quick decisions and drive operational excellence. The combination of a talented team, strong culture and disciplined execution form the foundation of our success.

Our Growth Strategies

We believe we are well-positioned to continue to grow our business by employing the following strategies:

Grow Brand Presence and Awareness

Our marketing strategy focuses on driving awareness, trial and repeat purchase of our brands and products. We accomplish these goals through collaborative programs with our retailers and customers and a variety of consumer-

focused marketing tactics. On the consumer side of our business, our trade marketing programs are developed to inspire purchase of our products through feature and display programs with our retailer partners. Additionally, at times, we will offer a small price discount at shelf to incentivize purchase of multiple units and encourage product trial across our portfolio, as our highly complementary products (such as stainless steel, granite and leather cleaners) are usually shelved next to each other. We also invest in the premium look of our packaging, frequently using shrink sleeve labels, as a marketing vehicle to help us win at shelf. On the commercial side of our business, we gain exposure and credibility through our proud support of multiple industry events, such as our sponsorship of the World Barista Championship and our participation at the Craft Brewers Conference. Across our entire business, the majority of our marketing spend is within the digital space, where we leverage a variety of tactics to persuade new consumers to purchase our brands, stimulate product usage and encourage both repeat purchasing and cross-purchasing within our brand portfolio. We take a detailed analytical approach to our marketing spend and model our ROI in a very rigorous fashion. Our strategy has been to focus on digital tactics that drive conversion, such as search marketing, as they are more easily measurable and generally yield higher ROI.

As our business continues to scale, we see opportunities to take advantage of broader marketing tactics, including mass reach vehicles, where we can further drive brand awareness, while still maintaining our ROI discipline and guidelines. Our expansive presence on a variety of e-commerce marketplaces also serves an important role in driving recognition and preference for our brands. We are confident the brand listings on these marketplaces drive awareness, and the high ratings and reviews that our products earn validate purchase decisions for both consumers and retailers. We also believe strong consumer affinity for our brands generates high Net Promoter Scores and delivers value for us, as consumers serve as brand advocates via word-of-mouth and a plethora of social media channels.

Launch Additional Consumer- and Customer-Led Product Innovation

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Expand our core product assortment with new benefits and forms. Across our brand portfolio, we intend to expand our existing product offerings with new capabilities and enhancements. We believe there are opportunities to launch additional eco-friendly products and disinfectants within many of our existing brands as well as improve existing formulations, such as an upgraded wood formula for Weiman to include UV protection. We also plan to create new form varieties, including a broader assortment of cleaning wipes, triggers and aerosols, to further increase the convenience of our products for new cleaning occasions, such as away from home.

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Add new line extensions. We expect to expand our core product capabilities to include new surfaces, such as quartz, as well as natural line extensions into cleaning occasions within the same department, such as creating new products like Goo Gone graffiti removers. With our deep formulation expertise across multiple specialty cleaning applications and categories, we continuously listen to our consumers and collaborate with our retail partners to find and create new products that end users desire.

•

Grow into adjacent categories. We plan to broaden our portfolio by introducing new products in adjacent categories under our existing brands. Looking forward, there are several adjacent categories that are natural extensions of our current product portfolio, including the billion dollar pet and outdoor categories.

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Develop pipeline of breakthrough innovation. We intend to leverage our cross-functional team, including marketing and R&D and our in-house product development team with one chemist and 13 formulators, to develop new products in order to fulfill unmet or underserved consumer and customer needs. These innovations will position our brands for long-term success, such as through our differentiated Opti-Cide MAX medical-grade disinfecting formulation, which is available to both the commercial and consumer markets.

Expand Retail Distribution and Penetration

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Grow assortment and space allocation and enter new departments in existing retail channels. We intend to deepen our penetration with our existing retailers and customers by continuing to expand our product and brand assortment to win more shelf space and expand into adjacent departments within existing retail locations. Overall shelf space allocated to cleaning products is expected to increase, and we have the ability to take a disproportionate share. Even at our largest customers, our shelf space is only a small portion of the space allocated to cleaning products even though we have among the highest growth in the category. Our current penetration within existing retailers only represents a portion of applicable departments and our brands have the potential to expand into new departments, such as natural, outdoor, pet and automotive. As the leading specialty cleaning provider to our retail customers, we intend to continue to leverage our long-term relationships to further gain shelf presence over time.

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Expand distribution in white space opportunities. We have significant distribution whitespace, as we are currently in approximately 30,000 retail stores in the U.S. and believe there are thousands of additional stores in which our products could be sold. We believe the discount, club and dollar channels are attractive channels where our consumer brands will be positioned for success. On the commercial side, we expect to continue to expand our healthcare offerings in, for example, ambulatory facilities and the non-invasive medical care segments, as well as our specialty beverage offerings with opportunities across cideries and wineries.

Further Scale and Extend E-Commerce

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Grow online business, leveraging our dedicated in-house team. E-commerce remains a large opportunity for us across all of our brands. Our net sales in this channel have grown substantially since 2017, with this channel making up more than a fifth of our net sales in the nine months ended September 30, 2020. We are well-positioned to continue to deliver growth by further expanding our presence on Amazon, the e-commerce sites of our retail partners and our own direct-to-consumer brand websites. Our dedicated in-house team will continue to drive sales across these marketplaces, leveraging our expertise around product listings, digital content and advertising support on the platforms. Our high-quality, efficacious products garner strong ratings and reviews online, yielding positive momentum that results in not only higher traffic and sales for our products, but also a higher level of consumer awareness and trust for our brands.

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Expand internationally. We are leveraging the e-commerce channel to launch our products beyond North America. Given the portability of our products, we believe that we have significant opportunity to penetrate international markets, such as Europe and Asia.

Pursue Value-Accretive Acquisitions

We have successfully completed a number of acquisitions that have expanded PurposeBuilt Brands’ portfolio into what it is today – a powerful combination of category-leading, efficacy-driven specialty cleaning and disinfection brands. We will continue to selectively pursue value-enhancing acquisitions by leveraging our robust pipeline of targets and will employ our disciplined approach to focus on highly desirable targets that complement our existing portfolio and further improve our growth trajectory. We believe we are well-positioned as a buyer of choice. As a scaled participant in a fragmented market, we are an attractive acquirer given our ability to drive transformative value through additional product distribution, optimization of e-commerce and digital presence, innovation through brand extensions and the realization of meaningful cost synergies. Our dedicated in-house M&A team maintains a deep pipeline of companies with which they engage in regular dialogue and are frequently meeting new prospects. Our systematic approach, coupled with our proven integration expertise, makes us an attractive platform for adding new brands and will continue to create substantial value for our stockholders.

Drive Operational Excellence

We have built a nimble, quality-oriented supply chain with capacity to support future growth. We intend to grow our margins by pursuing additional cost saving opportunities and enhancing our product mix through margin-accretive innovation in our branded businesses across both the consumer and commercial end-markets.

We expect $7 million in annualized run-rate cost savings, with over $3 million in cost savings having already been realized from the start of our program in April 2020 through December 31, 2020 through a comprehensive strategic sourcing initiative on direct materials, a continuous improvement program driving annual operations productivity and transitioning transportation spend and operations to our transport management software company. We also expect to benefit from operating leverage as we scale the business, having recently invested in our facilities so that our footprint has the capacity to support our future growth.

Our Products

Our product portfolio includes high-performance specialty cleaning and disinfection products that clean and protect surfaces across the consumer and commercial end-markets. Our brands include:

Brand	Select Products	Description

Weiman

•  #1 brand of surface-specific cleaning products for many of the high-use surfaces inside the home, including granite and stone, stainless steel, leather, glass cooktop and wood furniture, among others (based on sales). Weiman is the 6th largest North American branded household cleaning products provider, with a premium position and dominant presence across multiple channels and departments within many retailers. Gross sales for the Weiman brand increased at a 17.5% compound annual growth rate (“CAGR”) between 2017 and the 12 months ended September 30, 2020.

Green Gobbler

•  Green, efficacious cleaning products including drain clog dissolvers, vinegar-based herbicide and outdoor products. Green Gobbler is a fast-growing brand that has expanded our portfolio into attractive, adjacent categories, including drain care and outdoor with its eco-friendly offering. We acquired Green Gobbler in February 2020 and in the first seven full months of ownership, from March 1, 2020 to September 30, 2020, net sales for the Green Gobbler brand increased by 75.5% compared to the same period in 2019.

Brand	Select Products	Description

Urnex

•  #1 provider of coffee equipment cleaners (based on sales) with leading products in specialty cleaning for coffee and espresso equipment. Urnex provides a comprehensive offering for commercial partners with cleaners for equipment, including espresso machines, milk systems, grinders, descalers and filters, among others.

Goo Gone

•  #1 brand of products dedicated to safely removing adhesives across the adhesive, stain remover, outdoor, automotive and paint categories, among others (based on sales). Gross sales for the Goo Gone brand increased at a 9.5% CAGR between 2017 and the 12 months ended September 30, 2020.

Opti-Cide

•  Hospital-grade products for disinfection, cleaning and safety with branded offerings that include multiple-use surface disinfectants used by both hospitals and health care providers, as well as at home, to kill a broad spectrum of bacteria and organisms, including SARS-CoV-2 — the virus that causes COVID-19, Hepatitis B, Hepatitis C, H1N1, norovirus, ESKAPE and tuberculosis. Gross sales for branded Micro-Scientific products increased at a 29.3% CAGR between 2017 and the 12 months ended September 30, 2020, with gross sales for branded Micro-Scientific products up 38% for the 10 months ended October 31, 2020 compared to the 10 months ended October 31, 2019.

biokleen

•  Eco-friendly brand offering cleaning products in the stain and odor remover, kitchen and laundry segments. Acquired in 2019, biokleen is a rapidly growing brand that has added to our presence in the eco-friendly category. Gross sales for the biokleen brand increased 30.9% for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.

Brand	Select Products	Description

Magic		• Specialty products for bathroom accessories, cleaners and repair solutions.

Gonzo Natural Magic		• Portfolio of odor removal and EPA-registered disinfection products. Gross sales for the Gonzo Natural Magic brand increased at a 26.3% CAGR between 2017 and the 12 months ended September 30, 2020.

Five Star		• We believe we are the #1 dedicated provider of specialty cleaning products to craft and home brewers (based on sales).

Wright’s		• #1 brand of cleaning products for specialty metals.

Stone Care International		• Portfolio of professional quality stone surface cleaners, polish, sealers and repair products.

Together, our top six brands, consisting of Weiman, Green Gobbler, Urnex, Goo Gone, Gonzo Natural Magic and biokleen, accounted for 82% of our sales during the 12 months ended September 30, 2020.

Our Operating Segments

We manage our operations in two reportable segments: Consumer and Commercial.

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Consumer. Our consumer segment generated $197 million in net sales for the 12 months ended September 30, 2020. Our consumer segment produces, markets and distributes over 50 formulations of branded specialty household cleaning products that address distinct cleaning needs within home, outdoor and other specialty cleaning categories. The brands are well-known throughout the U.S. and include Weiman, Green Gobbler, Goo Gone, Gonzo Natural Magic, biokleen, Magic, Wright’s and Stone Care International.

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Commercial. Our commercial segment generated $68 million in net sales for the 12 months ended September 30, 2020. Our commercial segment develops and manufactures beverage machine cleaning products, detergents and healthcare specific disinfectants. Our commercial brands include Urnex, Five Star and Micro-Scientific.

Our Customers

We ensure our brands are available everywhere our consumers shop and have a broad set of customers across both blue-chip retailers and the e-commerce landscape. Net sales to our largest customer, Walmart, was 12% of our consolidated net sales for the successor period ended December 31, 2019. No other individual customer accounted for 10% or more of our consolidated net sales for the successor period in the fiscal year ended December 31, 2019. In addition, a significant portion of our sales take place through online marketplaces and online retailers such as Amazon.

We have longstanding relationships with the largest national retailers across multiple retail channels, including home improvement, mass, hardware and grocery. Our top retail customers include The Home Depot, Lowe’s, Walmart, Target, Ace Hardware and Publix, with which we have an average relationship of over 20 years. We continue to grow these relationships. For example, between 2017 and 2020, our SKUs carried by each of Target, Walmart and Home Depot increased from 11 to 13 across one department, 27 to 35 across five departments and 70 to 90 across five departments, respectively. In addition, we have recently started to grow into the discount, club and dollar store channels.

Our retail sales team of 14 full-time employees manages major account relationships and leverages third-party representative groups for support. The representative groups primarily provide customer service and administrative support, including assistance with day-to-day account maintenance. We also sell many of our consumer products through online marketplaces with a dedicated in-house sales and customer service team that manages all facets of both selling and fulfilling on these platforms. Our marketplaces include Amazon, the e-commerce sites of our retail partners and our own direct-to-consumer brand websites.

We also have long-standing relationships with our commercial customers across large and growing end-markets, including coffee shops, restaurants, convenience stores, hospitals, dental offices, long-term care providers, offices, hotels and craft breweries. On the commercial sales front, we use a combination of direct selling resources, distributors and independent agents to drive sales across a broad array of customers. This approach includes technical selling resources to create specific solutions and educate end users. We partner with end users, including Starbucks, Panera Bread, 7-Eleven, Northwestern Medicine, Cleveland Clinic and Marriott, and equipment manufacturers like Keurig, Thermoplan, Schaerer, OXO, Ninja and S’Well to develop customized cleaning and disinfection products to meet our customers’ needs.

Our Sourcing and Supply Strategy

We purchase raw materials from numerous unaffiliated U.S. suppliers. We maintain long-term relationships with our contract manufacturers and other suppliers, with an average relationship tenure with our top ten suppliers of over ten years. We also have limited supplier concentration with our top supplier representing 11% of product purchases. We maintain multiple distributor relationships to source chemicals and packaging. Key raw materials that we use include commodity chemicals, surfactants, plant-based extracts, acetic acids, bottles (high density polyethylene, polyethylene terephthalate) and corrugated fiberboard. We also utilize several leased third-party logistics facilities in the U.S. and in international markets.

The COVID-19 pandemic has caused a significant worldwide increase in demand for disinfection products and other consumer and professional products while also impacting our suppliers’ ability to produce and deliver the raw materials used to make such products. This has caused strain on our supply chain network and its ability to meet such demand. We are highly exposed to changes in the prices of commodities used as raw materials in the manufacturing of our products. We expect that commodity and other costs will be volatile in the future, especially due to the COVID-19 pandemic. For further information regarding the impact of changes in commodity prices, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors—Risks Related to Our Business and Industry—Volatility and increases in the costs of raw materials, energy, transportation, labor and other necessary supplies or services have negatively impacted, and may continue to negatively impact, our net earnings and cash flow” and “Risk Factors—Risks Related to Our Business and Industry—Supply chain issues as a result of a reliance on a limited base of suppliers or the COVID-19 pandemic may result in product shortages or disruptions to our business.”

Our Manufacturing

We have state-of-the-art, sustainably-oriented R&D and manufacturing facilities. Our in-house capabilities allow us to have tighter control over the quality of our products and reliability of supply. Our key facilities are in Gurnee, Illinois and Elmsford, New York, with capabilities including liquid filling and packaging, as well as manufacturing blending. We have made upgrades to our facilities in recent years to add significant capacity to help meet increased demand. As part of our commitment to sustainability, we have made improvements across both our product packaging and manufacturing footprint. We removed more than 20 tons of polyvinyl chloride out of our waste stream in 2019 and have initiatives in place to remove another 70-80 tons, made all of our packaging recyclable and have secured the Safer Choice label on 30 SKUs across three of our brands. Our corporate office and warehouse in Gurnee, Illinois are LEED certified, and our manufacturing plant in Gurnee, Illinois has ISO 9001:2008 and CAN / CSA ISO 13485:2003 certifications and is EPA- and FDA- registered.

In addition to our in-house manufacturing capabilities, we utilize best-in-class contract manufacturers to produce approximately 50% of products, including wipes, aerosols, liquids and powders. We have long-term relationships with these contract manufacturers and suppliers. All of our direct-to-consumer fulfilment is handled through our local third-party logistics facilities, which also allow for product bundling. We also have several leased public warehouse facilities in the U.S., Canada and Europe.

Our Research and Development

We have a proven track record of driving growth through product innovation. We leverage our agile state-of-the-art in-house R&D and manufacturing capabilities, coupled with a broad co-manufacturing network, to develop and launch specialized products with world-class efficacy, consistency and quality.

We have an experienced in-house veteran team of 21 employees that is focused on R&D, as well as regulatory compliance and quality, and has created more than 250 consumer formulations and completed more than 950 reformulations over the last 20 years. The team also has the ability to provide full EPA and FDA validations for new products. Through our R&D efforts, we regularly broaden our product assortment by introducing new product lines, such as reformulating our well-known Weiman brand of cleaners to kill 99.9% of germs and bacteria on sealed stone surfaces, and new packaging forms, such as wipes, triggers and aerosols across multiple products, and by expanding our products into adjacent categories, such as creating a biokleen product for pet stains. In a typical year, we introduce six new formulations and 188 SKUs on average. We also directly collaborate with our partners, including one of our top customers, on our R&D efforts.

Our Marketing Strategy

Our marketing strategy focuses on driving awareness, trial and repeat purchase of our brands and products. We accomplish these goals through collaborative programs with our retailers and customers and a variety of consumer-focused marketing tactics. On the consumer side of our business, our trade marketing programs are developed to inspire purchase of our products and generally involve incremental display activity. Additionally, at times, we will offer a small price discount at shelf to incentivize purchase of multiple units and encourage product trial across our portfolio, as our highly complementary products (such as stainless steel, granite and leather cleaners) are usually shelved next to each other. We also invest in the premium look of our packaging, frequently using shrink sleeve labels, as a marketing vehicle to help us win at shelf. On the commercial side of our business, we earn brand exposure and credibility through our proud support of multiple industry events, such as our sponsorship of the World Barista Championship and our participation at the Craft Brewers Conference. Across our entire business, the majority of our marketing spend is within the digital space, where we leverage a variety of tactics to persuade new consumers to purchase our brands, stimulate product usage, and encourage both repeat purchasing and cross-purchasing within our brand portfolio. We take a detailed analytical approach to our marketing spend and model our ROI in a very rigorous fashion. Our strategy has been to focus on digital tactics that drive conversion, such as search marketing, as they are more easily measurable and generally yield higher ROI.

Our expansive presence on a variety of e-commerce marketplaces also serves an important role in driving recognition and preference for our brands. We are confident the brand listings on these marketplaces drive awareness, and the high ratings and reviews that our products earn validate purchase decisions for both consumers and retailers. We also believe strong consumer affinity for our brands generates high Net Promoter Scores and delivers value for us, as consumers serve as brand advocates via word-of-mouth and a plethora of social media channels.

Our Acquisition and Integration Strategy

We have a successful track record of sourcing, executing and integrating acquisitions. Given our scale and breadth of capabilities, we are well positioned to be an active consolidator in the fragmented specialty cleaning industry in which we operate. We have a disciplined and proven approach to executing value-accretive acquisitions. Our process is to:

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identify complementary, adjacent products and categories and target leading brands with highly efficacious products that increase our exposure to key industry mega trends, including specialty cleaning, eco-friendly cleaning and disinfection;

•	engage in bilateral negotiations with the brand owners;

•	purchase brands at attractive, synergized valuations;

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integrate acquired brands through our established IMO process to drive operational efficiencies and other cost savings by leveraging our manufacturing capabilities, supply chain and ability to absorb select selling, general and administrative expenses; and

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profitably scale acquired brands by expanding distribution across the physical retail and e-commerce channels in which we operate, optimizing digital capabilities and introducing new line extensions and innovation.

We have acquired and successfully integrated six companies, which includes nine brands, since 2014 as set out below:

•	January 2014: Acquired a portfolio of category-leading specialty cleaning consumer brands from Homax: Goo Gone, Magic, Stone Care International, Gonzo Natural Magic and Oops.

•	April 2015: Acquired Micro-Scientific, LLC, a leading supplier of intermediate, surface and high-level disinfectants.

•	July 2017: Acquired Urnex, a market leader in coffee equipment cleaning products.

•	August 2018: Acquired Five Star, a market leader in beer equipment cleaning products.

•	August 2019: Acquired biokleen, a manufacturer of environmentally conscious cleaning products.

•	February 2020: Acquired the Green Gobbler cleaning product portfolio.

We have a large, active pipeline and are in regular dialogue with potential acquisition candidates of varying sizes. We have long-term relationships with many of these potential acquisition targets, which we believe positions us as an acquiror of choice and creates opportunities to explore transactions on an exclusive basis. Based on our history of growing and investing in acquired brands, we also believe that owners see us as good stewards for their brands.

We have an established “Integration Management Office” to run integrations. The IMO follows a custom integration playbook which includes repeatable processes to manage the cross-functional integration team. Business and functional leaders are selected to own and drive various workstreams with oversight from the IMO. The IMO has weekly meetings with each individual leader, a weekly cross-functional team working session and a weekly report out to the Integration Steering Committee. The IMO is aware of all integration activities and is focused on ensuring timelines and milestones are achieved as well as solving any issues that may arise.

We believe our ability to identify, evaluate, integrate and scale acquisitions will continue to create substantial value for our company.

Our Human Capital Management

We operate a team-based culture and encourage candor and responsiveness, which we believe helps our employees succeed and drive operational excellence. We are proud of our culture of promoting from within the organization. In addition, we have brought in top talent to expand our capabilities in recent years. Led by our experienced management team, we believe our strong culture and the disciplined execution of our employees form the foundation of our success. We believe that operating with purpose, passion and creativity will ultimately benefit our employees, customers, suppliers, stockholders and communities, as well as the environment.

We aim to build products that enhance the appearance, performance and protection of people’s valued surfaces, spaces and equipment. Our vision is to be the market leader of branded solutions for specialty applications in the home, business and workplace. The values we work and live by will help us achieve our vision.

•	Quality is foremost in all we do, make and sell.

•	Integrity in how we act, make decisions and hold ourselves accountable.

•	Responsive to change, to each other and to our partners, customers and users.

•	Respectful in how we treat all people.

•	Innovative in the way we approach challenges and build products.

•	Sustainable in our approach to producing our products and our operations.

We always aim to hire individuals who share our passion, commitment and entrepreneurial spirit. We are also committed to diversity and inclusion because we believe that diversity leads to better outcomes for our business and enables us to better meet the needs of our customers. We recognize the importance of diversity in leadership roles within our company. For example, 40% of our leadership team is currently comprised of women.

We have also cared for our employees throughout the COVID-19 pandemic, many of whom have done essential on-site work. We have provided premium pay for essential workers, ensured access to company-sponsored health insurance, provided personal protective equipment and hired a consulting firm to ensure effective spacing and sanitation strategies.

As of September 30, 2020, we had 314 full-time employees with the majority of our employees located in Gurnee, Illinois and Elmsford, New York, and our executive team located in Gurnee, Illinois. Our Elmsford production and warehouse employees are represented by the Teamsters Union Local 202 International Brotherhood, representing 49 employees. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.

We also value the communities we live and work in and show support through community service and various donations, including our annual donation to the National Ovarian Cancer Coalition and local affiliates of the YWCA and Boys & Girls Clubs.

Our Competition

We compete in the broader cleaning category, which is a fragmented market. We differentiate ourselves as a market leader in specialty cleaning products. We also compete in the eco-friendly cleaning and disinfectant product sectors.

The markets for these products are highly competitive. Our products compete with other nationally advertised brands and with “private label” brands within each category. Competition comes from similar and alternative products, some of which are produced and marketed by major multinational or national companies having financial resources greater than ours. Although we also face competition from retailers that sell their own “private label” products, including club stores, grocery stores, drugstores, dollar stores, mass merchandisers, e-commerce retailers and subscription services, there is relatively low “private label” penetration in the specialty cleaning category. Furthermore, as we currently experience increased demand for many of our products in response to COVID-19, we expect heightened competitive activity from strong local competitors, large multinational companies and new entrants into the market in many of our categories. Our products generally compete on the basis of product performance, brand recognition, image and price. A newly introduced consumer product (whether improved or newly developed) sometimes encounters competition requiring support for advertising, sales promotion and trade merchandising, as well as ongoing product innovation, to gain market acceptance and subsequently maintain its relative market position. For further information regarding the competition we face, see “Risk Factors—Risks Related to Our Business and Industry—We face intense competition in our markets, which could lead to reduced net sales, margins and/or cash flows.”

Our Intellectual Property

Protecting our intellectual property and proprietary technology is an important aspect of our business. We rely on a combination of patent, copyright, trademark and trade secret laws in the U.S. and other jurisdictions, as well as written agreements and other contractual provisions, to protect our proprietary technology, processes and other intellectual property.

As of September 30, 2020, we had a significant number of registered trademarks in the U.S. (including Weiman®, Goo Gone®, biokleen®, Gonzo Natural Magic®, Magic®, Wright’s®, Stone Care International®, Green Gobbler®, Urnex®, biocaf® and Micro-Scientific®, among others) and nine issued patents in the U.S. We also have several registered copyrights, as well as a portfolio of registered domain names for websites that we use in our business. In addition, we have 16 EPA registrations, including seven owned formulas and eight sub-registered formulas for our disinfectant products and one sub-registered formula for an herbicide product. We also enter into agreements with all of our non-union employees that contain provisions that safeguard the confidentiality of our confidential information and assign to us the rights to any invention or work product of such employees.

In the U.S., trademarks are generally renewable on a ten-year cycle, and the expiration date for patents is 20 years after the filing date.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

Our Facilities

We own our corporate headquarters at 755 Tri-State Parkway, Gurnee, Illinois, which consist of 266,000 square feet and are used as manufacturing and office space. We also lease 705 Tri-State Parkway, Gurnee, Illinois, which consists of 98,000 square feet and is used as warehousing and office space.

We lease additional facilities in Elmsford, New York and Arvada, Colorado, both of which are used as manufacturing, office and warehousing space. We also have several leased public warehouse facilities in the U.S., Canada and Europe.

We believe our facilities are adequate and suitable for our current needs. We intend to add new facilities or expand existing facilities as we continue to add employees and expand geographically, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Governmental Laws and Regulations

We are subject to federal, state and local laws and regulations relating to matters such as the manufacture, processing, formulation, packaging, labeling, storage, distribution, advertising and sale of our products, including regulation by the Environmental Protection Agency, the Consumer Product Safety Commission, the Federal Trade Commission and the Occupational Safety and Health Administration. Most states have agencies that regulate in parallel to these federal agencies, such as the California Air Resources Board. In addition, we have seven EPA registrations and nine EPA sub-registrations for our disinfectant products. Compliance with such laws and regulations in the future could prove to be costly and could affect various aspects of the business, including, but not limited to, the amount of chemical products we are able to maintain in our locations, our ability to obtain various governmental approvals (such as product labeling and registration approvals), and our handling, transportation and storage of the various products that we sell. Additionally, with the trend in environmental, health, transportation and safety regulations becoming more restrictive, it is possible that the costs of compliance with such laws and regulations will continue to increase. We are also required to comply with increasingly complex and changing laws and regulations regarding privacy, data protection and data security, including those related to the collection, storage, use, transmission and protection of personal information and other consumer, customer, vendor or employee data. Such privacy and data protection laws and regulations, including the CCPA and the interpretation and enforcement of such laws and regulations, are continuously developing and evolving and there is significant uncertainty with respect to compliance with them.

Further, our products are also subject to regulation in each of the foreign jurisdictions in which we distribute our products. As more countries adopt laws regulating hazardous chemicals, such as the European Regulation on Registration, Evaluation, Authorization and Restriction of Chemicals in the European Union, which calls for the progressive substitution of dangerous chemicals in manufacturing, and the Act on Registration and Evaluation of Chemicals in Korea, we face increasing compliance costs.

For information regarding noncapital expenditures related to environmental matters, see the discussions under “Risk Factors—Legal and Regulatory Risks Related to Our Business—Environmental and product regulatory matters create potential liabilities that could adversely affect our financial condition and results of operations.” No material capital expenditures relating to environmental compliance are presently anticipated.

Legal Proceedings

We are subject to various legal proceedings, claims and governmental inspections, audits or investigations that arise in the ordinary course of our business. Although the outcomes of these claims cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters would not be expected to have a material adverse effect on our financial position, results of operations, or cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors, director nominees and executive officers:

Name	Age	Position
Christopher G. Bauder	57	President, Chief Executive Officer and Director
Douglas B. Richcreek	54	Chief Financial Officer, Secretary and Treasurer
Russell F. Snow III	50	President, Commercial Products
Anita Balaji	42	Director
J. David Basto	48	Director, Chairman
Elaine Boltz	52	Director
William D. Christ II	41	Director
Abraham M. Hidary	32	Director
Jackson “Jackie” Roberts	58	Director
David Scharf	58	Director
Amara Suebsaeng	34	Director

Christopher G. Bauder has served as the President, Chief Executive Officer and a director of PurposeBuilt Brands since May 2015. Mr. Bauder was previously Vice-President and General Manager, Whiskey & Cognac at Beam Suntory, a multinational producer of premium spirits, from August 2011 to May 2012 and Vice-President and General Manager of Global Whiskey/Canada Marketing from January 2012 to May 2015. Prior to that, Mr. Bauder served in various marketing, general management and business development roles for over 17 years at SC Johnson, a multinational manufacturer of household cleaning supplies and other consumer chemicals. Mr. Bauder holds an M.B.A. from Marquette University and a B.A. from Duke University.

Douglas B. Richcreek has served as the Chief Financial Officer, Secretary and Treasurer of PurposeBuilt Brands since November 2019. Mr. Richcreek was previously the Senior Vice President and Chief Financial Officer at Paris Presents Incorporated, a manufacturer and distributor of makeup tools and body care accessories, from January 2012 to September 2019. At Paris Presents Incorporated, Mr. Richcreek acted as the executive leader of Financial Planning & Analysis, Accounting, Customer Financial Services, Sales & Operations Planning, IT, Legal and Human Resources, and the strategic partner to the Chief Executive Officer. Mr. Richcreek helped build the business, which received numerous awards and recognition for being one of the fastest growing private companies in the U.S., the United Kingdom and Europe. Mr. Richcreek holds an M.B.A. from Lake Forest Graduate School of Management and a B.A. from the University of Chicago.

Russell F. Snow III has served as the President, Commercial Products of PurposeBuilt Brands since September 2017. Mr. Snow was previously President, Hoffmaster Foodservice at the Hoffmaster Group, Inc., a supplier of premium foodservice disposables, from August 2013 to July 2017. Prior to that, Mr. Snow served as a Vice President of Global Sales and Chief Operating Officer of Mimio, a Newell Rubbermaid company, from February 2012 to August 2013. Mr. Snow also served in various leadership roles in sales and marketing, domestically and internationally, for over ten years at Newell Brands, including at Rubbermaid and uni-ball. Mr. Snow holds a B.S. from Miami University.

Anita Balaji has served as a director of PurposeBuilt brands since November 2020. Ms. Balaji is a Managing Director at Carlyle, an affiliate of the Company, where she focuses on consumer and retail investments. Prior to joining Carlyle in 2006, Ms. Balaji worked at Behrman Capital and, prior to that, she worked in the Mergers and Acquisitions Group at Goldman, Sachs & Co., focusing on consumer and retail transactions. Ms. Balaji is currently a member of the boards of directors of The Nature’s Bounty Co. and Array Marketing and previously served on other boards of directors, including the board of the Dunkin’ Brands Group, Inc. Ms. Balaji holds an M.B.A. from Harvard Business School and a B.A. from Wellesley College.

J. David Basto has served as the Chairman of the board of directors and a director of PurposeBuilt Brands since March 2019. Mr. Basto is a Managing Director at Carlyle, an affiliate of the Company, which he joined in 2015. Prior to joining Carlyle, Mr. Basto was Founding Partner and Managing Director of Broad Sky Partners, from its formation in 2013 to 2015. Prior to co-founding Broad Sky Partners, Mr. Basto worked for MidOcean Partners from its inception in 2003 through 2013, most recently as Managing Director and co-head of MidOcean Partners’ consumer sector investing team. Prior to MidOcean Partners, Mr. Basto worked for DB Capital Partners and its predecessor BT Capital Partners from 1998 through 2003. Previously, Mr. Basto held positions with Juno Partners and Tucker Anthony Inc. Mr. Basto currently serves on the boards of directors of Freshpet, Inc. and the parent entities of Arctic Glacier, Inc., Every Man Jack and Hive Brands. Mr. Basto holds a B.A. from the University of Virginia.

Elaine Boltz has served as a director of PurposeBuilt Brands since July 2019. Ms. Boltz is the Executive Vice President, Chief Operations and Transformation Officer for Crocs, Inc., a position she has held since March 2020. In her current role, she oversees major transformation projects, product development, supply chain and technology across four continents. Prior to joining Crocs, Ms. Boltz served as President of TJX Digital, a stand-alone operating division of TJX Companies, Inc. (“TJX”), from March 2011 to December 2017, where she launched and built TJX’s e-commerce business and oversaw the acquisition of Sierra Trading Post. Prior to TJX, she led Chicos FAS’ direct-to-consumer businesses for the company’s portfolio of brands from 2008 to 2010 and was Chief Marketing and Strategy Officer at Ann Inc. from 2004 to 2008. Before her operating roles in these companies, Ms Boltz was a senior principal at the Boston Consulting Group, focused in the consumer and retail sector from 1996 until 2004. Ms. Boltz has previously served on the board of Brinker International, Inc., which is listed on the New York Stock Exchange. Ms. Boltz holds an M.B.A. from Harvard Business School and a B.A. from the University of Pennsylvania.

William D. Christ II has served as a director of PurposeBuilt Brands since March 2019. Mr. Christ is a Managing Director at TA Associates, a private equity firm and an affiliate of the Company. He is a Managing Director and co-head of the North America Consumer Group at TA Associates, which he joined in 2003. In his current role, he primarily focuses on investments in consumer products, retail and education / services companies. Mr. Christ currently serves on the boards of several private companies, including Mid America Pet Food LLC, Petcurean Pet Nutrition, PetPeople Enterprises, LLC and Thermacell Technologies, Inc. He has previously served on the boards of several public and private companies, including Amplify Snack Brands, Dymatize Enterprises LLC, Microban International Ltd., PepperJax Grill and Towne Park, LLC. Prior to joining TA Associates, Mr. Christ worked for Lehman Brothers in the Global Real Estate Group. Mr. Christ holds an M.B.A. from the Tuck School of Business at Dartmouth University and a B.S. from Washington and Lee University.

Abraham M. Hidary has served as a director of PurposeBuilt Brands since March 2019. Mr. Hidary is a Vice President at Carlyle, an affiliate of the Company. He joined Carlyle in August 2014 and focuses on investment opportunities in the consumer, media and retail sectors. Mr. Hidary currently serves on the boards of several private companies, including Manna Pro Products, a Carlyle portfolio company. Prior to joining Carlyle, Mr. Hidary served as Vice President of Mergers and Acquisitions and Corporate Development at Galaxy Brand Holdings (“Galaxy”), a Carlyle portfolio company. Prior to Galaxy, Mr. Hidary worked in the Mergers & Acquisitions Group at Houlihan Lokey. Mr. Hidary holds a B.S. from New York University’s Stern School of Business.

Jackson “Jackie” Roberts has served as a director of PurposeBuilt Brands since March 2019. Ms. Roberts is the Chief Sustainability Officer of AppHarvest, which she joined in August 2020. Additionally, Ms. Roberts is a Managing Director of ESG for Hunter Point Capital, which she joined in January 2021. She previously worked for Carlyle, an affiliate of the Company, as a Managing Director and Chief Sustainability Officer from February 2014 to March 2020 and an Operating Executive from March 2020 to October 2020. Prior to joining Carlyle, Ms. Roberts worked at the Environmental Defense Fund. She has also worked for The Prince Group, Jellinek, Schwartz, Connolly & Freshman and the U.S. Environmental Protection Agency. Ms. Roberts holds an M.B.A.

from Yale School of Management, a Masters in Environmental Studies from Yale School of Forestry and a B.S. from Yale University.

David Scharf has served as a director of PurposeBuilt Brands since March 2019. Mr. Scharf is a Managing Director at Rock Mountain Capital, which he joined in December 2019. He was previously an operating advisor to the Carlyle Equity Opportunity Fund (“CEOF”), the middle market focused fund of Carlyle, an affiliate of the Company, from January 2013 to September 2019. Upon Carlyle’s investment in Galaxy, Mr. Scharf served as its Chief Operating Officer until the company was sold by Carlyle to Sequential Brands, after which Mr. Scharf rejoined CEOF. Prior to working with Carlyle, Mr. Scharf worked at ESL Investments, Prentice Capital, Basso Capital and Hutchin Hill Capital, where he invested in both the public and private markets. Mr. Scharf began his career at Arkin-Medo Inc., a wholesaler serving the printing and publishing industry, eventually becoming Chief Executive Officer. Mr. Scharf currently also serves as a director of Let There Be Hemp. Mr. Scharf holds a J.D. from Fordham Law School and a B.S. from the University of Pennsylvania.

Amara Suebsaeng has served as a director of PurposeBuilt Brands since March 2019. Ms. Suebsaeng is a Principal at TA Associates, a private equity firm and an affiliate of the Company. She joined TA Associates in July 2010 and primarily focuses on investments in business, technology-enabled, information and other services companies. Ms. Suebsaeng currently serves on the boards of several private companies, including Backstage, LLC and OMNIA Partners. Prior to joining TA Associates, Ms. Suebsaeng worked for Morgan Stanley in the Global Power and Utilities Group. Ms. Suebsaeng holds an M.B.A. from Harvard Business School and a B.A. from Princeton University.

Composition of the Board of Directors after this Offering

Our business and affairs are managed under the direction of our board of directors. Prior to the completion of this offering, we expect our board of directors to consist of nine directors, of whom Mr. Scharf, Ms. Boltz and Ms. Roberts will be independent, including for purposes of committee service. The authorized number of directors may be changed by resolution of our board of directors, subject to the terms of the stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement.” In connection with this offering, we will amend and restate our certificate of incorporation to provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	Our Class I directors will be Mr. Basto, Ms. Boltz and Mr. Christ with their terms expiring at the first annual meeting of stockholders following the date of this prospectus.

•	Our Class II directors will be Mr. Hidary, Ms. Roberts and Ms. Suebsaeng with their terms expiring at the second annual meeting of stockholders following the date of this prospectus.

•	Our Class III directors will be Ms. Balaji, Mr. Bauder and Mr. Scharf with their terms expiring at the third annual meeting of stockholders following the date of this prospectus.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor or his or her earlier death, resignation, or removal. Vacancies on our board of directors can be filled by resolution of our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company. See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors.”

In addition, we intend to enter into a stockholders agreement with certain affiliates of Carlyle and TA Associates in connection with this offering. This agreement will grant them certain board designation rights so long as they maintain a certain percentage of ownership of our outstanding common stock. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.”

Background and Experience of Directors

When considering whether directors have the experience, qualifications, attributes, or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, we considered the following important characteristics, among others:

•	Mr. Bauder—our board of directors considered Mr. Bauder’s perspective and experiences he brings as our Chief Executive Officer.

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Ms. Balaji—our board of directors considered Ms. Balaji’s extensive experience dealing with strategic, financial and operating issues in various companies in the consumer and retail sectors, and her experience serving on other public and private company boards.

•	Mr. Basto—our board of directors considered Mr. Basto’s extensive core business and leadership skills, as well as his expertise in analyzing financial issues and insights into the consumer sector.

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Ms. Boltz—our board of directors considered Ms. Boltz’s extensive strategic and operating experience in retail, omni-channel and digital companies, and her significant management and leadership experience, including with Crocs, Inc.

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Mr. Christ—our board of directors considered Mr. Christ’s extensive core business and leadership skills, including financial and strategic planning, and his management experience at portfolio companies through his involvement with TA Associates.

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Mr. Hidary—our board of directors considered Mr. Hidary’s significant core business skills, including financial and strategic planning, and his management experience at portfolio companies through his involvement with Carlyle.

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Ms. Roberts—our board of directors considered Ms. Roberts’ extensive experience supporting a wide range of corporate entities on sustainability strategies, environmental and social risks and opportunities for environmental, social and governance initiatives, with particular experience in sustainability issues for consumer products companies.

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Mr. Scharf—our board of directors considered Mr. Scharf’s extensive core business skills, including financial and strategic planning, as well as his management experience and deep knowledge of the consumer products industry.

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Ms. Suebsaeng—our board of directors considered Ms. Suebsaeng’s significant core business skills, including financial and strategic planning, and her management experience at portfolio companies through her involvement with TA Associates.

Controlled Company Exception

After the completion of this offering, the Sponsors will be party to a stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately        % of our common stock (or        % if the underwriters exercise in full their option to purchase additional shares of our common stock), with each share of common stock entitling the holder to one vote on all matters submitted to a vote of our stockholders. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is beneficially owned by an individual, group or other company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common stock continues to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

We anticipate that, prior to the completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our board of directors will establish, effective upon the consummation of this offering, an audit committee which is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements; and (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters.

Our audit committee will consist of Ms. Boltz, Mr. Hidary and Mr. Scharf, with Mr. Hidary serving as chairman. Rule 10A-3 of the Exchange Act and Nasdaq rules require us to have one independent audit committee member upon the listing of our common stock on Nasdaq, a majority of independent directors within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our board of directors has determined that Mr. Scharf is an “audit committee financial expert” as defined by applicable SEC rules. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Our board of directors will establish, effective upon the consummation of this offering, a compensation committee which is responsible for, among other matters: (1) reviewing officer and executive compensation goals, policies, plans and programs; (2) reviewing and approving or recommending to our board of directors or the independent directors, as applicable, the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our officers and other key executives; and (4) appointing and overseeing any compensation consultants.

Our compensation committee will consist of Messrs. Basto and Christ and Ms. Roberts, with Mr. Basto serving as chairman. The composition of our compensation committee will meet the requirements for independence under current rules and regulations of the SEC and Nasdaq, including Nasdaq’s controlled company exemption. Each member of the compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the committee, which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

Our board of directors will establish, effective upon the consummation of this offering, a nominating and corporate governance committee that is responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (3) developing and recommending to our board of directors a set of corporate governance guidelines and principles; and (4) reviewing and approving related person transactions.

Our nominating and corporate governance committee will consist of Ms. Balaji, Mr. Basto, Mr. Christ and Ms. Suebsaeng, with Mr. Basto serving as chairman. The composition of our nominating and corporate governance committee will meet the requirements for independence under current rules and regulations of the SEC and Nasdaq, including Nasdaq’s controlled company exemption. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

Code of Ethics

Our board of directors has adopted a code of ethics that will apply to all of our employees, officers and directors, including our executive and senior financial officers. The full text of our code of ethics will be posted on the investor relations page of our website prior to completion of this offering. The information on our website is not part of this prospectus. We intend to disclose any amendments to our code of ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Our named executive officers for the fiscal year ended December 31, 2020, consisting of our principal executive officer and our next two most highly-compensated executive officers (other than our principal executive officer), were:

Christopher G. Bauder, Chief Executive Officer;

Douglas B. Richcreek, Chief Financial Officer; and

Russell F. Snow III, President, Commercial Products.

2020 Summary Compensation Table

The following table sets forth certain information with respect to compensation earned by, awarded to or paid to our named executive officers for the fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)(1)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Christopher G. Bauder Chief Executive Officer	2020	569,906	—		0	14,469	584,375

Douglas B. Richcreek Chief Financial Officer	2020	300,000	27,000	(2)	17,671	0	344,671

Russell F. Snow III President, Commercial Products	2020	371,861	—		105,685	14,469	492,015

(1)	The amounts in this column represent the base salaries paid to our named executive officers for the fiscal year ended December 31, 2020.
(2)

The amount in this column represents the grant date fair value of the options granted to Mr. Richcreek on November 25, 2020, as calculated in accordance with ASC Topic 718. See Note 11—Stock-Based Compensation of the consolidated financial statements included in this registration statement for the assumptions used in calculating this amount. This amount does not correspond to the actual value that may be recognized by Mr. Richcreek upon exercise of the options or sale of the underlying shares of stock.

(3)

The amounts in this column represent the performance-based annual cash bonuses earned by Messrs. Richcreek and Snow for the fiscal year ended December 31, 2020. Mr. Bauder did not earn a performance-based annual cash bonus for the fiscal year ended December 31, 2020.

(4)	The amounts in this column represent the 401(k) plan contributions that we made on behalf of Messrs. Bauder and Snow during the fiscal year ended December 31, 2020.

Narrative Disclosure to the Summary Compensation Table

The compensation of our named executive officers generally consists of base salaries, performance-based annual cash bonus opportunities, long-term incentive compensation in the form of stock option awards and other benefits, as described below.

Base Salaries

Each of our named executive officers is paid a base salary commensurate with his position, experience, skills, duties and responsibilities. As of December 31, 2020, the annual base salaries for Messrs. Bauder, Richcreek and Snow were $500,000, $300,000 and $341,250, respectively.

Performance-Based Annual Cash Bonuses

Each of our named executive officers has a performance-based annual cash bonus opportunity that pays out at target upon the named executive officer achieving individual personal goals and the Company meeting predetermined corporate performance objectives. For the fiscal year ended December 31, 2020, the performance metrics and their weightings were as follows: (i) Mr. Bauder: 90% Company EBITDA and 10% individual personal goals; (ii) Mr. Richcreek: 70% Company EBITDA and 30% individual personal goals; and (iii) Mr. Snow: 50% Company EBITDA, 40% business unit direct contribution and 10% individual personal goals. The annual bonus for each of Messrs. Bauder, Richcreek and Snow was targeted at 50% of annual base salary.

Long-Term Equity-Based Compensation—Stock Options

Our Sponsors believe that equity-based compensation is an important component of our executive compensation program and that providing a significant portion of our executive officers’ total compensation package in the form of equity-based compensation aligns the incentives of our executives with the interests of our stockholders and with our long-term corporate success. Our Sponsors also believe that equity-based compensation awards enable us to attract, motivate, retain and adequately compensate executive talent. To that end, we have awarded equity-based compensation in the form of options to purchase shares of common stock of our Company (“Stock Options”) under the Panamera Acquisition Holdings, Inc. 2019 Equity Incentive Plan (the “2019 Equity Plan”), as described below.

We award Stock Options broadly to our key employees, and each of our named executive officers has received a grant of Stock Options. Generally, each grant of Stock Options is subject to both time- and performance-based vesting, with all vesting subject to the Stock Option holder’s continuous service with us through the applicable vesting date, and with (i) 50% of the Stock Options vesting annually over a five-year period, beginning on the first anniversary of the grant date, and (ii) the remaining 50% of the Stock Options vesting based on the multiple of invested capital achieved by the Sponsors in connection with a liquidity event. Consummation of this offering will not constitute a vesting acceleration event for purposes of the Stock Options, and the Stock Options will continue to be subject to the foregoing vesting terms following consummation of this offering.

2019 Equity Plan

Our board of directors previously adopted and approved the 2019 Equity Plan, under which we have granted Stock Options to key employees and certain members of the board of directors in order to attract, motivate and retain the talent for whom we compete. The material terms of the 2019 Equity Plan are summarized below but are qualified in all respects by the terms of the full plan document attached as an exhibit hereto.

Purpose

The purpose of the 2019 Equity Plan is to provide certain key employees, directors, consultants, advisors and other persons who perform services for us and our subsidiaries with incentives to maximize stockholder value and otherwise contribute to our success.

Types of Awards

All of the Stock Options granted under the 2019 Equity Plan are “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. The 2019 Equity Plan does not provide for the grant of Stock Options intended to satisfy the requirements of Section 422 of the Code and thereby constitute “incentive stock options”. The “non-qualified” Stock Options are referred to in this summary as “awards.”

Plan Administration

The board of directors administers the 2019 Equity Plan. Subject to the terms of the 2019 Equity Plan, the board of directors has full power and authority to (i) interpret the terms of the 2019 Equity Plan and of any awards granted thereunder, (ii) determine the rights of any person under the 2019 Equity Plan, (iii) select eligible award recipients, (iv) set the exercise price of any awards, (v) establish performance and vesting standards, (vi) impose limitations, restrictions and conditions upon any awards, including the imposition of blackout periods during which awards may not be exercised, (vii) adopt, amend and rescind administrative guidance and other rules or regulations for carrying out the 2019 Equity Plan, (viii) correct any defect or omission or reconcile any inconsistency under the 2019 Equity Plan and (ix) take any other actions it deems necessary to implement and administer the 2019 Equity Plan, subject to such limitations as imposed by the Code or other applicable law.

Eligibility

The board of directors may grant awards to current and prospective employees, directors, officers, consultants and advisors of us and our subsidiaries. Except as otherwise required by applicable law or regulation or stock exchange rules, the board of directors has the sole and complete authority to determine who will be granted an award under the 2019 Equity Plan.

Number of Shares Authorized

A total of 33,028 shares of common stock (the “Option Pool”) were originally available for issuance under the 2019 Equity Plan, subject to adjustment as described in the 2019 Equity Plan, whereby the board of directors will make such adjustments to the number and class of securities available for issuance under the 2019 Equity Plan, and the terms of any outstanding awards, as are necessary to reflect any merger, reorganization, consolidation, recapitalization, reclassification, stock split, reverse stock split, stock dividend, spin-off combination, exchange of shares, distribution to stockholders (other than an ordinary cash dividend) or similar corporate transaction or event. Additionally, if as of a wind-up date 5% of the Option Pool is available for grant, the board of directors will consider, in consultation with the chief executive officer, allocating some or all of the value of such unallocated Option Pool to a transaction bonus pool for management.

Stock Options

At the time of granting Stock Options under the 2019 Equity Plan, the board of directors sets forth, in the award agreement, the number of shares subject to the Stock Option grant, the exercise price of the Stock Options, the period of time during which the Stock Options may be exercised and the conditions on which the Stock Options will vest and become exercisable. A participant may pay the exercise price due upon exercise of a Stock Option with cash or check or by way of a “cashless exercise.”

Termination of Service

Generally, if a participant ceases to be employed with or perform services for us and our subsidiaries for any reason (the date of such cessation, the “termination date”), then all of the participant’s awards that were exercisable as of the termination date will remain exercisable for the period specified in the award agreement (or if no such period is specified in the award agreement, for (i) 90 days following a termination of employment without “cause” or due to the participant’s resignation for any or no reason or (ii) one year following a termination of employment due to the participant’s death or “disability”), but not after the original expiration date, and all of the participant’s awards that were not exercisable will be immediately forfeited as of the termination date.

Change of Control

In connection with a “change of control,” the board of directors may provide for any (or any combination) of the following: (i) the assumption, substitution or continuation of the awards on no less favorable terms, (ii) fully accelerate the vesting (including the performance-based vesting) of the awards, (iii) cash out all or any portion of the awards, to the extent they are “in-the-money,” (iv) terminate awards for no consideration, to the extent they are are “underwater” and (v) terminate for no consideration any performance-vesting awards that would not vest if the Sponsor’s residual equity interest in the Company was sold for cash at “fair market value.” This initial public offering will not constitute a change of control under the 2019 Equity Plan.

Nontransferability

Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant (other than by will or by the laws of descent and distribution) unless the board of directors permits the award to be transferred to a “permitted transferee.”

Amendment; Suspension; Termination

The 2019 Equity Plan has an initial term of 15 years from March 26, 2019. However, our board of directors may amend, suspend or terminate the 2019 Equity Plan prior to such time; provided that no amendment, suspension or termination may materially and adversely affect the rights of any participant or any recipient of any award without the consent of such participant or recipient.

Other Benefits

We currently provide broad-based welfare benefits, including health, dental, life, vision and disability insurance, paid time off and paid holidays and sick days, to all of our employees, including our named executive officers. In addition, we maintain, and the named executive officers participate in, a 401(k) plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis and under which we are permitted to make discretionary employer profit sharing contributions. Employees’ pre-tax contributions are allocated to their individual accounts and then invested in selected investment alternatives according to their directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code. We do not maintain any defined benefit pension plans or non-qualified deferred compensation plans.

Employment Agreements

We have entered into employment agreements with Messrs. Bauder and Snow and an offer letter and a severance agreement with Mr. Richcreek. The material terms of the employment agreements, offer letter and severance agreement are summarized below.

Mr. Bauder’s Employment Agreement

The employment agreement with Mr. Bauder was originally effective July 17, 2017 and provided for an initial term ending July 19, 2019, subject to successive one-year extensions thereafter, unless either party elects not to permit such automatic non-renewal with at least 60 days’ prior written notice. Under the employment agreement, Mr. Bauder is entitled to receive a minimum annual base salary of $450,000, with the amount subject to annual review by the Company’s board of directors, and also eligible to receive an annual bonus (targeted at 50% of his annual base salary), based upon the achievement of predetermined performance parameters, and participate in employee benefit or group insurance plans maintained from time to time by us.

Under the employment agreement, in the event his employment is terminated due to a “termination without cause” or a “termination for good reason” (each as defined therein and summarized below, and each, a “qualifying termination”), Mr. Bauder is entitled to receive any unpaid base salary and benefits through the date of termination and, subject to his timely execution of a general release of claims in favor of the Company: (i) an amount equal to his then-current annual base salary, payable in equal installments over the one-year period following such termination; (ii) a pro-rated portion of his annual bonus for the year of termination, based on actual performance, payable in equal installments over the one-year period following such termination (a “Pro-Rata Bonus”); and (iii) if he and/or his eligible dependents elect COBRA continuation coverage, reimbursement for the full amount of the corresponding COBRA premiums for a period that ends on the earlier of (A) his eligibility for coverage under another employer’s medical plan and (B) the date that is the 12-month anniversary of such termination. Additionally, under the employment agreement, in the event that Mr. Bauder’s qualifying termination occurs on the date of, or within the one-year period following, a “divestiture” involving a “strategic acquiror” (each, as defined in the employment agreement), he is entitled to receive any unpaid base salary and benefits through the date of termination and, subject to his timely execution of a general release of claims in favor of the Company: (i) an amount equal to two times his then-current annual base salary, payable in equal installments over the one-year period following such termination; (ii) an amount equal to two times the Pro-Rata Bonus, payable in equal installments over the one-year period following such termination; and (iii) if he and/or his eligible dependents elect COBRA continuation coverage, reimbursement for the full amount of the corresponding COBRA premiums for a period that ends on the earlier of (A) his eligibility for coverage under another employer’s medical plan and (B) the date that is 18-month anniversary of such termination. In the event of Mr. Bauder’s termination of employment following his death or permanent disability, he or his estate, as applicable, will be entitled to the Pro Rata Bonus.

Under Mr. Bauder’s employment agreement, “termination without cause” generally means a termination of Mr. Bauder’s employment by the Company for reasons other than Mr. Bauder’s permanent disability or the occurrence of any of the following with respect to Mr. Bauder: (i) a conviction of or pleading guilty or no contest to a felony or a fraud, (ii) conduct that brings the Company or any subsidiary or affiliate of the Company into substantial public disgrace or disrepute, (iii) gross negligence or gross misconduct with respect to the Company or any subsidiary or affiliate of the Company, (iv) abandonment of his employment with the Company or any subsidiary, (v) willful failure to follow the written directions of the Board with respect to any material duty or obligation, which is not cured within five days after written notice, (vi) violation of his restrictive covenants, (vii) breach of a material written employment policy of the Company, which is not cured within five days after written notice or (viii) any other breach of his employment agreement or any other agreement with the Company or any subsidiary which is material and which is not cured within 30 days after written notice thereof to the executive); and “termination for good reason” generally means Mr. Bauder resigns from employment with the Company within 30 days following the end of our cure period discussed below, as a result of (i) a decrease in his base salary (other than a decrease in the same percentage as applied to the base salaries of all of the Company’s senior executives), (ii) our failure to pay his base salary, annual bonus or any other material amounts due under his employment agreement, (iii) a relocation of his principal office to a location that is in excess of 50 miles from its then-current location, (iv) a diminution in Mr. Bauder’s title (other than in connection with his permanent disability) or (v) any other breach by the Company or any subsidiary of his employment agreement or any other material agreement. For a resignation to qualify as a “termination for good reason,” Mr. Bauder also must provide written notice within 30 days following his knowledge of the initial existence of the good reason condition, and we must have failed to remedy such event within 30 days after our receipt of such notice.

Mr. Bauder’s employment agreement contains customary confidentiality, non-competition, non-solicitation and non-disparagement covenants.

Mr. Snow’s Employment Agreement

The employment agreement with Mr. Snow was originally effective July 20, 2017 and provided for an initial term ending July 20, 2018, subject to successive one-year extensions thereafter, unless either party elects not to permit such automatic non-renewal with at least 60 days’ prior written notice. Under the employment agreement, Mr. Snow is entitled to receive a minimum annual base salary of $325,000, with the amount subject to annual review by the Company’s board of directors, and also eligible to receive an annual bonus (targeted at 50% of his annual base salary), based upon the achievement of predetermined performance parameters, and participate in employee benefit or group insurance plans maintained from time to time by us.

Under the employment agreement, in the event of his qualifying termination, Mr. Snow is entitled to receive any unpaid base salary and benefits through the date of termination and, subject to his timely execution of a general release of claims in favor of the Company, an amount equal to his then-current annual base salary, payable in equal installments over the one-year period following such termination.

Additionally, under the employment agreement, in the event that Mr. Snow’s qualifying termination occurs on the date of, or within the one-year period following, a “divestiture” involving a “strategic acquiror” (each, as defined in the employment agreement), he is entitled to receive any unpaid base salary and benefits through the date of termination and, subject to his timely execution of a general release of claims in favor of the Company, an amount equal to one and a half times his then-current annual base salary, payable in equal installments over the one-year period following such termination.

Under Mr. Snow’s employment agreement, “termination without cause” generally means a termination of Mr. Snow’s employment by the Company for reasons other than Mr. Snow’s permanent disability or the occurrence of any of the following with respect to Mr. Snow: (i) a conviction of or pleading guilty or no contest to a felony or a fraud, (ii) conduct that brings the Company or any subsidiary or affiliate of the Company into substantial public disgrace or disrepute, (iii) gross negligence or gross misconduct with respect to the Company or any subsidiary or affiliate of the Company, (iv) abandonment of his employment with the Company or any subsidiary, (v) willful failure to follow the written directions of the chief executive officer with respect to any material duty or obligation, which is not cured within five days after written notice, (vi) violation of his restrictive covenants, (vii) breach of a material written employment policy of the Company, which is not cured within five days after written notice or (viii) any other breach of his employment agreement or any other agreement with the Company or any subsidiary which is material and which is not cured within 30 days after written notice thereof is provided to Mr. Snow; and “termination for good reason” generally means Mr. Snow resigns from the Company within 30 days following the end of our cure period discussed below, as a result of (i) a decrease in his base salary (other than a decrease in the same percentage as applied to the base salaries of all of the Company’s senior executives), (ii) our failure to pay his base salary, annual bonus or any other material amounts due under his employment agreement, (iii) a relocation of his principal office to a location that is in excess of 50 miles from its then-current location, (iv) a diminution in Mr. Snow’s title (other than in connection with his permanent disability) or (v) any other breach by the Company or any subsidiary of his employment agreement or any other material agreement. For a resignation to qualify as a “termination for good reason,” Mr. Snow also must provide written notice within 30 days following his knowledge of the initial existence of the good reason condition, and we must have failed to remedy such event within 30 days after receipt of such notice.

Mr. Snow’s employment agreement contains customary confidentiality, non-competition, non-solicitation and non-disparagement covenants.

Mr. Richcreek’s Offer Letter and Severance Agreement

Mr. Richcreek received an offer letter from the Company on November 4, 2019. His offer letter set forth a minimum annual base salary of $300,000, with such amount eligible for an annual merit-based increase in January 2021, provided for an annual bonus opportunity (targeted at 50% of his annual base salary), with the actual amount, if any, based upon the achievement of predetermined performance parameters and set forth his eligibility to participate in employee benefit or group insurance plans maintained from time to time by us. As a condition of Mr. Richcreek’s employment, he was required to enter into the Company’s standard non-competition agreement, which contains customary confidentiality, non-competition, non-solicitation and non-disparagement covenants.

Additionally, the Company entered into a severance agreement with Mr. Richcreek effective November     , 2019. Under the severance agreement, in the event of a “termination without cause” (as defined therein and summarized below), Mr. Richcreek is entitled to receive an amount equal to 75% of his then-current annual base salary, payable in equal installments over the nine (9) month period following such termination.

Under Mr. Richcreek’s severance agreement, “termination without cause” generally means a termination of Mr. Richcreek’s employment by the Company for reasons other than Mr. Richcreek’s permanent disability or the occurrence of any of the following with respect to Mr. Richcreek: (i) commission of, indictment for or pleading guilty or no contest to a felony or a fraud, (ii) conduct that brings the Company or any subsidiary or affiliate of the Company into substantial public disgrace or disrepute, (iii) gross negligence or gross misconduct with respect to the Company or any subsidiary or affiliate of the Company, (iv) abandonment of his employment with the Company or any subsidiary, (v) willful failure to follow the written directions of the individual to whom he reports with respect to any material duty or obligation, which is not cured within five days after written notice, (vi) violation of his restrictive covenants, (vii) breach of a material written employment policy of the Company, which is not cured within five days after written notice or (viii) any other breach of his employment agreement or any other agreement with the Company or any subsidiary which is material and which is not cured within five days after written notice thereof is provided to him.

2021 Omnibus Incentive Plan

Effective upon the completion of this offering, we will implement the PurposeBuilt Brands 2021 Omnibus Incentive Plan (the “2021 Incentive Plan”). The following is a summary of certain terms and conditions of the 2021 Incentive Plan. This summary is qualified in its entirety by reference to the 2021 Incentive Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full 2021 Incentive Plan.

Administration

Our board of directors (or subcommittee thereof) will administer the 2021 Incentive Plan. The board of directors will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2021 Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2021 Incentive Plan. The board of directors will have full discretion to administer and interpret the 2021 Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility

Any current or prospective employees, directors, officers, consultants or advisors of our Company or its affiliates who are selected by the board of directors (or its designate) will be eligible for awards under the 2021 Incentive Plan. Except as otherwise required by applicable law or regulation or stock exchange rules, the board of directors (or its designate) will have the sole and complete authority to determine who will be granted an award under the 2021 Incentive Plan.

Number of Shares Authorized

The 2021 Incentive Plan provides for                 shares of our common stock (representing     % of the shares of our common stock on a fully diluted basis and assuming that all shares available for issuance under the 2021 Incentive Plan and are issued and outstanding). Shares of our common stock subject to awards are generally unavailable for future grant. If any award granted under the 2021 Incentive Plan expires, terminates, is canceled or is forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares of our common stock, shares of our common stock subject to such award will again be made available for future grants. In addition, if any shares of our common stock are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grants under the 2021 Incentive Plan.

Change in Capitalization

If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization or applicable law or circumstances, such that the board of directors determines that an adjustment to the terms of the 2021 Incentive Plan (or awards thereunder) is necessary or appropriate, then the board of directors may make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the 2021 Incentive Plan, the number of shares covered by awards then outstanding under the 2021 Incentive Plan, the limitations on awards under the 2021 Incentive Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Awards Available for Grant

The board of directors may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards, deferred awards or any combination of the foregoing. Awards may be granted under the 2021 Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by us or with which we combine (which are referred to herein as “Substitute Awards”).

Stock Options

The board of directors will be authorized to grant options to purchase shares of our common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2021 Incentive Plan will be non-qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option.” Options granted under the 2021 Incentive Plan will be subject to the terms and conditions established by the board of directors. Under the terms of the 2021 Incentive Plan, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the 2021 Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the board of directors and specified in the applicable award agreement. The maximum term of an option granted under the 2021 Incentive Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of our common stock is prohibited by our insider trading policy, the option’s term may be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension will not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of our common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the board of directors may permit in its sole discretion, including: (i) in other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights

The board of directors will be authorized to award SARs under the 2021 Incentive Plan. SARs will be subject to the terms and conditions established by the board of directors. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. Except as otherwise provided by the board of directors (in the case of Substitute Awards), the strike price per share of our common stock for each SAR will not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs will be established by the board of directors and reflected in the award agreement.

Restricted Stock

The board of directors will be authorized to grant restricted stock under the 2021 Incentive Plan, which will be subject to the terms and conditions established by the board of directors. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the board of directors for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted stock vests.

Restricted Stock Unit Awards

The board of directors will be authorized to award restricted stock unit awards, which will be subject to the terms and conditions established by the board of directors. A restricted stock unit award, once vested, may be settled in common shares equal to the number of units earned, or in cash equal to the fair market value of the number of vested shares, at the election of the board of directors. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the board of directors. The board of directors (or subcommittee thereof) may specify in an award agreement that any or all dividends, dividend equivalents or other distributions, as applicable, paid on awards prior to vesting or settlement, as applicable, be paid either in cash or in additional shares, either on a current or deferred basis, and that such dividends, dividend equivalents or other distributions may be reinvested in additional shares, which may be subject to the same restrictions as the underlying awards.

Deferred Awards

The board of directors will be authorized to grant deferred awards, which may be a right to receive shares or cash (either independently or as an element of or supplement to any other award), including, as may be required by any applicable law or regulations or determined by the board of directors (or subcommittee thereof), in lieu of any annual bonus, commission or retainer plan or arrangement under such terms and conditions as the board of directors may determine and as set forth in the applicable award agreement.

Other Stock-Based Awards

The board of directors will be authorized to grant awards of unrestricted shares of common stock, rights to receive grants of awards at a future date or other awards denominated in shares of our common stock under such terms and conditions as the board of directors may determine and as set forth in the applicable award agreement.

Nontransferability

Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the board of directors permits the award to be transferred to a permitted transferee (as defined in the 2021 Incentive Plan).

Amendment

The 2021 Incentive Plan will have a term of ten years. Our board of directors may amend, suspend or terminate the 2021 Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

The board of directors may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary. The board of directors may, absent shareholder approval, (i) effectuate an amendment or modification that reduces the option price of any option or the strike price of any SAR, (ii) cancel any outstanding option and replace with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes) and (iii) take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common stock is listed.

Clawback/Forfeiture

Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of the New York Stock Exchange or other applicable securities exchange, or if so required pursuant to a written policy adopted by us or the provisions of an award agreement.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table sets forth certain information with respect to outstanding option awards held by our named executive officers as of the fiscal year ended December 31, 2020. None of our named executive officers held any stock awards.

			Option Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Christopher G. Bauder	3/26/2019		1,321.1142	5,284.4570	6,605.5712	1,000	3/26/2034
Douglas B. Richcreek	12/30/2019		198.1671	792.6686	990.8357	1,000	3/26/2034
Douglas B. Richcreek	11/25/2020	(2)	—	—	100.0000	1,200	11/25/2035
Russell Snow III	3/26/2019		264.2228	1,056.8914	1,321.1142	1,000	3/26/2034

(1)

Except as otherwise described in these footnotes, (i) 50% of the Stock Options vest in equal annual installments over a five-year period, beginning on the first anniversary of the grant date, and (ii) the remaining 50% of the Stock Options vest based on the multiple of invested capital achieved by the Sponsors in connection with a liquidity event.

(2)	The Stock Options granted to Mr. Richcreek on 11/25/2020 vest solely based on the multiple of invested capital achieved by the Sponsors in connection with a liquidity event.

Director Compensation

The following table sets forth the compensation earned by or paid to our directors for the fiscal year ended December 31, 2020. We only provided compensation to our non-Sponsor, independent directors for their service as directors or as members of committees of the board of directors, and as such, only Ms. Elaine Boltz, Mr. David Scharf and Ms. Jackie Roberts are noted in the table below.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)		Total ($)
Elaine Boltz(2)	50,000	—		50,000
David Scharf	100,000	—		100,000
Jackie Roberts	8,333	85,000	(3)	93,333

(1)

Ms. Boltz, Mr. Scharf and Ms. Roberts are entitled to annual cash retainers, in the amounts of $50,000, $100,000 and $50,000, respectively, payable on a quarterly basis in arrears. The amount reported for Ms. Roberts represents the pro-rated cash retainer paid to her from her commencement of service through December 31, 2020.

(2)	Ms. Boltz held a total of 250 Stock Options as of the end of the fiscal year ended December 31, 2020.
(3)

Ms. Roberts held a total of 250 Stock Options as of the end of the fiscal year ended December 31, 2020, as calculated in accordance with ASC Topic 718. See Note 11—Stock-Based Compensation of the consolidated financial statements included in this registration statement for the assumptions used in calculating this amount. This amount does not correspond to the actual value that may be recognized by Ms. Roberts upon exercise of the options or sale of the underlying shares of stock.

We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with certain affiliates of Carlyle and TA Associates granting them certain board designation rights so long as they maintain a certain percentage of ownership of our outstanding common stock. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with Carlyle and TA Associates, pursuant to which we will grant them and their affiliates the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of common stock. All of the shares owned by Carlyle, TA Associates and their affiliates will be subject to the registration rights agreement. Pursuant to the registration rights agreement, Carlyle and TA Associates will be entitled to unlimited demand registration rights, which require us to register shares of our common stock under the Securities Act held by participating holders and, if requested, to maintain a shelf registration statement effective with respect to such shares. There will be no minimum percentage of shares or minimum net proceeds required to request such registration. In addition, if we propose to register the offer and sale of our common stock under the Securities Act following the consummation of this offering, in connection with the public offering of such common stock, Carlyle and TA Associates will be entitled to unlimited “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. We will have the right to postpone or suspend one demand registration or shelf registration per year for up to 60 days. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify certain parties against certain liabilities which may arise under the Securities Act. The registration rights agreement terminates with respect to any stockholder that is party to the agreement when such stockholder has disposed of all of its shares that are subject to the agreement.

Consulting Agreement

On March 26, 2019, in connection with the Acquisition, we entered into individual consulting agreements with each of Carlyle and TA Associates (each, a “Consulting Agreement” and, together, the “Consulting Agreements”), pursuant to which we agreed to pay each of Carlyle and TA Associates a fee for consulting and oversight services provided to us and our subsidiaries. Subject to certain conditions, we pay a quarterly management fee to Carlyle and TA Associates, which is split pro rata based on ownership percentage, equal to the greater of (i) 0.5% of our trailing 12-month consolidated EBITDA (as defined in the Credit Agreement) and (ii) $250,000, in each case, in cash. Additionally, we pay any related out-of-pocket expenses incurred by Carlyle and TA Associates. Under the Consulting Agreements, we paid Carlyle and TA Associates consulting fees of $0.6 million for the successor period ended December 31, 2019 and $1.0 million for the nine months ended September 30, 2020. Each of Carlyle and TA also received a one-time transaction fee of approximately $3.4 million in connection with advisory and consulting services related to the Acquisition. The Consulting Agreements will remain in full force and effect following the completion of this offering. Each Consulting Agreement will remain in effect for so long as (i) Carlyle or TA Associates, as applicable, continues to provide consulting services to us, (ii) Carlyle or TA Associates, as applicable, beneficially owns at least 15% of our Company or (iii) an officer, director, employee, associate or representative of Carlyle or TA Associates, as applicable, serves as a member of our board of directors. Each Consulting Agreement can also be terminated at any time by written notice from Carlyle or TA Associates, as applicable.

Tax Receivable Agreement

On December 31, 2020, we entered into a TRA with persons who are stockholders prior to this offering (each, a “Pre-IPO Holder”) that provides for the payment by us to our Pre-IPO Holders of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change of control, as discussed below) as a result of certain of our tax assets in existence immediately prior to this offering.

For purposes of the TRA, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had we not been able to utilize the tax benefits subject to the TRA. The term of the TRA, which includes a 15 year horizon, commenced on December 31, 2020 and will continue until all relevant tax benefits have been utilized or have expired.

Our Pre-IPO Holders will not reimburse us for any payments previously made if the tax benefits giving rise to any payments under the TRA are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the TRA that are greater than our actual cash tax savings.

While the actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future, we expect that during the term of the TRA, the payments that we make will be material. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefits subject to the TRA, we would expect that future payments under the TRA will aggregate to approximately $60 million. The foregoing number is merely an estimate and the actual payments could differ materially.

In addition, the TRA provides that upon certain mergers, consolidations, acquisitions, asset sales, other changes of control or our complete liquidation, the TRA will terminate and we will be required to make a payment equal to the present value of future payments under the TRA, which payment would be based on certain assumptions, including those relating to our future taxable income.

The TRA provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the U.S. Bankruptcy Code or otherwise, then all our payment and other obligations under the TRA will be accelerated and will become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the TRA. Additionally, we generally have the right to terminate the TRA. If we terminate the TRA, our payment and other obligations under the TRA will be accelerated and will become due and payable, also applying the assumptions described above. Any such payments could be substantial and could exceed our actual cash tax savings under the TRA.

Because we are a holding company with no operations of our own, our ability to make payments under the TRA is dependent on the ability of our subsidiaries to make distributions to us. To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest at a rate of up to LIBOR plus 6.00% per annum until paid.

Commercial Transactions with Our Sponsors and Sponsor Portfolio Companies

Our Sponsors and their affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements has been or is expected to be material to us.

Statement of Policy Regarding Transactions with Related Persons

In connection with this offering, we will adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our audit committee or other independent body of our board of directors. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our audit committee or other independent body of our board for review, consideration and approval. In approving or rejecting any such proposal, our audit committee or other independent body of our board is to consider the relevant facts of the transaction, including the risks, costs and benefits to us and whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.

Directed Share Program

At our request, the underwriters have reserved shares, or up to     % of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of our Company. The sales will be made at our direction by Morgan Stanley & Co. LLC and its affiliates through the Directed Share Program. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Indemnification of Directors and Officers

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. For further information, see the section entitled “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares by:

•	each of our named executive officers;

•	each of our current directors;

•	all of our directors and executive officers as a group; and

•	each person or entity known by us to own beneficially more than 5% of our common stock (by number or by voting power).

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, which generally includes any shares over which a person exercises sole or shared voting and/or investment power. The information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole or shared voting and/or investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on                shares of common stock outstanding as of                , 2021. The number of shares and percentages of beneficial ownership after this offering set forth in the table below are based on the number of shares of our common stock to be issued and outstanding immediately after consummation of this offering, assuming no exercise by the underwriters of their option to purchase up to an aggregate of                shares of common stock. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of                , 2021. Except as described above, however, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. In addition, the applicable percentage of ownership assumes no purchase of our common stock through the Directed Share Program.

Unless otherwise indicated, the address of each of the individuals named below is PurposeBuilt Brands, Inc., 705 Tri-State Parkway, Gurnee, IL 60031.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering(1)
	Total Shares	% of Shares		Total Shares	% of Shares
5% Stockholders:
Carlyle(2)			%			%
TA Associates(3)			%			%
Named Executive Officers and Directors
Christopher G. Bauder			%			%
Douglas B. Richcreek			%			%
Russell F. Snow III			%			%
Anita Balaji			%			%
J. David Basto			%			%
Elaine Boltz			%			%
William D. Christ II			%			%
Abraham M. Hidary			%			%
Jackson “Jackie” Roberts			%			%
David Scharf			%			%
Amara Suebsaeng			%			%
All Directors and Executive Officers as a Group (11 persons)			%			%

*	Less than 1%.
(1)	Assumes no exercise of the underwriters’ option to purchase additional shares.
(2)

Carlyle Panamera Holdings, L.P. is the record holder of                shares of our common stock. Each of Carlyle U.S. Equity Opportunity Fund II, L.P., CEOF II Coinvestment, L.P. and CEOF II Coinvestment B, L.P. indirectly hold                shares of our common stock via Carlyle Panamera Holdings, L.P. CEOF II GP, L.L.C. is the general partner of CEOF II GP, L.P., which is the general partner of each of Carlyle U.S. Equity Opportunity Fund II, L.P., CEOF II Coinvestment, L.P. and CEOF II Coinvestment B, L.P., which own 94.1%, 5.5% and 0.4%, respectively, of Carlyle Panamera Holdings, L.P.

Voting and investment determinations with respect to the securities held by Carlyle Panamera Holdings, L.P. are made by an investment committee of eight, which is comprised of Tyler Zachem, William Conway, Jr., Kewsong Lee, Norma Kuntz, Christopher Finn, Edward Mathias, Adam Palmer and Peter Clare. Accordingly, each of the entities and individuals named in this footnote may be deemed to share beneficial ownership of the securities held of record by the Carlyle Investors. Each of them disclaims beneficial ownership of such securities.

The address of each of the entities named in this footnote is c/o The Carlyle Group Inc., 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, District of Columbia 20004.

(3)

Amounts beneficially owned reflect (i)                shares of our common stock by TA XII-A, L.P., (ii)                shares of our common stock by TA XII-B, L.P. and (iii)                shares of our common stock by TA Investors XII, L.P. (collectively, the “TA Associates Funds”). TA Associates, L.P. is the ultimate general partner of each of such entity. Investment and voting control of the TA Associates Funds is held by TA Associates, L.P. No stockholder, director, or officer of TA Associates, L.P. has voting or investment power with respect to our shares of common stock held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a four-person investment committee consisting of the following employees of TA Associates, L.P.: William D. Christ II, Amara Suebsaeng, Christopher J. Parkin and Ajit Nedungadi. The address of each TA Associates Fund is 200 Clarendon Street, 56th floor, Boston, Massachusetts 02116.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following section summarizes the terms of our material principal indebtedness.

Credit Agreement

On March 26, 2019, WU Holdco, Inc. and Panamera Purchaser, Inc., each a subsidiary of the Company, entered into the Credit Agreement. On February 10, 2020, WU Holdco, Inc. and Panamera Purchaser, Inc. entered into an amendment to the Credit Agreement with the incremental lenders party thereto, Antares Capital LP, as administrative agent and collateral agent and the letter of credit issuer party thereto to incur additional incremental Term Loans.

Our borrowings under the Credit Agreement consist of $461.4 million in Term Loans, maturing March 26, 2026. Of these Term Loans, $455.5 million in principal amount was outstanding as of September 30, 2020.

The Credit Agreement also includes a $35.0 million revolving credit facility (the “Revolving Credit Facility”), maturing March 26, 2025. A portion of the Revolving Credit Facility is available for letters of credit. There were no borrowings outstanding under the Revolving Credit Facility as of September 30, 2020 (excluding letters of credit) and $0.2 million in outstanding letters of credit.

Interest Rate and Fees

Borrowings under the Credit Agreement bear interest at a rate per annum equal to, at our option, either (A) a LIBOR rate determined by reference to the Reuters LIBOR rate for dollar deposits with a term equivalent to the interest rate relevant to such borrowing, as adjusted by reserve percentages established by the Federal Reserve (subject to a floor of 1.00% with respect to the Term Loans and 0% with respect to the revolving loans), plus an applicable margin or (B) a base rate determined by reference to highest of (i) 0.50% above the federal funds effective rate, (ii) the rate of interest established by the administrative agent as its “prime rate,” and (iii) 1.00% above the adjusted LIBOR rate for dollar deposits with a one month term commencing that day (subject to a floor of 2.00% with respect to the Term Loans and 2.00% with respect to revolving loans), plus an applicable margin.

With respect to the Term Loans and the revolving loans that bear interest by reference to an adjusted LIBOR rate, the applicable margin is 5.50% per annum, stepping down to 5.25% and 5.00% at a consolidated senior secured net leverage ratio of less than 6.00x and 5.50x, respectively, and with respect to the Term Loans that bear interest by reference to a base rate, the applicable margin is 4.50% per annum, stepping down to 4.25% and 4.00% at a consolidated senior secured net leverage ratio of less than 6.00x and 5.50x, respectively. The applicable margin was 6.25% in the case of LIBOR rate loans and 4.25% in the case of base rate loans as of September 30, 2020.

In addition, we pay certain recurring fees with respect to the Credit Agreement, including (i) a fee for the unused commitments of the lenders under the Revolving Credit Facility, accruing at a rate equal to (x) 0.50% per annum if the consolidated senior secured net leverage ratio is greater than 6.00 to 1.00, (y) 0.375% if the consolidated senior secured leverage ratio is equal to or less than 6.00 to 1.00 but greater than 5.50 to 1.00 or (z) 0.25% if the consolidated senior secured net leverage ratio is equal to or less than 5.50 to 1.00, (ii) letter of credit fees, including a fronting fee and processing fees to each issuing bank, which vary depending on the consolidated senior secured net leverage ratio and (iii) administration fees. We paid approximately $0.4 million of such fees for the year ending December 31, 2019 and $0.2 million of such fees for the nine months ended September 30, 2020.

Voluntary Prepayments

We may prepay, in full or in part, borrowings under the Credit Agreement, subject to notice requirements, minimum prepayment amounts and increment limitations. If any prepayment of Term Loans is made after the

1 year anniversary of the Credit Agreement closing date but prior to the two-year anniversary of the Credit Agreement closing date, a premium of 1.00% of the principal amount prepaid is required to be paid. After the two-year anniversary of the Credit Agreement closing date, no premium is required.

Mandatory Prepayments

The Credit Agreement requires us to prepay outstanding Term Loans, subject to certain exceptions, with:

•

50% (which percentage will be reduced to (i) 25%, if the consolidated senior secured net leverage ratio is less than or equal to 6.00 to 1.00 but greater than 5.50 to 1.00 and to (ii) 0%, if the consolidated senior secured net leverage ratio is less than or equal to 5.50 to 1.00) of our annual excess cash flow in excess of the greater of $5 million and 9% of consolidated EBITDA;

•

100% (which percentage will be reduced to 50%, if the consolidated senior secured net leverage ratio is less than or equal to 5.50 to 1.00) of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property in excess of the greater of $5 million and 9% of consolidated EBITDA unless WU Holdco, Inc., or its subsidiaries reinvest such proceeds within a 12 month reinvestment period (plus 180 days from end of 12 months if committed to reinvest during such period), with certain exceptions; and

•	100% of the net cash proceeds of all incurrence or issuance by WU Holdco, Inc. or certain of its subsidiaries of any indebtedness (except for permitted debt (other than refinancing debt)).

We are also required to prepay the amount by which revolving loans and letters of credit exceed the revolving credit commitment.

Amortization

We are required to repay the Term Loans in quarterly installments equal to 0.25% of the aggregate principal amount of the Term Loans, with the remaining amount payable on the applicable maturity date with respect to such Term Loans.

Principal amounts outstanding under the Revolving Credit Facility are due and payable in full at maturity.

Guarantee and Security

All obligations under the Credit Agreement are unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly owned material domestic subsidiaries of WU Holdco, Inc., subject to certain exceptions.

All obligations under the Credit Agreement, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by the equity interests of WU Holdco, Inc. and substantially all assets of WU Holdco, Inc. and certain of its subsidiaries, subject to certain exceptions.

Certain Covenants and Events of Default

The Credit Agreement contains a number of covenants that restrict, subject to certain exceptions, our ability to, among other things:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in certain fundamental changes, including mergers or consolidations;

•	sell or transfer assets;

•	make acquisitions, investments, loans or advances;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

The credit facilities are subject to a financial covenant pursuant to which the consolidated senior secured net leverage ratio must not exceed 10.00 to 1.00 at the end of each fiscal quarter.

The Credit Agreement also contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the Credit Agreement will be entitled to take various actions, including the acceleration of amounts due under the Credit Agreement and all actions permitted to be taken by a secured creditor.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our,” the “Company” and “our Company” refer to PurposeBuilt Brands, Inc. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of                shares of common stock, par value $0.01 per share and                shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

As of the date of this prospectus, there were                shares of our common stock outstanding, held by approximately                stockholders of record.

Common Stock

Voting Rights. The holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to our Certificate of Incorporation that relates solely to the terms of one or more outstanding Series of preferred stock if the holders of such affected Series are entitled, either separately or together with the holders of one or more other such Series, to vote thereon pursuant to our Certificate of Incorporation. Holders of our common stock will not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of our common stock could, if they so choose, elect all the directors.

Dividend Rights. Holders of common stock will be entitled to receive dividends if, as and when declared by our board of directors, out of our legally available assets, in cash, property, shares of our common stock or other securities, after payments of dividends required to be paid on outstanding preferred stock, if any. The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Distributions in Connection with Mergers or Other Business Combinations. Upon a merger, consolidation or substantially similar transaction, holders of each class of common stock will be entitled to receive equal per share payments or distributions.

Liquidation Rights. Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of the common stock, subject to prior satisfaction of all outstanding debts and other liabilities and the payment of liquidation preferences, if any, on any outstanding preferred stock.

Other Matters. Our Certificate of Incorporation will not entitle holders of our common stock to preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock offered in this offering will be, fully paid and non-assessable.

Authorized but Unissued Preferred Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply as long as our common stock is listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans.

Unless required by law or by any stock exchange on which our common stock may be listed, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our Certificate of Incorporation will authorize our board of directors to establish, from time to time, the number of shares to be included in each Series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each Series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also will be able to increase or decrease the number of shares of any Series of preferred stock, but not below the number of shares of that Series of preferred stock then outstanding, without any further vote or action by the stockholders, without any vote or action by stockholders.

The existence of unissued and unreserved common stock or preferred stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and could thereby protect the continuity of our management and possibly deprive stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an antitakeover effect and may delay, deter or prevent a merger or acquisition of our Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that, subject to the rights of holders of any series of preferred stock, our board of directors will be divided into three classes of directors, as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We intend to opt out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that our Sponsors and their affiliates and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors, Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that the directors divided into classes may be removed with or without cause upon the affirmative vote of a majority of all outstanding shares of stock entitled to vote generally in the election of directors; provided, however, at any time when the parties to our stockholders agreement collectively beneficially own, in the aggregate, less than 50% of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2/3% of all the then outstanding shares of stock entitled to vote generally in the election of directors. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the parties to our stockholders agreement collectively beneficially own, in the aggregate, less than 50% of voting power of our stock entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors, the chairman of our board or the chief executive officer; provided, however, that at any time when a Sponsor beneficially owns, in the aggregate, at least 20% of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of such Sponsor. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the parties to our stockholders agreement so long as the stockholders agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not permit our stockholders to act by consent in writing, unless such action is recommended by all directors then in office, at any time when the parties to our stockholders agreement collectively own, in the aggregate, less than 50% of our stock entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. At any time when the parties to our stockholders agreement collectively beneficially own, in the aggregate, less than 50% of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2/3% of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that at any time when the parties to our stockholders agreement collectively beneficially own, in the aggregate, less than 50% of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% of all the then outstanding shares of our common stock entitled to vote thereon:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provision regarding forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or employee of our Company to our Company or our Company’s stockholders, (3) action asserting a claim arising under any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules or regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act. There is uncertainty as to whether a court would enforce the forum provision with respect to claims under the federal securities laws.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of our Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, neither of our Sponsors or any of their respective affiliates or any of our directors who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Sponsors or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of our Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock will be Computershare Trust Company, N.A.

Listing

We intend to apply to list our common stock on Nasdaq under the symbol “PBLT.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of certain material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax considerations relating thereto. The effects of other U.S. federal tax laws, such as estate tax laws, gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated or proposed thereunder (the “Treasury Regulations”), judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or currencies;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2) of the Code) and entities, all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our common stock.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS THE TAX CONSIDERATIONS RELATED TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSIDERATIONS RELATED TO THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE APPLICABLE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING AUTHORITY OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of all substantial decisions of the trust is by one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a non-taxable return of capital up to (and will reduce, but not below zero) a Non-U.S. Holder’s adjusted tax basis in its common stock. Any excess amounts generally will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or the applicable withholding agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying under penalty of perjury that such Non-U.S. Holder is not a “U.S. person” as defined in the Code and qualifies for a reduced treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the regular rates generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•

the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the sale or other taxable disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest (a “USRPI”), by reason of our status as a U.S. real property holding corporation (a “USRPHC”), for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net basis at the regular rates generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the sale or other taxable disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder for that taxable year (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the sale or other taxable disposition occurs, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition or (2) the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant sale or other taxable disposition by a Non-U.S. Holder occurs, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or a successor form), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that the holder is a U.S. person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividends, sale, or other taxable disposition. Proceeds of a sale or other disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides, is established or is organized.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the Non-U.S. Holder timely files the appropriate claim with the IRS and furnishes any required information to the IRS.

Non-U.S. Holders should consult their tax advisors regarding information reporting and backup withholding.

Foreign Account Tax Compliance Act

Subject to the discussion below regarding the Proposed Regulations (defined below), withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial U.S. owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions or branches thereof located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Although FATCA withholding could apply to gross proceeds on the disposition of our common stock, on December 13, 2018, the U.S. Department of the Treasury released proposed regulations (the “Proposed Regulations”) the preamble to which specifies that taxpayers may rely on them pending finalization. The Proposed Regulations eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. There can be no assurance that the Proposed Regulations will be finalized in their present form.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of our common stock, or the availability for future sale of shares of our common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—If we or our pre-IPO owners sell additional shares of our common stock after this offering or are perceived by the public markets as intending to sell them, the market price of our common stock could decline.”

Upon completion of this offering we will have a total of                shares of our common stock outstanding (or shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock). All of these shares of common stock will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates,” other than any shares purchased pursuant to the Directed Share Program, which are subject to the lock-up provisions described below. Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by, or is under common control with that issuer.

In addition,                shares of common stock may be granted under the 2021 Incentive Plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock or securities convertible into or exchangeable for shares of common stock issued under or covered by the 2021 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                shares of common stock.

Our amended and restated certificate of incorporation authorizes us to issue additional shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our amended and restated certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of our common stock. See “Description of Capital Stock.”

Registration Rights

We will enter into a registration rights agreement with Carlyle and TA Associates pursuant to which we will grant them and their affiliates the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of common stock. Following completion of this offering, the shares covered by registration rights would represent approximately        % of our outstanding common stock (or        %, if the underwriters exercise in full their option to purchase additional shares). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Lock-Up Agreements

We, our executive officers, our directors, our Sponsors and the purchasers of shares under the Directed Share Program have agreed, subject to enumerated exceptions, that we and they will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to undertake any of the foregoing, without, in each case, the prior written consent of certain underwriters for a period of 180 days after the date of this prospectus. For a discussion of the exceptions to the lock-up agreements, see “Underwriting (Conflicts of Interest).”

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly trading volume of the shares of common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement, dated the date of this prospectus, the underwriters named below, for whom Barclays Capital Inc., Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Robert W. Baird & Co. Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated below:

Name	Number of Shares
Barclays Capital Inc.
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Robert W. Baird & Co. Incorporated
BofA Securities, Inc.
Credit Suisse Securities (USA) LLC
UBS Securities LLC
Academy Securities, Inc.
Blaylock Van, LLC
R. Seelaus & Co., LLC
Samuel A. Ramirez & Co., Inc.
TCG Capital Markets L.L.C.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus, and part to certain dealers at a price that represents a concession not in excess of $                 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative. Sales of shares of common stock made outside of the U.S. may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discount and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option for up to an additional                  shares of common stock.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discount, are approximately $             . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our shares of common stock on Nasdaq under the trading symbol “PBLT.”

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Barclays Capital Inc. and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise;

•

file or submit any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction is to be settled by delivery of common stock or other securities, in cash or otherwise; or

•	in each case, publicly disclose the intention to undertake any of the foregoing.

In addition, we and each such person agrees that, without the prior written consent of Barclays Capital Inc. and Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately are subject to certain exceptions, including customary exceptions related to open-market transactions in our common stock, issuances or transfers in connection with incentive plans and the establishment of Rule 10b5-1 plans.

Barclays Capital Inc. and Morgan Stanley & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open-market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for and purchase shares of common stock in the open market to stabilize the price of the common stock. The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market, or otherwise.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that may be required to be made in respect of those liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Directed Share Program

At our request, the underwriters have reserved                  shares, or up to     % of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of our Company. The sales will be made at our direction by Morgan Stanley & Co. LLC and its affiliates through the Directed Share Program. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction as described above. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Conflicts of Interest

Certain investment funds associated with Carlyle beneficially own in excess of 10% of our issued and outstanding common stock. Therefore, TCG Capital Markets L.L.C., an affiliate of Carlyle and an underwriter in this offering, is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. TCG Capital Markets L.L.C. will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Selling Restrictions

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area (each, an “EEA State”), no shares of common stock have been offered or will be offered pursuant to an offering to the public in that EEA State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that offers of shares of common stock may be made to the public in that EEA State at any time under the following exemptions under the EU Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representative; or

(c)	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation;

provided that no such offer of shares of common stock shall require us, the underwriters or any of our or their respective representatives to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision: (i) the expression an “offer to the public” in relation to any shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock; and (ii) the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to an offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any Shares at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(a)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(b)	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation,

provided that no such offer of the Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offering to the public is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering to the public and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in our shares of common stock. The shares of common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (the “FinSA”) and no application has or will be made to admit the shares of common stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Dubai International Financial Centre

This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The common stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the common stock offered should conduct their own due diligence on the common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

Shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2) where no consideration is or will be given for the transfer;

(3) where the transfer is by operation of law;

(4) as specified in Section 276(7) of the SFA; or

(5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify, all relevant persons (as defined in Section 309A(1) of the SFA), that shares of our common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of common stock may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document that complies with Chapter 6D of the Corporations Act. Any person acquiring shares of common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of our common stock will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of PurposeBuilt Brands, Inc. (formerly known as Panamera Acquisition Holdings, Inc.) and its subsidiaries as of September 30, 2020 (Successor) and December 31, 2019 (Successor) and for the nine months ended September 30, 2020 (Successor), the period from March 26, 2019 through December 31, 2019 (Successor), and the period from January 1, 2019 through March 25, 2019 (Predecessor) and the financial statements of PurposeBuilt Brands, Inc. (parent company only) as of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and the period from March 26, 2019 through December 31, 2019 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement, or other document are not necessarily complete and in each instance we refer you to the copy or form of such contract, agreement, or document filed as an exhibit to the registration statement. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We maintain an internet site at http://www.purposebuiltbrands.com. The information on, or accessible from, our website is not part of this prospectus by reference or otherwise.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect copies of these materials without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of PurposeBuilt Brands, Inc. (formerly known as Panamera Acquisition Holdings, Inc.)

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets for the Nine Months Ended September 30, 2020 and the Year Ended December 31, 2019	F-4
Consolidated Statements of Operations for the Nine Months ended September 30, 2020, Periods from March 26, 2019 through December 31, 2019 and from January 1, 2019 through March 25, 2019	F-5
Consolidated Statements of Stockholders’ Equity for the Nine Months ended September 30, 2020, Periods from March 26, 2019 through December 31, 2019 and from January 1, 2019 through March 25, 2019	F-6
Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2020, Periods from March 26, 2019 through December 31, 2019 and from January 1, 2019 through March 25, 2019	F-7
Notes to Consolidated Financial Statements	F-8
Schedule I—Parent Company Financial Statements	F-36

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PurposeBuilt Brands, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PurposeBuilt Brands, Inc. (formerly known as Panamera Acquisition Holdings, Inc.) and subsidiaries (the Company) as of September 30, 2020 (Successor) and December 31, 2019 (Successor), the related consolidated statements of operations, stockholders’ equity and cash flows for the nine months ended September 30, 2020 (Successor), the period from March 26, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2020 (Successor) and December 31, 2019 (Successor), and the results of its operations and its cash flows for the nine month period ended September 30, 2020 (Successor), the period from March 26, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor), in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2020.

Milwaukee, WI

November 25, 2020 (except for Note 19, Subsequent Events, as to which the date is January 15, 2021)

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PurposeBuilt Brands, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of PurposeBuilt Brands, Inc. (parent company only) (formerly known as Panamera Acquisition Holdings, Inc.) (the Company) as of September 30, 2020 and December 31, 2019, the related statements of operations and cash flows for the nine months ended September 30, 2020 and the period from March 26, 2019 through December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2020 and December 31, 2019, and the results of its operations and its cash flows for the nine month period ended September 30, 2020 and the period from March 26, 2019 through December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2020.

Milwaukee, WI

December 30, 2020 (except for Note 2, Subsequent Events, as to which the date is January 15, 2021)

PurposeBuilt Brands, Inc. and Subsidiaries

(formerly known as Panamera Acquisition Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2020	December 31, 2019
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$15,214	$14,721
Trade receivables, net	35,801	28,968
Inventories	32,587	21,871
Income tax receivable	5,290	742
Prepaid expenses and other current assets	1,298	776

Total current assets	90,190	67,078

Property, plant and equipment, net	16,929	17,510
Restricted cash	68	68
Intangible assets, net	506,200	463,234
Goodwill	254,508	218,998
Other assets	627	627

Total non-current assets	778,332	700,437

Total assets	$868,522	$767,515

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Current maturities of long-term debt	$4,614	$3,624
Accounts payable	13,818	8,441
Accrued expenses and other current liabilities	16,997	15,767

Total current liabilities	35,429	27,832

OTHER LONG-TERM LIABILITIES
Long-term debt, less current maturities, net	442,961	348,654
Deferred consideration payable	61,793	38,211
Deferred tax liability	75,428	80,664

Total liabilities	$615,611	$495,361

Commitments and contingencies (Note 12)

STOCKHOLDERS’ EQUITY
Class A-1 common stock ($0.01 par value, 290,869 and 290,869 shares issued at September 30, 2020 and December 31, 2019, respectively)	$3	$3
Class A-2 common stock ($0.01 par value, 6,907 and 6,907 shares issued at September 30, 2020 and December 31, 2019, respectively)	—	—
Class B common stock ($0.01 par value, 0 and 0 shares issued at September 30, 2020 and December 31, 2019, respectively)	—	—
Additional paid-in capital	290,326	289,646
Retained (deficit)	(37,418)	(17,495)

Total stockholders’ equity	252,911	272,154

Total liabilities and stockholders’ equity	$868,522	$767,515

The accompanying notes are an integral part of these consolidated financial statements.

PurposeBuilt Brands, Inc. and Subsidiaries

(formerly known as Panamera Acquisition Holdings, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

For the nine months ended September 30, 2020, periods from March 26, 2019 through December 31, 2019 (Successor) and from January 1, 2019 through March 25, 2019 (Predecessor)

	Successor Company		Predecessor Company
	Nine months ended September 30, 2020	March 26, 2019 through December 31, 2019	January 1, 2019 through March 25, 2019
Net sales	$215,417	$151,933	$43,611
Cost of goods sold	125,732	94,980	25,210

GROSS MARGIN	89,685	56,953	18,401

OPERATING EXPENSES:

Selling	31,677	17,773	5,336
General and administrative	31,123	12,357	3,681
Transaction expenses	3,598	1,132	29,341
Amortization of intangible assets	24,799	22,421	3,540

OPERATING INCOME (LOSS)	(1,512)	3,270	(23,497)
Interest expense	27,396	26,035	1,865

LOSS BEFORE INCOME TAX BENEFIT	(28,908)	(22,765)	(25,362)
Income tax benefit	(8,985)	(5,270)	(6,282)

NET LOSS	$(19,923)	$(17,495)	$(19,080)

BASIC AND DILUTED LOSS PER SHARE	$(66.91)	$(58.85)	n/a

WEIGHTED AVERAGE SHARES OF COMMON STOCK—BASIC AND DILUTED	297.78	297.25	n/a

The accompanying notes are an integral part of these consolidated financial statements.

PurposeBuilt Brands, Inc. and Subsidiaries

(formerly known as Panamera Acquisition Holdings, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

For the nine months ended September 30, 2020, periods from March 26, 2019 through December 31, 2019 (Successor) and from January 1, 2019 through March 25, 2019 (Predecessor)

	Class A Common Stock	Class B Common Stock	Class B-1 Preferred Stock	Class A-1 Common Stock	Class A-2 Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2019 (Predecessor)	$1	$—	$—				$170,477	$21,983	$192,461
Preferred return	—	—	—				—	(75)	(75)
Net loss	—	—	—				—	(19,080)	(19,080)

Balance, March 25, 2019 (Predecessor)	$1	—	—				$170,477	$2,828	$173,306

Balance, March 26, 2019 (Successor)				$—	$—	$—	$—	$—	$—
Equity contributions				3	—	—	289,011	—	289,014
Stock compensation							635		635
Net loss				—	—	—	—	(17,495)	(17,495)

Balance, December 31, 2019 (Successor)				$3	—	—	$289,646	$(17,495)	$272,154
Stock compensation							680		680
Net loss				—	—	—	—	(19,923)	(19,923)

Balance, September 30, 2020 (Successor)				$3	—	—	$290,326	$(37,418)	$252,911

The accompanying notes are an integral part of these consolidated financial statements.

PurposeBuilt Brands, Inc. and Subsidiaries

(formerly known as Panamera Acquisition Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

For the nine months ended September 30, 2020, periods from March 26, 2019 through December 31, 2019 (Successor) and from January 1, 2019 through March 25, 2019 (Predecessor)

	Successor Company		Predecessor Company
	Nine months ended September 30, 2020	March 26, 2019 through December 31, 2019	January 1, 2019 through March 25, 2019
Cash flows from operating Activities:
Net loss	$(19,923)	$(17,495)	$(19,080)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Loss on sale of equipment	—	5	—
Depreciation	3,130	2,902	375
Amortization of intangible assets	28,144	25,526	3,897
Amortization of deferred loan costs and accretion of deferred consideration	2,946	3,324	—
Deferred income taxes	(4,309)	(5,362)	(5,389)
Stock based compensation	680	635	21,619
Change in fair value of contingent consideration	4,400	—	—
Amortization of inventory step up to fair value	745	6,140	—
Changes in operating assets and liabilities:
Trade receivables	(4,299)	(896)	(1,659)
Inventories	(7,833)	1,414	(846)
Income tax receivable	(4,548)	258	(518)
Prepaid expenses and other assets	(496)	2,187	(1,218)
Accounts payable	4,039	1,126	(102)
Accrued expenses and other current liabilities	6,314	478	10,218

Net cash provided by operating activities	8,990	20,242	7,297

Cash flows from investing activities:
Purchase of property and equipment	(2,549)	(1,803)	(126)
Business acquisitions, net of cash	(95,000)	(634,384)	—

Net cash used in investing activities	(97,549)	(636,187)	(126)

Cash flows from financing activities:
Proceeds from issuance of common shares	—	282,662	—
Payment of deferred consideration	(5,181)	(2,594)	—
Deferred financing costs	(1,554)	(9,053)	—
Borrowings of long-term debt	133,770	362,400	—
Payment of long-term debt	(37,983)	(2,681)	—

Net cash provided by financing activities	89,052	630,734	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	493	14,789	7,171
Cash, cash equivalents and restricted cash:
Beginning of period	14,789	—	6,038

End of period	$15,282	$14,789	$13,209

Supplemental disclosure for cash flow information:
Cash payments for interest	$24,243	$22,621	$—
Non-cash investing activities:
Deferred consideration	$17,300	$43,600	$—

The accompanying notes are an integral part of these consolidated financial statements.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PurposeBuilt Brands, Inc. (the Company or Successor) is a non-operating entity formed to serve as the holding company for its wholly-owned subsidiary WU Holdco, Inc. and its subsidiaries (the Predecessor). Effective November 12, 2020, the name of the Company was changed from Panamera Acquisition Holdings, Inc. to PurposeBuilt Brands, Inc. On March 26, 2019, WU Holdco, Inc. and subsidiaries were acquired by The Carlyle Group and TA Associates. Refer to Note 2 for further discussion of the acquisition. The Company operates under two operating and reporting segments, as further discussed in Note 18. The Company’s consumer segment produces, markets and distributes over 50 formulations of branded specialty household cleaning products that address distinct cleaning needs within home, outdoor and other specialty cleaning categories. The brands are well-known throughout the U.S. and include Weiman, Green Gobbler, Goo Gone, Gonzo Natural Magic, biokleen, Magic, Wright’s, Stone Care International and Urnex. The Company’s commercial segment develops and manufactures beverage machine cleaning products, detergents and healthcare specific disinfectants. The Company’s commercial brands include Urnex, Five Star and Micro-Scientific.

Subsequent to March 25, 2019, the Company consists of PurposeBuilt Brands, Inc. and its directly and indirectly wholly owned subsidiaries, CC Holdings, Inc., CC Intermediate Holdings, Inc., Weiman Products, LLC, Five Star Chemicals & Supply, LLC, J.A. Wright & Co., Micro-Scientific, LLC, Urnex Acquisition, LLC, Urnex Holdings, LLC and Urnex Brands, LLC.

Prior to March 26, 2019, the Predecessor consisted of the operations of CC Holdings, Inc. (“CC”), Urnex Acquisition LLC (“Urnex”), and Five Star Chemical & Supply, Inc. (“Five Star”) and all directly and indirectly owned subsidiaries.

Basis of Consolidation and Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The consolidated financial statements presented herein are for the nine-month period ended September 30, 2020 (Successor), and the year ended and December 31, 2019, which includes the period from January 1, 2019 through March 25, 2019 (Predecessor) and the period from March 26, 2019 through December 31, 2019 (Successor). All intercompany balances have been eliminated in consolidation.

References in these consolidated financial statements to the “Predecessor Company” refer to the Company prior to March 26, 2019. References to the “Successor Company” refer to the Company on and after March 26, 2019.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can elect to adopt new or revised accounting standards issued subsequent to the enactment of the JOBS Act under private company effective dates.

The Company has elected to use this extended transition period to adopt new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

The Company will remain an emerging growth company until the earliest of (i) the last day of the first fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which total net sales are at least $1.07 billion or (c) when the Company is deemed to be a large accelerated filer, which means the market value of its common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th or (ii) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Summary of Significant Accounting Policies

Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. The inputs into our judgments and estimates consider the economic implications of COVID-19 on our critical and significant accounting estimates, including those made in connection the valuation of intangible assets, sales returns and allowances, inventory obsolescence and trade promotional allowance. Actual results can differ from those estimates.

Cash and Cash Equivalents

The Company considers investments in highly liquid debt instruments, purchased with an original maturity of ninety days or less, to be cash equivalents.

Restricted Cash

As of September 30, 2020, and December 31, 2019, the Company has a facility lease that requires a letter of credit of $0.1 million that has been satisfied with restricted cash, which is classified as a noncurrent asset on the consolidated balance sheets.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that total the same such amounts shown on the consolidated statements of cash flows for the periods ended September 30, 2020, December 31, 2019 and March 25, 2019 (in thousands):

	Successor Company		Predecessor Company
	September 30, 2020	December 31, 2019	March 25, 2019
Cash and cash equivalents	$15,214	$14,721	$13,141
Restricted cash	68	68	68

Total cash, cash equivalents and restricted cash	$15,282	$14,789	$13,209

Revenue Recognition

On January 1, 2019, the Company adopted ASU 2014-09, Revenue From Contracts With Customers and all related amendments (collectively known as “ASC 606”), using the modified retrospective method. The Company’s revenue recognition policy included herein is based on the application of ASC 606. The adoption of the new pronouncement had no impact on opening retained earnings (deficit) at January 1, 2019.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

The Company’s primary source of revenues is the sale of household cleaning products, beverage machine cleaning products and detergents and disinfectants. Revenue is recognized when performance obligations are satisfied by transferring a promised good or service, an asset, to a customer. An asset is transferred to a customer when, or as, the customer obtains control over the asset.

The Company’s contracts with customers are comprised of purchase orders with standard terms and conditions. The Company recognizes revenue when control of the product transfers to the customer. Transfer of control and revenue recognition of all the Company’s sales occur at a point in time, upon shipment or delivery of product, which is when title, ownership and risk of loss pass to the customer and is based upon the applicable shipping terms. The shipping terms depend on the customer contract. The Company does not recognize revenue over time for any of its contracts with customers.

Payment terms typically range from 30-60 days from the date of shipment. The Company’s billing generally aligns with the Company’s recognition of revenue. As a result, the Company does not recognize a material amount of contract assets or contract liabilities from its contracts with customers.

In most contracts, the transaction price is fixed. However, in certain contracts the Company offers its customers rebates, slotting fees and early payment discounts, which represent variable consideration. For contracts that include variable consideration, the Company estimates the amount of variable consideration using the expected value method. Additionally, the Company applies the constraint and only includes the variable consideration in the transaction price to the extent that it is probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company does not have material return or refund obligations. In certain contracts, slotting fees are paid by the Company to its customer (e.g., retailer) for product placement. Slotting fees are recognized as a reduction to the transaction price, and thus revenue. Refer to Note 14 for additional information on slotting fees paid by the Company.

When a contract includes multiple performance obligations, the transaction price, including the effects of discounts and variable consideration, is allocated among the performance obligations based upon the stand-alone selling prices. The stand-alone selling price of the Company’s performance obligations is directly observable as the Company sells each of its products on a stand-alone basis.

The Company has elected to account for all shipping and handling activities as fulfillment activities, and not as a separate performance obligation. Additionally, the Company has elected to recognize taxes assessed by a governmental authority that are imposed on and concurrent with revenue-generating transactions and collected from the customer on a net basis.

Contract Costs

The Company elects the practical expedient to not capitalize costs to obtain a contract with a customer when the amortization period would be one year or less. Because the Company’s revenues are recognized at a point in time, it does not capitalize any costs to obtain a contract. The Company does not have material costs to fulfill a contract.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience, credit history and current economic conditions. Accounts receivables are considered past due once customer payment terms have been exceeded. Customer payment terms vary by customer. Receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Accounts receivable is also reduced for a reserve for discounts, and short-pays based on historical experience.

Inventories

Inventories are comprised of raw materials, work in process and finished goods and are valued at the lower of cost (first-in, first-out method) or net realizable value.

Property and Equipment, net

Property and equipment of the Company is carried at fair value when acquired in a business combination or at cost for all other property and equipment purchases. Property and equipment are depreciated using the straight line method. Leasehold improvements are stated at cost and are depreciated at the shorter of their lease term or useful lives. Leasehold improvements are included with building and improvements on the consolidated balance sheets. Repair and maintenance activities are expensed as incurred. The useful lives of property and equipment for purposes of depreciation are as follows:

Machinery and equipment	1 - 10 years
Office furniture and equipment	1 - 7 years
Building and leasehold improvements	1 - 39 years or term of lease (whichever is shorter)

Goodwill

In accordance with the provisions of FASB ASC Topic 350, Intangibles—Goodwill and Other, the Company assesses the fair value of goodwill, quantitatively or qualitatively at the reporting unit level, on an annual basis as of October 31 or at an interim date if potential impairment indicators are present. Goodwill is the excess of the purchase price paid over the fair value of the net assets of the acquired business. The Company’s reporting units have been identified at the operating segment level. Goodwill was allocated to the reporting units based on the estimated fair value at the date of acquisition.

For the 2019 assessment, the Company tested goodwill quantitatively. For the quantitative approach, management used a combination of income and market comparables approaches to estimate the fair value of the reporting units. The income approach uses a reporting unit’s projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that is determined based on current market conditions. The projection uses management’s best estimates of economic and market condition over the projected period, including growth rates in sales, costs, estimates of future expected changes in operating margins and cash expenditures. When applying the market approach, the Company uses guideline public company comparables to determine the fair value of the entity. If the carrying value of the reporting unit exceeds its fair value, then a goodwill impairment loss is recognized for the difference up to the carrying value of that reporting unit’s goodwill.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

Intangible Assets, net

The Successor Company has intangible assets, which include trademarks, customer relationships, formulas and a non-competition agreement. The Successor Company’s intangible assets have lives that range from 6-15 years and amortization is recorded on a straight-line basis.

The Predecessor Company had intangible assets, which include trademarks, customer relationships, developed technology, non-competition agreements and formulas. The Predecessor Company’s intangible assets had lives that ranged from 5-15 years and all amortization was recorded on a straight-line basis.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of such assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated during the life of those assets are less than the assets’ carrying amounts. The impairment loss is measured by comparing the amount by which the carrying value of the asset exceeds its fair value. Long-lived assets include property and equipment and intangible assets. There were no indicators of impairment during the for the nine months ended September 30, 2020 (Successor), the period from March 26, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor).

Advertising

Advertising expenditures are expensed in the period in which the advertising occurs and recognized in selling and distribution expenses in the accompanying consolidated statements of operations.

Shipping and Handling Costs

Costs related to shipping and handling are included in cost of goods sold in the statement of operations.

Research and Development

Research and development (“R&D”) costs are expensed as incurred. R&D costs include salaries and benefits, consulting expense, and travel costs. R&D expense amounted to $1.8 million, $1.7 million and $0.6 million for the nine months ended September 30, 2020, the period from March 26, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor), respectively.

Income Taxes

For the nine months ended September 30, 2020 (Successor), and the period from March 26, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor), the Company was subject to federal and state income tax on its corporate earnings. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates on the date of enactment.

The Company accounts for unrecognized tax benefits based upon its assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The Company reports a liability for unrecognized tax benefits taken or expected to be taken in a tax return and recognizes associated interest and penalties, if any, in income tax expense. As of September 30, 2020 and December 31, 2019, the Company had no liabilities recorded for unrecognized tax benefits.

Fair Value of Financial Instruments

The Company’s financial instruments consist principally of cash equivalents, accounts receivable, accounts payable and bank indebtedness. The carrying amount of cash, accounts receivable, accounts payable, and short- term borrowings approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt approximates the carrying value, because the interest rates fluctuate with market interest rates.

The Fair Value Measurements and Disclosure Topic of the Codification defines fair value, establishes a framework for measuring fair value and expands disclosure requirements around fair value measurements. This topic applies to all financial instruments that are being measured and reported on a fair value basis.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Valuations for assets and liabilities traded on active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

Earnings per share

Basic loss per share for the Successor Company is calculated by dividing the net loss by the weighted average number of common shares outstanding during the reporting period. The Successor Company has three classes of common stock and no classes of preferred stock. The three classes of stock share equally in the earnings of the Company, and therefore are treated as a single class for purposes of calculating earnings per share.

For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of potential dilutive common shares is anti-dilutive. For the nine months ended September 30, 2020 and the Successor Period in 2019 (March 26, 2019 through December 31, 2019), the Company’s potentially dilutive shares, which include vested and unvested stock options, have not been included in the calculation of diluted net loss per share as the outcome would have been anti-dilutive. The following table summarizes the stock options that were not included in the calculation of diluted net loss per share for the periods ended (in thousands):

	September 30, 2020	December 31, 2019
Stock options	30	32

Stock-Based Compensation

Stock-based payments to employees, which consist of stock option awards, are measured at fair value on grant date and reported as expense under general and administrative expense in the consolidated statement of operations upon vesting. Certain of the Company’s stock options vest over a requisite service period while other stock options vest upon the achievement of a condition, such as a change in control. Additional disclosures related to equity-based compensation are included in Note 11.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The Company operates in two reportable segments: Consumer and Commercial. Additional disclosures related to the Company’s segments are included in Note 18.

Recently Issued Accounting Pronouncements Not Yet Adopted

As an Emerging Growth Company (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new accounting pronouncements until the required adoption date for private companies. The Company has elected to delay its adoption of the following recently issued accounting pronouncements, such that it will adopt these new pronouncements on the required adoption date for private companies.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended. ASU 2016-02 requires lessees to recognize the following for all leases (with terms of more than 12 months) at the commencement date:

a.	A lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

b.	A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

ASU 2016-02 will be effective for the Company beginning January 1, 2022. Early application will be permitted for all entities. The FASB has issued several amendments to ASU 2016-02, including ASU 2018-11, Leases (Topic 842): Targeted Improvements that introduced an additional transition method permitting an entity to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASU 2016-02 includes optional practical expedients intended to reduce the cost and complexity to implement the new lease standard, such as an option to maintain the current lease classification for all existing lease arrangements and the option to use hindsight in evaluating lessee options to extend or terminate a lease. The Company is currently assessing the impact that the adoption of this standard will have on its consolidated financial statements and related disclosures upon adoption.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance remove certain exceptions related to the approach for intraperiod tax allocations, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. The guidance also clarifies and simplifies other areas of ASC 740. ASU 2019-12 is effective for the Company on January 1, 2022. Certain amendments must be applied on a prospective basis, certain amendments must be applied on a retrospective basis, and certain amendments must be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings/(deficit) in the period of adoption. The Company is evaluating the impact of this guidance as well as timing of adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment methodology with an expected credit loss methodology and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 applies to financial assets that are measured at amortized cost basis, including accounts receivable. ASU 2016-13 was effective for public companies on January 1, 2020 and will be effective for non-public companies on January 1, 2023. Early adoption is permitted. The Company is evaluating the impact of this guidance as well as timing of adoption.

Recently Issued Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820 to add, remove, and modify fair value measurement disclosure requirements. New disclosures required for public companies under ASU 2018-13 include Level 3 changes in unrealized gains or losses and Level 3 range and weighted average used to develop significant unobservable inputs. ASU 2018-13 was effective for the Company beginning January 1, 2020, there was no material impact on the Company’s disclosures.

NOTE 2 - BUSINESS COMBINATIONS

Through a series of transactions, the outstanding stock of WU Holdings, Inc. was acquired by Panamera Acquisition Holdings, Inc. (subsequently renamed PurposeBuilt Brands, Inc. as discussed above). These transactions closed on March 26, 2019. The acquisition was accounted for as a business combination under the acquisition method in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

A black line has also been drawn between the consolidated statements of operations, cash flows and stockholders’ equity from January 1, 2019 through March 25, 2019 (Predecessor) and the Successor periods presented to distinguish between the Successor Company and Predecessor Company. The results of the periods shown for the Predecessor Company are not considered to be comparable to those of the Successor Company.

The following table summarizes the fair values of the consideration paid and assets acquired, and liabilities assumed at the date of acquisition (in thousands):

Total Consideration
Cash, including working capital adjustment	$627,747
Equity	6,352
Deferred non-contingent purchase price	43,600

677,699
Recognized amounts of identifiable assets acquired:
Cash	2,264
Accounts receivable	27,413
Inventories	28,354
Prepaid expenses	3,670
Property and equipment	18,313
Amortizable intangible assets	482,330
Other long-term assets	85

562,429
Recognized amounts of liabilities assumed:
Accounts payable	6,110
Accrued expenses	8,419
Deferred tax liability	86,824

101,353

Total identifiable net assets acquired	461,076
Goodwill	216,623

$677,699

Transaction expenses recorded in the consolidated statement of operations related to the acquisition were $29.3 million during the period from January 1, 2019 through March 25, 2019.

Of the $482.3 million of identifiable intangible assets acquired, $90.2 million was assigned to trademarks (15-years useful life), $48.1 million was assigned to formulas (12-years useful life) and $344.0 million was assigned to customer relationships (15-years useful life). The acquired definite lived intangible assets have a weighted average useful life of approximately 14.7 years. Goodwill recognized is deductible for tax purposes.

A fair value step-up to inventory of $6.0 million is included in cost of goods sold during the period from March 26, 2019 through December 31, 2019.

The deferred non-contingent purchase obligations included deferred payments of $7.8 million, which were paid over three installments within 18 months of the acquisition as well as a $45.0 million deferred payment that must

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

be made to the selling shareholders by the third anniversary of the acquisition. These payments are not contingent on any future earning or other performance measures and have been recorded at present value at the date of acquisition. Fair value of this non-contingent deferred consideration is considered a non-recurring Level 3 fair value measurement at the time of acquisition. The fair value was $43.6 million at the time of acquisition, which was valued under the discounted cash flow valuation methodology. The deferred consideration liability was $40.1 million and $43.4 million as of September 30, 2020 and December 31, 2019, respectively. Tax payments of $5.2 million and $2.6 million were made in the nine-months ended September 30, 2020 (Successor) and in the period from March 26, 2019 through December 31, 2019 (Successor), respectively.

biokleen

Pursuant to a Stock Purchase Agreement, the Company acquired 100% of the shares of Bi-O-Kleen Industries, Inc. on August 30, 2019. The acquisition was made to expand the Company’s product offering for eco-friendly cleaning products. The Company has accounted for the transaction as a business combination.

The following table summarizes the fair values of the consideration paid, assets acquired and liabilities assumed at the date of acquisition (in thousands):

Total consideration
Cash	$8,694
Recognized amounts of identifiable assets acquired
Cash	127
Accounts receivable	909
Inventories	1,071
Prepaid expenses	107
Property and equipment	301
Amortizable intangible assets	6,430
Other long-term assets	9

8,954
Recognized amount of liabilities assumed
Accounts payable and accrued liabilities	831
Deferred tax liability	1,804

Total identifiable net assets acquired	6,319
Goodwill	2,375

$8,694

Transaction expenses incurred during the period from March 26, 2019 through December 31, 2019 (Successor) as a result of the business acquisition described above, totaling $0.3 million have been expensed as incurred and are included in the accompanying consolidated statements of operations.

Of the $6.4 million of identifiable intangible assets acquired, $1.2 million was assigned to trademarks (15 years useful life), $0.6 million was assigned to formulas (10 years useful life), $4.5 million was assigned to customer relationships (15 years useful life) and $0.1 million was assigned to non-competition agreements (6 years life). The acquired definite lived intangible assets have a weighted average useful life of approximately 14.4 years. None of the goodwill is deductible for tax purposes.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

A fair value step-up to inventory of $0.1 million is included in cost of goods sold during the period from March 26, 2019 through December 31, 2019 (Successor).

The results of the biokleen business are included in the Consumer segment. The Company’s net sales included net sales related to the biokleen acquisition of $5.4 million and $2.7 million during the nine months ended September 30, 2020 (Successor) and the period from March 26, 2019 through December 31, 2019 (Successor), respectively. The biokleen financial results were integrated upon acquisition in September 2019, therefore it is not practicable to disclose earnings associated with the acquisition during the period from March 26, 2019 through December 31, 2019 (Successor).

Green Gobbler Acquisition

Pursuant to an Asset Purchase Agreement, the Company acquired the Green Gobbler assets from Eco Clean Solutions, Inc. on February 10, 2020. The acquisition was made to expand the Company’s offering of eco-friendly cleaning products, and to expand the company’s offering of home and garden maintenance products. The Company has accounted for the transaction as a business combination.

The following table summarizes the fair values of the consideration paid and assets acquired, and liabilities assumed at the date of acquisition (in thousands):

Total consideration
Cash	$95,000
Net working capital adjustment	(500)
Deferred Contingent Consideration	17,300

111,800
Recognized amounts of identifiable assets acquired
Accounts receivable	2,023
Inventory	3,628
Other current assets	27
Deferred tax assets	938
Amortizable intangible assets	71,110

77,726
Recognized amount of liabilities assumed
Accounts payable	1,338
Accrued expenses	98

Total identifiable net assets acquired	76,290
Goodwill	35,510

$111,800

Deferred contingent consideration consists of two components. The first component is based off of Green Gobbler’s 2020 net sales, with a maximum payment of $15 million. The second component will be paid out upon a change of control, or if no change of control occurs, based on future revenue, and has no maximum value or expiration. The fair value of the contingent consideration is based primarily on management’s estimate of future revenue. Deferred contingent consideration was valued using Level 3 fair value inputs under the Monte Carlo

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

simulation valuation methodology. The fair value as of September 30, 2020 was $21.7 million, resulting in $4.4 million of expense in the nine-months ended September 30, 2020 (Successor) and was recorded in general and administrative expenses in the consolidated statement of operations.

Transaction expenses incurred during the nine months ended September 30, 2020 (Successor) and the period from March 26, 2019 through December 31, 2019 (Successor) as a result of the business acquisition described above, totaled $3.6 million and $0.8 million, respectively, and have been expensed as incurred and are included in the accompanying consolidated statement of operations. In conjunction with the acquisition agreement, the Company entered into a consulting agreement with the former owners of the acquired business for twelve months following the acquisition. Consulting expenses of $3.5 million are recorded in general and administrative expense in the nine months ended September 30, 2020 (Successor) under the consulting agreement.

The Company also entered into a Transaction Service Agreement (“TSA”) with the sellers for a period of one year after acquisition. Under the TSA, the sellers continue to perform certain services at cost, including production and distribution of products.

Of the $71.1 million of identifiable intangible assets acquired, $14.2 million was assigned to trademarks (15 years useful life), $7.0 million was assigned to formulas (15 years useful life), $49.0 million was assigned to customer relationships (15 years useful life) and $0.9 million was assigned to non-competition agreements (6 years life). The acquired definite lived intangible assets have a weighted average useful life of approximately 14.9 years. Goodwill recognized is expected to be deductible for tax purposes.

A fair value step-up to inventory of $0.7 million is included in cost of goods sold during the nine months ended September 30, 2020 (Successor).

The results of the Green Gobbler business are included in the Consumer segment. The Company’s net sales included net sales from the Green Gobbler of $41.9 million during the nine months ended September 30, 2020 (Successor). The Green Gobbler financial results were integrated upon acquisition in February 2020. Therefore, it is not practicable to disclose earnings associated with the acquisition during the nine months ended September 30, 2020 (Successor).

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

NOTE 3 - REVENUE

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers by customer type, as management believes that this level of disaggregation depicts best how the nature, amount, timing and uncertainty of revenue and cash flows are impacted by economic factors.

(in thousands)	Successor Company		Predecessor Company
	Nine months ended September 30, 2020	March 26, 2019 through December 31, 2019	January 1, 2019 through March 25, 2019
Consumer	$164,021	$98,980	$26,857
Specialty beverage	32,416	36,605	11,635
Healthcare	18,980	16,348	5,119

Total Commercial	51,396	52,953	16,754

Total Net Sales	$215,417	$151,933	$43,611

As shown in the table above, the Company’s consumer customers relate entirely to the Company’s Consumer segment. The Company’s specialty beverage and healthcare customers relate to the Company’s Commercial segment. Refer to Note 18 for additional information on the Company’s segments.

NOTE 4 - ACCOUNTS RECEIVABLE, NET

Below is the Accounts Receivable rollforward for the nine months ended September 30, 2020 (Successor), and the period from March 26, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor). The Company had an allowance that reserves for future rebates, discounts, returns and any doubtful accounts totaling $3.7 million and $1.3 million as of September 30, 2020 and December 31, 2019, respectively.

(in thousands)	Successor Company		Predecessor Company
	Nine months ended September 30, 2020	March 26, 2019 through December 31, 2019	January 1, 2019 through March 25, 2019
Beginning balance	$(1,337)	$—	$(1,185)
Additions	(8,908)	(6,796)	(1,858)
Reductions	6,508	5,459	1,821

Ending balance	$(3,737)	$(1,337)	$(1,222)

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

NOTE 5 - PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following (in thousands):

	September 30, 2020	December 31, 2019
Land	$1,635	$1,635
Machinery and equipment	10,818	9,557
Office furniture and equipment	1,929	1,530
Leasehold improvement	1,153	345
Buildings and improvements	7,427	7,345

Total	$22,962	$20,412
Less accumulated depreciation	(6,033)	(2,902)

Property and equipment, net	$16,929	$17,510

Depreciation expense amounted to $3.1 million, $2.9 million and $0.4 million for the nine months ended September 30, 2020 (Successor), the period from March 26, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor), respectively.

NOTE 6 - INVENTORIES

Inventories consisted of the following (in thousands):

	September 30, 2020	December 31, 2019
Raw materials	$7,910	$6,835
Work in process	1,629	214
Finished goods	23,048	14,822

Inventories	$32,587	$21,871

NOTE 7 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in thousands):

	September 30, 2020	December 31, 2019
Accrued payroll	$6,536	$3,284
Current portion of deferred consideration	—	5,181
Accrued advertising and promotion	1,676	851
Unvouchered liabilities	3,869	1,375
Accrued commissions	357	370
Accrued freight	2,087	868
Accrued royalties	564	764
Management and consulting fees	123	1,394
Accrued sales and property taxes	292	378
Other	1,493	1,302

Accrued expenses and other current liabilities	$16,997	$15,767

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

NOTE 8 - INTANGIBLE ASSETS AND GOODWILL

The following is a summary of the Company’s intangible assets (tables in thousands):

	September 30, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Life
Trademarks	$105,660	$9,833	$95,827	15 years
Formulas	55,620	6,450	49,170	10-15 years
Customer relationships	397,600	37,276	360,324	15 years
Non-competition agreement	990	111	879	6 years

	$559,870	$53,670	$506,200

	December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Life
Trademarks	$91,390	$4,656	$86,734	15 years
Formulas	48,670	3,105	45,565	10-12 years
Customer relationships	348,620	17,761	330,859	15 years
Non-competition agreement	80	4	76	6 years

	$488,760	$25,526	$463,234

Amortization expense amounted to $28.1 million, $25.5 million and $3.9 million for the nine months ended September 30, 2020 (Successor), the period from March 26, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor), respectively.

Estimated future aggregate amortization expense for each of the next five years and thereafter is as follows (in thousands):

Years Ending December 31,
Remainder of 2020	$9,560
2021	38,236
2022	38,236
2023	38,236
2024	38,236
2025	38,236
Thereafter	305,460

Total	$506,200

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

The change in the goodwill carrying value by reportable segment was as follows (in thousands):

	Consumer	Commercial	Total
Balance as of December 31, 2018	$53,349	$46,296	$99,645
Additions	—	—	—

Balance as of March 25, 2019	$53,349	$46,296	$99,645

Balance as of March 26, 2019	$—	$—	$—
Additions from acquisitions	128,393	90,605	218,998

Balance as of December 31, 2019	$128,393	$90,605	$218,998
Additions from acquisitions	35,510	—	35,510

Balance as of September 30, 2020	$163,903	$90,605	$254,508

The Company did not have any goodwill impairments during the nine months ended September 30, 2020 (Successor), the period from March 26, 2019 through December 31, 2019 (Successor) or the period from January 1, 2019 through March 25, 2019 (Predecessor).

NOTE 9 - REVOLVING LINE OF CREDIT AND LONG-TERM DEBT

Successor Company

In connection with the transaction as discussed in Note 2, the Company entered into a credit agreement (“Credit Agreement”) which provides for a term loan of $355 million, a delayed draw term loan of $50 million and a revolving credit facility of $35 million. In connection with the Green Gobbler acquisition in February 2020, the Credit Agreement was amended to provide an additional $56.4 million of term loan borrowings. The Credit Agreement also includes up to $5.0 million of available letters of credit. The Credit Agreement is collateralized by substantially all of the Company’s assets.

The term loan and the delayed draw term loan bear interest at a rate equal to either the Eurocurrency Rate or the Base Rate, both as defined in the Credit Agreement, plus an applicable margin. Principal is due in quarterly installments of .25% of the principal amount of the term loan, with the total remaining balance due on the maturity date, March 26, 2026. During the first two years of the term loan, voluntary prepayments are generally subject to a prepayment penalty. This penalty is 2% of the principal prepaid prior to the first anniversary of the closing date and 1% if made after the first anniversary of the closing date. The interest rate on the term loan was 6.25% at September 30, 2020.

The delayed draw term loan requires a delayed draw commitment fee calculated at 0.50% of the unused portion of the delayed draw term commitment through the first anniversary of the closing date. Thereafter, the commitment fee is 1.00% of the unused delayed draw term loan until the delayed draw termination date, which is March 26, 2021. The interest rate on the delayed draw term loan was 6.25% at September 30, 2020.

The revolving credit facility (“Revolver”) provides for maximum borrowings up to $35 million. The Revolver requires an unused facility fee that ranges from 0.25% to 0.75%, depending on the consolidated senior secured net leverage ratio. The Revolver has provision for up to $5 million of letters of credit, which when issued reduce the borrowing availability of the Revolver.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

As of September 30, 2020 and December 31, 2019 there was an outstanding letter of credit of $0.2 million. There were no borrowings outstanding under the Revolver as of September 30, 2020 and December 31, 2019.

Deferred financing costs totaling approximately $9.0 million were incurred in connection with the Credit Agreement, of which $0.7 million related to the Revolver and are included in other assets, and $8.3 million related to the term loans which were recorded as a reduction to the carrying value of the related debt. Each tranche of such are amortized over the respective term of the debt instruments and amortization expense was approximately $1.1 million for the nine months ended September 30, 2020 and $1.0 million for the period from March 26, 2019 through December 31, 2019.

The various components of the Company’s debt are summarized in the below table (in thousands):

	September 30, 2020	December 31, 2019
Term loan	$405,793	$352,229
Delayed term loan	49,713	7,400
Less: Unamortized deferred financing costs	(7,931)	(7,351)

Total debt	447,575	352,278
Less current portion	(4,614)	(3,624)

Long-term debt, net	$442,961	$348,654

The maturity date of the Revolver is the sixth anniversary of the Credit Agreement, which is March 26, 2025. The maturity date for the term loans is March 26, 2026. Principal payments due over the next five years are presented below (in thousands):

Years Ending December 31,
Remainder of 2020	$1,139
2021	4,527
2022	4,482
2023	4,437
2024	4,393
2025	4,349

Total	$23,327

The Agreement also requires the Company to meet certain affirmative, negative and financial covenants, including a consolidated senior secured net leverage ratio that must not exceed ten to one. The Company was in compliance with all covenants as of September 30, 2020 and December 31, 2019. The Company is required to make additional principal payments based on excess cash flow, as defined in the Credit Agreement as 50% of the excess of the greater of $5 million and 9% of consolidated EBITDA, which could fluctuate based on financial ratios, commencing with the period ending December 31, 2020. Such amounts are not estimable at September 30, 2020.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

Predecessor Company

The Second Amended and Restated Credit Agreement (the “Prior Credit Agreement”) was entered into on June 30, 2017. The term loan commitment under the Prior Credit Agreement was $130.6 million and the revolving loan commitment was $7.5 million. The Prior Credit Agreement was collateralized by substantially all of the Company’s assets and matured on November 22, 2021. The Prior Credit Agreement was repaid in connection with the transaction discussed in Note 2.

As a result of the Business Combination discussed in Note 2, the Company entered into a First Amendment to the Prior Credit Agreement (the “First Amendment”). The First Amendment increased the term loan by $23.0 million and reduced the quarterly loan repayments.

The revolving loan provided for maximum borrowings of up to $7.5 million, which includes provisions for up to $3.8 million of standby letters of credit. The revolving loan allowed for interest monthly at one of two options, a Base Rate Loan, or a LIBOR Rate Loan, both as defined in the Prior Credit Agreement. Each loan had a defined base rate and a corresponding applicable margin which was based on the Company’s total debt to EBITDA ratio. In addition, the revolving loan required a quarterly unused facility fee of 0.50%.

The term loan allowed for interest at one of two options, a Base Rate Loan, or a LIBOR Rate Loan, both as defined in the Prior Credit Agreement. Each loan had a defined base rate and a corresponding applicable margin which was based on the Company’s total debt to EBITDA ratio.

The Prior Credit Agreement also required the Company to meet certain affirmative, negative and financial covenants. The financial covenants include a fixed charge coverage ratio and total debt to EBITDA ratio.

The Predecessor Company issued Class B-2 preferred stock to previous owners of an acquired business in the Predecessor period. Although the Class B-2 preferred stock is legal form equity, holders of the Class B-2 preferred stock were not entitled to voting rights, dividends, or any proceeds upon liquidation, and were only entitled to a payout, which was capped, in the event that the majority owners in the Predecessor Company received a specified return on their investment upon a sale of the Predecessor Company. Accordingly, the Class B-2 preferred stock was not deemed a substantive class of equity and it was accounted for as a liability by the Predecessor Company and recorded at fair value each reporting period with changes in fair value reported through earnings. The fair value of the Class B-2 preferred stock as of January 1, 2019 and March 25, 2019 was $5.0 million, which is the ultimate amount payable to the holders upon the sale of the Predecessor Company.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

NOTE 10 - STOCKHOLDER’S EQUITY

Successor Company

The Company is authorized to issue multiple classes of common stock. The Company’s authorized, issued and outstanding common stock at September 30, 2020 and December 31, 2019 were as follows (in thousands, except per share amounts):

	Authorized Shares	Issued and Outstanding as of September 30, 2020	Issued and Outstanding as of December 31, 2019	Par Value per share
Class A-1 common stock	350	291	291	0.01
Class A-2 common stock	15	7	7	0.01
Class B common stock	35	—	—	0.01

Total common stock	400	298	298

The Company’s common stock consists of Class A-1, Class A-2, and Class B Common Stock. The classes of common stock have substantially identical rights, except with respect to voting rights. Holders of Class A-1 common stock are entitled one vote per share, while holders of Class A-2 and Class B common stock are not entitled to voting rights.

The Company’s Class B common stock is intended to be issued to option holders upon exercise of vested stock options. Refer to Note 11 for additional details on the Company’s equity-based compensation.

Predecessor Company

The Predecessor Company was authorized to issue multiple classes of common and preferred stock. As of January 1, 2019, and March 25, 2019, immediately before the sale of the Company, the Predecessor Company’s authorized issued and outstanding stock consisted of the following (table in thousands):

	Authorized Shares	Issued and Outstanding Shares	Par Value
Class A common stock	300	114	0.01
Class B common stock	100	38	0.01
Class B-1 preferred stock	30	5	0.01

Class A and Class B common shares are entitled to one vote per share and shall vote together as one class of stock. Class B-1 preferred stock do not have any voting rights and are not convertible into common stock. Class B-1 preferred stock has an accrued preferred return of 6%.

Any dividends declared and proceeds upon liquidation will be paid in the following order: (1) to the Class A common stockholders, (2) to the Class B-1 preferred stockholders, (3) to the Class B common stockholders.

The Company classifies the Class A common stock, Class B common stock, and Class B-1 preferred stock in permanent equity because these classes of stock are not redeemable at a fixed or determinable price on a fixed or determinable date, at the option of the holder, or upon the occurrence of an event that is not solely within the Company’s control.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

NOTE 11 - STOCK-BASED COMPENSATION

Successor Company

The Company has the PurposeBuilt Brands, Inc. 2019 Equity Incentive Plan (the Option Plan), which provides for a pool of options that may be awarded to employees and non-employee directors to promote long-term growth and profitability. The option pool includes approximately 33,028 Class B common shares that may be issued under the Option Plan.

There are two types of options granted under the Option Plan: (1) time-vested options and (2) performance-vested options. Time-vested options vest and become exercisable incrementally over a 5-year period. The options become 20%, 40%, 60%, 80%, and 100% vested on the first, second, third, fourth, and fifth anniversaries of the grant date. The time-vested options also provide for accelerated vesting if there is a change in control as defined in the Option Plan. Performance-vested options only vest if the majority shareholder achieves certain multiple on invested capital (“MOIC”, as defined in the Option Plan) hurdles. Both the time-vested and performance-vested stock expire on the day prior to the 15th anniversary of the grant date.

The following table summarizes the Company’s option activity for the nine months ended September 30, 2020 and the Successor period from March 26, 2019 through December 31, 2019 (in thousands, except per share amounts):

	Time-vested options	Performance-vested options	Weighted average exercise price ($ per share)	Aggregate intrinsic value
Outstanding prior to March 26, 2019	—	—
Granted	16	16
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2019	16	16	$1,000	$0
Exercisable at December 31, 2019	—	—
Granted	—	—
Exercised	—	—
Forfeited	1	1

Outstanding at September 30, 2020	15	15	$1,000	$0

Exercisable at September 30, 2020	3	—	$1,000	$0

The exercise price of stock options granted under the Option Plan is equal to the fair market value of the Company’s common stock at the date of grant. The weighted-average exercise price for the Company’s vested and unvested options that were outstanding at September 30, 2020 and December 31, 2019 is $1 thousand. The weighted-average remaining contractual term of the Company’s options at September 30, 2020 and December 31, 2019 is 13.57 years and 14.32 years, respectively. The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying options and the estimated fair value of the Company’s common stock for all options that were in-the-money as of each reporting date.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

Determination of Fair Value

The weighted-average grant date fair value of the time-vested options granted in the successor period through December 31, 2019 was approximately $300. The weighted-average grant date fair value of the performance-vested options granted in the successor period through December 31, 2019 was approximately $170. No options were granted during 2020.

The Company elected to use a standard binomial lattice-based valuation model to calculate the fair value for time-vested stock options granted in 2019 and a Monte Carlo simulation to calculate the fair value for performance-vested stock options granted in 2019. The Company determined that a Monte Carlo simulation was an appropriate estimation model for the performance-vested options because there is a market condition which requires a minimum return on invested capital by the majority investor associated with the vesting of such options. The determination of the fair value of stock options is affected by the Company’s stock price and a number of assumptions. These assumptions include the Company’s expected stock price volatility over the term of the options, risk-free interest rates, and expected dividends, which are determined as follows:

•

Expected term—The expected term represents the period that a stock option award is expected to be outstanding. Since the Company has no option exercise history, it has generally elected to estimate the expected life of an award based upon the “simplified method” with the continued use of this method extended until such time the Company has sufficient exercise history. Under the “simplified method”, the Company assumes the expected term is equal to the average of the award’s contractual term and vesting term.

•

Volatility—The Company has limited historical data available to derive its own stock price volatility. As such, the Company estimates stock price volatility based on the average historic price volatility of comparable public industry peers.

•	Risk-free interest rate—The risk-free rate is based on the U.S. Treasury yield curve in effect on the grant date for securities with similar expected terms to the term of the Company’s stock options.

•

Expected dividends—Expected dividends is assumed to be zero as the Company has not paid and does not expect to pay cash dividends on its common shares subsequent to the Company’s initial public offering.

The inputs used in the models to determine the fair value of the time-vested and performance-vested stock options granted on March 26, 2019 and December 30, 2019 are summarized as follows:

	March 26, 2019	December 30, 2019
Expected Term	5.5 years	5.0 years
Volatility	35.0%	40.0%
Risk-Free Rate	2.20%	1.69%
Expected Dividends	0.0%	0.0%

The Company recognized $0.7 million and $0.6 million of compensation expense for the nine months ended September 30, 2020 (Successor) and the successor period from March 26, 2019 through December 31, 2019, respectively, for the time-vested options in the accompanying consolidated statements of operations. Because the performance-vested options only vest upon the majority shareholder’s achievement of certain MOIC hurdles,

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

which is not deemed to be probable until it occurs, no compensation expense has been recorded in the accompanying consolidated statements of operations for these options. The Company elects to account for forfeitures as they occur. At September 30, 2020, unrecognized stock compensation expense related to the time-vested awards was $3.2 million and is expected to be recognized over a weighted average period of 3.6 years. Unrecognized stock compensation expense related to the performance-vested awards was $2.5 million, which will be recognized upon the majority shareholder’s achievement of certain MOIC hurdles, through a change in control, an initial public offering or other liquidity event.

Predecessor Company

During 2017, the Predecessor Company adopted an incentive plan that provided for up to 20 thousand shares of Class A common stock and 5 thousand shares of Class B common stock to be awarded as options. Two types of options were granted under the Option Plan: (1) time-vested options and (2) performance-vested options.

Time-vested options vest and become exercisable incrementally over a 5-year period. The options become 25%, 50%, 75%, and 100% vested on the second, third, fourth, and fifth anniversaries of the grant date. The time-vested options also provide for accelerated vesting if there is a change in control as defined in the plan agreement. Although the time-vested options contractually vest and become exercisable with the passage of time, the time-vested options do not substantively vest, and thus compensation expense is not recognized, until the sale of the Company due to certain repurchase rights held by the Predecessor Company. Performance-vested options only vest upon the sale of the Predecessor Company in which the majority shareholder receives a minimum return on invested capital, as defined in the plan agreement.

The time-vested and performance-vested options were classified as a liability on the Predecessor Company’s consolidated balance sheet because the Predecessor Company could be required to settle the options in cash.

Because the vesting of both the time-vested and performance-vested options did not occur until the sale of the Predecessor Company, and the sale of the Predecessor Company was not probable before it occurred, the Predecessor Company did not recognize compensation expense for options granted in the predecessor period until the sale of the Company on March 25, 2019. Upon the sale of the Company, the Predecessor Company recognized $21.1 million of compensation expense in the consolidated statement of operations in the period from January 1, 2019 through March 25, 2019 (Predecessor) and classified such expenses as transaction expenses.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

From time to time and in the normal course of business, various claims could be made against the Company. At this time, in the opinion of management, there are no pending claims for which the outcome is expected to result in a material adverse effect on the balance sheets, cash flows or results of operations of the Company.

Operating lease expense and related insurance, maintenance and tax expenses were $2.4 million, $2.6 million, and $0.8 million for the nine months ended September 30, 2020 (Successor), the period from March 25, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor), respectively. Additionally, the Company has a $0.1 million deposit for leased premises, which is presented as restricted cash as of September 30, 2020 and December 2019.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

The Company leases various facilities and other equipment under non-cancelable operating leases which expire at various dates.

Future minimum lease payments as of September 30, 2020 are approximately as follows (in thousands):

Years Ending December 31,
Remainder of 2020	$645
2021	2,220
2022	2,331
2023	2,340
2024	1,098
2025	—

Total	$8,634

NOTE 13 - INCOME TAXES

The components of the provision (benefit) for income tax expense for the nine months ended September 30, 2020 (Successor), the period from March 26, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor), consisted of the following (in thousands):

	Successor Company		Predecessor Company
	Nine month ended September 30, 2020	March 26, 2019 through December 31, 2019	January 1, 2019 through March 25, 2019
Current	$(4,676)	$382	$(893)
Deferred	(4,309)	(5,652)	(5,389)

Total	$(8,985)	$(5,270)	$(6,282)

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

Presented below is the effective tax rate reconciliation for the nine months ended September 30, 2020 (Successor), the period from March 26, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor) (in thousands).

	Successor Company		Predecessor Company
	Nine month ended September 30, 2020	March 26, 2019 through December 31, 2019	January 1, 2019 through March 25, 2019
Income taxes at statutory rate	$(6,071)	$(4,780)	$(5,326)
Nondeductible transaction costs	—	67	582
Stock-based compensation	—	—	392
Accretion of non-contingent consideration	395	488	—
State Income Taxes, net of federal tax (benefit)	(2,530)	(841)	(1,047)
Permanent benefit from NOL carryback	(425)	—	—
Impact of prior year amended return	(44)	—	(518)
Other	(310)	(204)	(365)

Income tax benefit	$(8,985)	$(5,270)	$(6,282)

The Company made (received) income tax payments (refunds) of $(0.1) million, $0.1 million, and $(0.2) million in the nine months ended September 30, 2020 (Successor), the period from March 26, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor), respectively.

The deferred tax assets and liabilities consist of the following components as of September 30, 2020 and December 31, 2019 (in thousands):

	For the Period Ended
	September 30, 2020	December 31, 2019
Deferred tax assets:
Accrued expenses	$1,202	$493
Inventory	220	175
Deferred consideration	1,103	—
Business interest limitation carryforward	2,829	3,760
Net operating loss carryforward	1,930	3,601
Tax credits	577	—
Reserves and other	1,173	374

	9,034	8,403
Deferred tax liabilities
Intangibles	(82,328)	(86,747)
Property and equipment	(2,134)	(2,320)

	(84,462)	(89,067)

Net deferred tax liability	$(75,428)	$(80,664)

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

The Company has a federal net operating loss carryforward of $4.4 million as of September 30, 2020 that is not subject to expiration. The Company also has $13.4 million of various state net operating loss carryforwards that begin to expire in 2030.

The Company is subject to income taxes in the United States federal and in various state taxing jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years prior to 2016.

NOTE 14 - ADVERTISING, PROMOTION AND SAMPLING COSTS

Advertising, promotion and sampling costs amounted to $12.0 million, $8.0 million, and $2.1 million for the nine months ended September 30, 2020 (Successor), the period from March 26, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor), respectively. The total amounts of these costs that was recorded as a reduction of sales as it represents discounts, rebate and slotting allowances was $8.8 million, $5.0 million, and $1.4 million for the nine months ended September 30, 2020 (Successor), the period from March 26, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor), respectively. The remainder of these costs were included in selling expenses as they represent costs paid for marketing and advertising.

NOTE 15 - RETIREMENT AND PROFIT-SHARING PLAN

The Company sponsors two employee savings plans in accordance with Section 401(k) of the Internal Revenue Code. The plans allow participation by employees who have met certain eligibility requirements. Company contributions to the plans are determined annually at the discretion of the Company. In addition, one plan has a safe harbor election pursuant to which Urnex is required to make employer contributions equal to 100% of each participant’s deferral contributions of 3% of their compensation. Total contributions to the plans for the nine months ended September 30, 2020 (Successor), the period from March 26, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through March 25, 2019 (Predecessor) were $0.8 million, $0.8 million, and $0.2 million, respectively.

NOTE 16 - CONCENTRATION OF RISK

The Company utilizes a key sales platform for a portion of its business. During the nine months ended September 30, 2020 (Successor), and the period from March 26, 2019 through December 31, 2019 (Successor), 27.8% and 9.9% of the Company’s net sales, respectively, were made through this sales platform. Net sales through this sales platform were not significant during the period from January 1, 2019 through March 25, 2019 (Predecessor).

One customer accounted for 12.1% and 13.1% of the Company’s net sales during the period from March 26, 2019 through December 31, 2019 (Successor) and from January 1, 2019 through March 25, 2019 (Predecessor), respectively. This customer had an account receivable balance of $3.6 million and $3.7 million as of September 30, 2020 and December 31, 2019, respectively.

At September 30, 2020, a separate customer had an account receivable balance of $7.0 million.

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

NOTE 17 - RELATED PARTY TRANSACTIONS

The Successor Company has management services agreements with certain affiliates of majority and minority shareholders. The agreement requires a quarterly payment that is the greater of $0.25 million or 0.5% of consolidated Trailing Twelve-Month EBITDA, as defined in such agreements. The Predecessor Company had a management services agreement with an affiliate of the majority shareholder that provided for a management fee, paid quarterly, based on 1% of net revenues not to exceed $0.8 million annually and related out-of-pocket expenses. The Company incurred management fees and out-of-pocket expenses totaling $1.0 million, $0.6 million, and $0.4 million for the nine months ended September 30, 2020 (Successor), Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019, respectively.

NOTE 18 - SEGMENTS

The Company conducts business through two reportable segments – Consumer and Commercial. The Company uses segment information internally to manage its business and make decisions regarding the allocation of resources between segments.

Expenses below gross margin are not allocated between segments because management does not use the information in the measurement of the performance of the Company’s reportable segments. Additionally, management does not review assets at the operating segment level when allocating resources, therefore assets by segment are not presented below. Segment Gross Margin is the measure used to analyze performance at the segment level. It is defined as gross margin, excluding purchase accounting-related adjustments. Accordingly segment gross margin excludes amortization of intangible assets and inventory write ups. It is presented below for the nine months ended September 30, 2020 (Successor), the periods from March 26, 2019 through December 31, 2019 (Successor), and January 1, 2019 through March 25, 2019 (Predecessor) (in thousands):

	Commercial	Consumer	Total
Nine months ended September 30, 2020 (Successor)
Revenue	$51,396	$164,021	$215,417
Segment Gross Margin	25,953	67,822	93,775

March 26, 2019 through December 31, 2019 (Successor)
Revenue	52,953	98,980	151,933
Segment Gross Margin	29,050	37,148	66,198

January 1, 2019 through March 25, 2019 (Predecessor)
Revenue	16,754	26,857	43,611
Segment Gross Margin	8,327	10,431	18,758

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

A reconciliation of the total of the reportable segments’ gross margin to loss before benefit for income taxes is as follows (in thousands):

	Commercial	Consumer	Total
Nine months ended September 30, 2020 (Successor)
Segment Gross Margin	$25,953	$67,822	$93,775
Selling			31,677
General and administrative			31,123
Transaction expenses			3,598
Purchase accounting adjustment			745
Amortization of intangible assets			28,144
Interest expense			27,396

Loss before income tax benefit			$(28,908)

March 26, 2019 through December 31, 2019 (Successor)
Segment Gross Margin	$29,050	$37,148	$66,198
Selling			17,773
General and administrative			12,357
Transaction expenses			1,132
Purchase accounting adjustment			6,140
Amortization of intangible assets			25,526
Interest expense			26,035

Loss before income tax benefit			$(22,765)

January 1, 2019 through March 25, 2019 (Predecessor)
Segment Gross Margin	$8,327	$10,431	$18,758
Selling			5,336
General and administrative			3,681
Transaction expenses			29,341
Amortization of intangible assets			3,897
Interest expense			1,865

Loss before income tax benefit			$(25,362)

NOTE 19 - SUBSEQUENT EVENTS

The Company has evaluated its consolidated financial statements for subsequent events through November 25, 2020, the date the consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 (Successor) and the period from March 26, 2019 through December 31, 2019 (Successor) and from January 1, 2019 through March 25, 2019 (Predecessor), were available to be issued. The Company updated its evaluation of subsequent events through January 15, 2021, the date on which the financial statements were reissued. On December 31, 2020, the Company drew $8.0 million on the revolving credit facility. Also, on December 31, 2020, the Company entered into a tax receivable agreement (“TRA”) with

PurposeBuilt Brands, Inc. and Subsidiaries (formerly known as Panamera Acquisition Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Nine months ended September 30, 2020, Successor period from March 26, 2019 through December 31, 2019 and Predecessor period from January 1, 2019 through March 25, 2019

the existing shareholders. Under the TRA, the Company is liable for the payment of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that is actually realized (or are deemed to be realized in the case of an early termination payment, or a change of control) as a result of certain of the Company’s existing tax assets. The Company’s obligation under the agreement could total up to $60.7 million, and is payable when such tax savings are realized over a period of 15 years. The amount and timing of payment will be determined by the level of taxable earnings in future periods.

NOTE 20 - SUPPLEMENTAL DISCLOSURE

INCOME STATEMENT FOR THE PERIODS FROM MARCH 26, 2019 TO SEPTEMBER 30, 2019 (SUCCESSOR, UNAUDITED) AND FROM JANUARY 1, 2019 TO MARCH 25, 2019 (PREDECESSOR, UNAUDITED)

	Successor Company	Predecessor Company
	March 26, 2019 to September 30, 2019	January 1, 2019 to March 25, 2019
Net sales	$101,907	$43,611
Cost of goods sold	64,116	25,210

GROSS MARGIN	37,791	18,401

OPERATING EXPENSES:

Selling	12,571	5,336
General and administrative	6,863	3,681
Transaction expenses	1,132	29,341
Amortization of intangible assets	15,084	3,540

OPERATING INCOME (LOSS)	2,141	(23,497)

NONOPERATING EXPENSES:
Interest expense	17,697	1,865

LOSS BEFORE INCOME TAX BENEFIT	(15,556)	(25,362)
Income tax benefit	(3,371)	(6,282)

NET LOSS	$(12,185)	$(19,080)

BASIC AND DILUTED LOSS PER SHARE	$(40.99)	n/a
WEIGHTED AVERAGE SHARES OF COMMON STOCK—BASIC AND DILUTED	297.25

Schedule I – Parent Company Financial Statements

PurposeBuilt Brands, Inc.

CONDENSED BALANCE SHEETS

(in thousands)

	September 30, 2020	December 31, 2019
ASSETS
Investment in subsidiaries	252,911	272,154

Total assets	$252,911	$272,154

LIABILITIES AND STOCKHOLDERS’ EQUITY
Common stock	3	3
Additional paid-in capital	290,326	289,646
Retained (deficit)	(37,418)	(17,495)

Total stockholders’ equity	252,911	272,154

Total liabilities and stockholders’ equity	$252,911	$272,154

CONDENSED STATEMENTS OF OPERATIONS

(in thousands)

	Successor
	Nine Months Ended September 30, 2020	March 26, 2019 through December 31, 2019
Loss from equity method investee	(19,923)	(17,495)

Net loss	$(19,923)	$(17,495)

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	Successor
	Nine Months Ended September 30, 2020	March 26, 2019 through December 31, 2019
Net cash provided by operating activities	—	—
Cash flows from investing activities:
Investment in subsidiaries	—	(282,662)

Net cash used in investing activities	—	$(282,662)
Cash flows from financing activities:
Proceeds from issuance of common shares	—	282,662

Net cash from financing activities		$282,662
Cash, cash equivalents and restricted cash, beginning of period	—	—
Cash, cash equivalents and restricted cash, end of period	—	—

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1—PARENT COMPANY ONLY PRESENTATION

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of PurposeBuilt Brands, Inc.’s wholly-owned subsidiaries exceed 25% of the consolidated net assets of the Company. The ability of PurposeBuilt Brands, Inc. to pay dividends and to make loans and advances may be limited due to the restrictive covenants in the agreements governing its subsidiary’s credit arrangements. The restrictions apply to $197.5 million of the Company’s net assets at September 30, 2020.

These condensed parent company financial statements are for PurposeBuilt Brands, Inc. on a standalone basis (the “Parent”) and the equity method of accounting is used to reflect ownership interest in its subsidiary.

The condensed financial statements should be read in conjunction with the consolidated financial statements of PurposeBuilt Brands, Inc. and subsidiaries and notes thereto. Refer to the consolidated financial statements and notes presented elsewhere herein for additional information and disclosures with respect to these financial statements.

No dividends have been paid to the Parent in the period from March 26, 2019 through December 31, 2019 and the period from January 1, 2020 through September 30, 2020 by its subsidiary.

NOTE 2—SUBSEQUENT EVENTS

The Parent has evaluated its condensed financial statements (parent company only) for subsequent events through December 30, 2020, the date the condensed financial statements as of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and the period from March 26, 2019 through December 31, 2019, were available to be issued. The Parent updated its evaluation of subsequent events through January 15, 2021, the date on which the condensed financial statements were reissued. On December 31, 2020, the Company drew $8.0 million on the revolving credit facility. Also, on December 31, 2020, the Company entered into a tax receivable agreement (“TRA”) with the existing shareholders. Under the TRA, the Company is liable for the payment of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that is actually realized (or are deemed to be realized in the case of an early termination payment, or a change of control) as a result of certain of the Company’s existing tax assets. The Company’s obligation under the agreement could total up to $60.7 million, and is payable when such tax savings are realized over a period of 15 years. The amount and timing of payment will be determined by the level of taxable earnings in future periods.

             Shares

PurposeBuilt Brands, Inc.

Common Stock

Prospectus

Barclays

Morgan Stanley

(in alphabetical order)

Goldman Sachs & Co. LLC

Baird

BofA Securities

Credit Suisse

UBS Investment Bank

Academy Securities

Blaylock Van, LLC

R. Seelaus & Co., LLC

Ramirez & Co., Inc.

TCG Capital Markets L.L.C.

                , 2021

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by us expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than the underwriting discount). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and Nasdaq.

Filing Fee-Securities and Exchange Commission	$	*
Fee-Financial Industry Regulatory Authority, Inc.		*
Listing Fee-Nasdaq		*
Fees of Transfer Agent		*
Fees and Expenses of Counsel		*
Fees and Expenses of Accountants		*
Printing Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law, or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides, among other things, that a Delaware corporation may indemnify any person who was, is, or is threatened to be made party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses such officer or director has actually and reasonably incurred.

Section 145 also provides that the expenses incurred by a director, officer, employee, or agent of the corporation or a person serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise in defending any action, suit, or proceeding may be paid in advance of the final disposition of the action, suit, or proceeding, subject, in the case of current officers and directors, to the corporation’s receipt of an undertaking by or on behalf of such officer or director to repay the amount so advanced if it shall be ultimately determined that such person is not entitled to be indemnified.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, provision of our amended and restated bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers signing this Registration Statement by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Plan-Related Issuances

From January 1, 2018 through the date of the prospectus, we granted to our directors and employees options to purchase 31,577 shares of our Class B common stock with a per share exercise price of $1,000.

From January 1, 2018 through the date of the prospectus, we granted to our employees options to purchase 1,050 shares of our Class B common stock with a per share exercise price of $1,200.

The offers, sales and issuances of the securities described above were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) in that the transactions were between an issuer and members of its senior executive management or board of directors and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors, or consultants who received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Acquisitions

In March 2019, we issued 290,869 shares of our Class A-1 common stock to our Sponsors, and 6,382 shares of our Class A-2 common stock to our directors and employees in connection with the Acquisition.

In April 2019, we issued 25 shares of our Class A-2 common stock to our employees in connection with the Acquisition.

In December 2019, we issued 500 shares of our Class A-2 common stock to our employees in connection with the Acquisition.

The sales were not registered under the Securities Act because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b)	Financial Statement Schedules. None.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2)	The undersigned registrant hereby undertakes that:

(A)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

2.1	Agreement and Plan of Merger, dated as of February 16, 2019, by and among WU Holdco, Inc., Cortec Group Fund V, L.P., Panamera Purchaser, Inc. and Panamera Merger Sub, Inc.#

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant

3.3	Bylaws of the Registrant, as currently in effect

3.4	Form of Amended and Restated Bylaws of the Registrant

5.1	Opinion of Kirkland & Ellis LLP*

10.1	Form of Registration Rights Agreement*

10.2	Form of Stockholders Agreement*

10.3	2021 Incentive Plan†*

10.4	Panamera Acquisition Holdings, Inc. 2019 Equity Incentive Plan†

10.5	Amended and Restated Employment Agreement, dated as of July 17, 2017, between Weiman Products, LLC and Christopher G. Bauder†

10.6	Employment Offer Letter to Douglas B. Richcreek, dated as of November 4, 2019†

10.7	Severance Agreement, dated as of November , 2019, between Weiman Products, LLC and Douglas B. Richcreek†*

10.8	Employment Agreement, dated as of July 20, 2017, between Weiman Products, LLC and Russell F. Snow†

10.9	Form of Indemnification Agreement†*

10.10	Credit Agreement, dated as of March 26, 2019, by and among WU Holdco, Inc., as borrower, Panamera Purchaser, Inc., as holdings, Antares Capital LP, as administrative agent and collateral agent, and the other lenders and letter of credit issuers party thereto

10.11	Amendment No. 1 to the Credit Agreement, dated as of February 10, 2020, by and among WU Holdco, Inc., as borrower, Panamera Purchaser, Inc., as holdings, Antares Capital LP, as administrative agent and collateral agent, and the other lenders and letter of credit issuers party thereto

10.12	Amendment No. 2 to the Credit Agreement, dated as of April 29, 2020, by and among WU Holdco, Inc., as borrower, Panamera Purchaser, Inc., as holdings, Antares Capital LP, as administrative agent and collateral agent, and the other lenders and letter of credit issuers party thereto

10.13	Consulting Agreement, dated as of March 26, 2019, between Panamera Purchaser, Inc. and Carlyle Investment Management L.L.C.

10.14	Consulting Agreement, dated as of March 26, 2019, between Panamera Purchaser, Inc. and TA Associates Management, L.P.

10.15	Tax Receivable Agreement, dated as of December 31, 2020, by and among PurposeBuilt Brands, Inc., the stockholders party thereto, Carlyle Panamera Holdings, L.P. and TA XII-A, L.P.

16.1	Letter from Grant Thornton LLP regarding statements made in the registration statement concerning its dismissal

21.1	Subsidiaries of the Registrant

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP

23.2	Consent of Ernst & Young LLP

23.3	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1)*

24.1	Power of Attorney (included in signature page)

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.
#	Certain portions of this document that constitute confidential information have been redacted in accordance with Item 601(b)(2)(ii) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gurnee, State of Illinois, on the 15th day of January, 2021.

PURPOSEBUILT BRANDS, INC.

By:	/s/ Christopher G. Bauder
Name:	Christopher G. Bauder
Title:	Chief Executive Officer

Each person whose signature appears below constitutes and appoints Christopher G. Bauder and Douglas Richcreek, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this Registration Statement and (ii) additional registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher G. Bauder Christopher G. Bauder	Chief Executive Officer and Director (principal executive officer)	January 15, 2021

/s/ Douglas B. Richcreek Douglas B. Richcreek	Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)	January 15, 2021

/s/ Anita Balaji Anita Balaji	Director	January 15, 2021

/s/ J. David Basto J. David Basto	Director and Chairman of the Board of Directors	January 15, 2021

/s/ Elaine Boltz Elaine Boltz	Director	January 15, 2021

/s/ William D. Christ II William D. Christ II	Director	January 15, 2021

/s/ Abraham M. Hidary Abraham M. Hidary	Director	January 15, 2021

/s/ Jackson P. Roberts Jackson P. Roberts	Director	January 15, 2021

/s/ David Scharf David Scharf	Director	January 15, 2021

/s/ Amara Suebsaeng Amara Suebsaeng	Director	January 15, 2021